Form 20-F
period 2002-12-31
NORTHSTAR AEROSPACE INC
filed 2003-04-30
CIK 1036652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                       Registration Statement Pursuant To Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒                       Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934 for the year ended December 31, 2002 (Indenture covenant filer – see below)

OR

☐                       Transition Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934
for the transition period from                to

Commission file number 333-06688

NORTHSTAR AEROSPACE, INC.

(formerly named Derlan Industries Limited)

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s Name into English)

Province of Ontario, Canada

(Jurisdiction of incorporation or organization)

105 Bedford Road
Toronto, Ontario
CANADA, M5R 2K4

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:  NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Guarantee of subsidiary’s 10% Senior Notes Due 2007 as to which there is a reporting obligation pursuant to the indenture.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Title of Class	Outstanding as of December 31, 2002
Common Shares	28,847,318
Preference Shares	NIL

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐    No  ☒ (Indenture covenant filer)

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒    Item 18 ☐

TABLE OF CONTENTS

GENERAL INFORMATION

In this Annual Report of Northstar Aerospace, Inc. (formerly named Derlan Industries Limited) on Form 20-F, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars.

PART I

ITEM 1.                        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                        KEY INFORMATION

Selected Financial Data

The following selected consolidated financial data of Northstar Aerospace, Inc. (“Northstar” or the “Company”) is qualified by reference to and should be read in conjunction with the consolidated financial statements, related notes thereto, and the financial data contained in Item 5 - “Operating and Financial Review and Prospects”, and other financial data included elsewhere herein.

The following table sets forth the revenues and net income (loss), in total and on a basic and diluted per share basis, for each of the last five completed fiscal years ending December 31.

	Year Ended December 31
Canadian GAAP	2002(1)	2001(1)	2000(1)	1999(1)	1998(1)
	($000’s except per share amounts)
Revenues – Continuing operations(2)	$179,578	$186,683	$146,736	$106,385	$109,388
Income (Loss) from continuing operations	16,505	5,934	(8,096)	2,207	906
Net Income (Loss)	604	(112)	(12,200)	(2,726)	(20,796)
Income (Loss) per share from continuing operations – basic	0.57	0.21	(0.28)	0.07	0.02
Income (Loss) per share from continuing operations – diluted	0.55	0.20	(0.28)	0.07	0.02
Net income (Loss) per share-basic and diluted	0.02	0.00	(0.42)	(0.09)	(0.74)
Total Assets	222,091	230,373	212,763	207,344	312,504
Long-Term Debt (long-term portion)	100,243	101,554	96,821	93,621	170,758
Net Assets	42,718	44,016	42,432	58,555	61,329
Common Shares ($Cdn)	152,642	152,625	152,625	152,625	152,625
Average number of Common Shares (000’s)	28,843	28,833	28,833	28,833	28,599

See notes on next page

	Year Ended December 31
	2002	2001	2000	1999	1998
	($000’s except per share amounts)
Dividends Paid Per Common Share	$ Nil	$ Nil	$ Nil	$ Nil	$ Nil
Dividends Paid Per Series A Preference Share(3) $Cdn.	N/A	N/A	N/A	N/A	0.3705
Dividends Paid Per Series A Preference Share(3) $US	N/A	N/A	N/A	N/A	0.2497

Notes:

(1)                                  The selected financial information has been restated to reflect continuing operations and discontinued operations separately.  See Note 14 to the consolidated financial statements.

(2)                                  Includes Northstar Aerospace (Chicago), Inc. and Windsor Gear and Drive Inc., from their dates of acquisition of March 31, 2000 and March 7, 2001,  respectively.

(3)                                  Series A preference shares were redeemed on June 15, 1998.

U.S. GAAP	2002	2001	2000	1999	1998
	($000’s except per share amounts)
Income (loss) from Continuing Operations	$16,263	$9,083	$(11,407)	$1,677	$3,149
Net Income (loss)	362	3,037	(15,511)	(3,256)	(18,553)
Income (loss) per share from continuing operations – basic	0.56	0.32	(0.40)	0.06	0.11
Income (loss) per share from continuing operations –diluted	0.54	0.31	(0.40)	0.15	0.11
Net income (Loss) per share – basic	0.01	0.11	(0.54)	(0.11)	(0.65)
Net income (loss) per share – diluted	0.01	0.10	(0.54)	(0.11)	(0.66)
Total Assets	221,963	230,516	209,791	206,903	313,935
Net Assets	42,270	43,984	39,607	57,069	59,867

Exchange Rates

The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).  Such rates are set forth as United States dollars per Cdn. $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00(1).

The high and low exchange rates for each month during the previous six (6) months are as follows:

	High	Low
October, 2002	0.6407	0.6272
November, 2002	0.6440	0.6228
December, 2002	0.6461	0.6329
January, 2003	0.6570	0.6349
February, 2003	0.6720	0.6530
March, 2003	0.6822	0.6709

The average rates for each of the five (5) most recent fiscal years are as follows:

	Year Ended December 31,
	2002	2001	2000	1999	1998
Average for period(2)	0.6369	0.6457	0.6727	0.6731	0.6740

Notes:

(1)                                  On April 21, 2003, the inverse of the Noon Buying Rate was Cdn. $1.00 = U.S.  $0.6876.

(2)                                  The average of the exchange rates on the last day of each month during the applicable period.

Risk Factors

Please refer to the detailed discussion under the heading of Risks and Uncertainties contained in Item 5 on pages 18 to 20.

ITEM 4.                        INFORMATION ON THE COMPANY

History and Development of the Company

The Company is a supplier of components and assemblies for the commercial and military aerospace markets and has operations in the United States and Canada.  The Company was incorporated under the laws of the Province of Ontario on March 29, 1984.  The Company’s principal executive offices are located at 105 Bedford Road, Toronto, Ontario, Canada M5R 2K4, telephone number (416) 364-5852.  The Company’s U.S. executive offices are located at 6006 West 73rd Street, Bedford Park, Illinois, 60638 USA. , telephone number (708) 728-2000.

Significant Events

Senior Management/Board of Directors

In April 2002, management recommended a reduction in the size of the board of directors from nine to five. The board recently decided to expand its size to six members. Given the scope of the Company’s activities the Company believes that the board composition of six members is appropriate to carry out its duties effectively.  Requisite approval of the decrease in board size was obtained from holders of common shares (“Shareholders”) of the Company on June 11, 2002.  The shareholder resolution passed provides the board with discretion to determine the number of members of the board from time to time by resolutions.

In April 2002, the board of directors requested that the Human Resource/Compensation Committee immediately seek to identify and select a new Chief Executive Officer to lead the Company in its next phase of growth and development.  On January 6, 2003, Mark Emery joined the Company.  He assumed the role of President and CEO effective April 1, 2003 replacing Donald K. Jackson.  Mr. Jackson became Chairman of the Board on April 1, 2003.

Name Change

In April 2002, the board of directors decided to continue the operations of the Company under a new trade name, Northstar Aerospace.  The directors of the Company subsequently determined that it would be in the best interest of the Company and its Shareholders to change its legal name to “Northstar Aerospace, Inc.” to more clearly reflect and communicate its position in the market as an international growth oriented aerospace company.  At the Company’s Annual and Special Meeting of Shareholders on

June 11, 2002, a special resolution of Shareholders was approved, amending the Articles of Amalgamation of the Company to change its name from Derlan Industries Limited to Northstar Aerospace, Inc.

Discontinued Pump Operations

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies in which the Company had an equity investment, with its joint venture partner.  Pursuant to the transaction, the Company’s common shares in the pump companies were exchanged for $18 million non-participating preferred shares redeemable on or before March 31, 2008.  Further details of the transaction are outlined in note 14 to the consolidated financial statements.

As set out in note 14 to the consolidated financial statements, there currently exists significant uncertainty about the future of the pump companies.  Accordingly, at December 31, 2002, the Company made a provision of $10.4 million to reduce to nil the carrying amounts of its net investment in the pump companies.

Significant Subsidiaries

Name	Country of Incorporation	Proportion of Ownership
(a) Northstar Aerospace (USA) Inc.	United States	100%
(b) Northstar Aerospace (Chicago), Inc.	United States	100%
(c) D-Velco Manufacturing of Arizona, Inc.	United States	100%
(d) Northstar Aerospace Turbine Engine Service Group Inc.	United States	100%
(e) Navhouse Global Avionics USA Inc	United States	100%
(e) Northstar Aerospace (Canada) Inc.	Canada	100%
(f) Navhouse Global Avionics, Inc	Canada	100%

Business Overview - Continuing Operations

The following is a description of the nature of the Company’s continuing operations in the United States and Canada and its principal activities, including main categories of products sold and/or services performed for each of the last three (3) financial years:

Business.  The Company manufactures flight critical parts for military aircraft applications and non-flight critical parts for commercial aircraft.  The Company’s facilities are located in the United States and Canada.  The principal parts and assemblies manufactured are gears, shafts, gearboxes and other related components for helicopter transmissions, helicopter rotor heads, accessory gearboxes for aircraft engines and components for auxiliary power units.  Additionally, the Company carries out machining and fabrication services for a variety of aerospace applications and provides maintenance, repair and overhaul (“MRO”) services.  The MRO operations service military helicopter transmissions, inertial navigation systems utilizing gyroscope technology and Pratt and Whitney PT6T and PT6A engines used for helicopters and small turbo prop aircraft.

Management believes certain long-term trends will impact the future of the aerospace markets that the Company serves.  These trends include: (i) increased outsourcing by the original equipment manufacturers (“OEM’s”); (ii) consolidation of the supplier base; (iii) global sourcing of components for commercial aircraft; and (iv) retrofit and upgrade of military aircraft fleets.  The Company believes it has aligned its ongoing operations to fully exploit these trends.

Markets and Products.  The principal markets served by the Company are the defence and commercial aerospace markets.  As described below, the Company manufactures a wide range of products for these markets.  The percentages of the Company’s revenues generated from the defence and commercial aerospace markets in 2002 were 62% and 38%, respectively.

Defense Market.  The Company serves the growing market for the supply of spare parts, retrofits and the upgrade of existing aircraft.  The Company also provides MRO services for certain of the parts it supplies.  The Company’s main products for military markets include gears and transmissions for the AH 64, CH 46 and CH 47 helicopters, rotor heads for the Lynx helicopter, accessory gearboxes for the F 22 Raptor jet aircraft, and MRO services for CH 46 and AH 64 helicopter transmissions.  The Company’s principal customers in the military market are Boeing, AgustaWestland and the U.S. Government.  Boeing accounted for approximately 54% of the defence market revenues recorded in 2002 (2001 – 59% and 2000 – 71%).

Commercial Aerospace Market.  The Company’s commercial aviation activities primarily relate to the sale of non-flight critical parts using its gear manufacturing expertise.  These parts include components for auxiliary power units and accessory gearboxes for fixed wing engine applications.  The Company also carries out machining and fabrication services for a variety of aerospace applications and commercial MRO services.  The MRO activities include servicing of Pratt and Whitney PT6A and PT6T engines used in helicopter and small turbo prop airplane applications, and gyroscope based inertial navigation systems.  The Company’s principal customers in the commercial aerospace market are General Electric and Honeywell.  General Electric accounted for approximately 48% of the commercial aerospace revenues recorded in 2002 (2001 – 50% and 2000 – 46%).  The Company’s products are used in the GE CF34-3B engine (auxiliary gearboxes) and large commercial aircraft (auxiliary power units).

Competition.  The aerospace component industry is highly competitive, consisting of a limited number of well-capitalized companies that offer a broad range of products and services and a large number of smaller, specialized companies.  Specifically, in the helicopter gear and transmission market, the Company faces competition from a limited number of other independent gear manufacturers and the specialty gear divisions of helicopter OEMs such as Bell and Sikorsky.  The Company believes that the principal competitive factors in the segments of the aerospace industry that the Company serves are manufacturing process excellence, obtaining and maintaining qualification as an approved OEM supplier for each part and manufacturing process, qualification for testing of completed components, meeting customer delivery schedules and price

Marketing.  The Company markets its products and services primarily in the United States, Canada and Europe using a combination of direct sales force personnel and local agents.  Direct sales personnel and agents are assisted by product managers and engineers who provide project management, process management and technical expertise for the development, manufacture and MRO services necessary to meet each customer’s requirements.

Breakdown of Revenues – Continuing Operations:

		Revenues for Years ended December 31 (in millions)
Market	Location of Customer	2002	2001	2000
Defence	United States	$85.9	$86.1	$48.6
	Europe	21.3	17.2	12.8
	Other	4.1	—	—
		$111.3	$103.3	$61.4

Commercial	United States	$62.4	$73.5	$78.7
	Canada	3.5	4.7	1.3
	Europe	0.5	0.6	1.0
	Other	1.9	4.6	4.3
		$68.3	$83.4	$85.3
Total Revenues		$179.6	$186.7	$146.7

Raw Materials

The Company purchases substantially all of its raw materials (principally metals and component parts incorporated into its products) from third-party suppliers and manufacturers.  The Company believes that there are numerous sources of supply for these raw materials.  While the Company attempts to maintain alternative sources for raw materials, the business is subject to the risk of price fluctuations and periodic delays in delivery of raw materials.  The Company’s key suppliers must also meet the quality standards of its customers.  Failure by certain suppliers to continue to supply the Company with raw materials on commercially reasonable terms, or at all, or to maintain their approvals as qualified sources with the Company’s customers, could have a material adverse effect on the Company.  The Company has subcontracted production of some component parts incorporated into its products to qualified third-party manufacturers.  Accordingly, the Company is, to some degree, dependent on the ability of such manufacturers, among other things, to meet stringent performance and quality specifications and to conform to delivery schedules.

Property, Plant and Equipment

The Company believes its property and equipment is in good condition and that it has sufficient capacity to meet its current operational needs.  In addition, its existing facilities have adequate production capacity to meet potential increases in demand.

Facilities- Continuing Operations

Operating Unit	Location	Square Footage		Approximate Productive Capacity Utilized(3) (%)
Northstar Aerospace (Canada) Inc.	Cambridge, Ontario (3 buildings)	124,910	(1)	60
	Milton, Ontario	69,000	(2)	60
	Emeryville, Ontario	32,000	(1)	50
Northstar Aerospace Turbine Engine Service Group Inc.	Stroud, Oklahoma	20,000	(1)	60
Navhouse Global Avionics Inc.	Bolton, Ontario	13,000	(2)	30
D-Velco Manufacturing of Arizona, Inc.	Phoenix, Arizona (4 buildings)	80,000	(1)	65
		75,000	(2)	60
Northstar Aerospace (Chicago), Inc.	Bedford Park, Illinois	201,424	(2)	40

Corporate
Head Office	Toronto, Ontario	3,750	(2)	N/A

Notes:

(1)                                  These premises are owned by the operating unit.

(2)                                  These premises are leased by the operating unit.

(3)                                  Productive Capacity is calculated based on estimated full utilization of existing property, plant and equipment, full utilization of the square footage of the facilities and the use of three shifts with overtime for production personnel.  It is assumed that there is adequate labour available to achieve productive capacity.  Productive Capacity and current utilization are management estimates and are highly subjective.  Current utilization is as of December 31, 2002.

Item 5.                        Operating and Financial Review and Prospects

The following discussion and analysis by management of the financial position and results of operations of the Company is qualified by and should be read in conjunction with the Consolidated Financial Statements and the Notes thereto.  Note 16 to the Consolidated Financial Statements reconciles certain financial information that has been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, with such information as it would be presented under GAAP in the United States.  Such financial information is included elsewhere herein.

Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements.  There is uncertainty over the impact of potential terrorist attacks, the war in Iraq and the uncertain North American economy on the Company’s revenues and earnings in 2003 and beyond.  As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated.  Also, the impact of the level of future U.S. military expenditures and its impact on the Company’s revenues cannot be estimated with a high degree of accuracy.  Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein.  All written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward-looking statements or comments as a result of any new information, future event or otherwise.

Overview

Revenues from continuing operations for 2002 decreased 3.8% to $179.6 million, compared with $186.7 million in 2001, as a result of the downturn in the commercial aviation market.  Income from continuing operations was $16.5 million or $0.57 per share in 2002, compared with $5.9 million, or $0.21 per share in 2001.  Income for 2002 was $0.6 million or $0.02 per share, compared to a loss of $0.1 million or $Nil per share in 2001.  Total assets at December 31, 2002 were $222.1million, a decrease of $8.3 million from the prior year, primarily as a result of the $10.4 million write down in the discontinued pump assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The Company evaluates its estimates on an on-going basis, including those related to revenues and expenses where percentage of completion accounting is applied, bad debts, inventories, investments, prepaid expenses, intangible assets, goodwill, income taxes, litigation and other contingencies.  These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies that have had, or will have, a significant impact on the Company’s reported earnings are discussed below:

•                  The Company uses the percentage of completion method (“POC”) for recording revenues and earnings on long-term contracts.  The percentage complete is determined by calculating the percentage of direct labour hours incurred to date, compared to the estimated total direct labour hours.  This percentage is then applied to the total contract revenue and estimated total costs to determine the revenue and earnings recorded in a given period.  During the initial phases of a contract, actual unit costs may be significantly higher than the average unit cost estimated over the life of the contract.  The Company recognizes earnings based on the total estimated costs for a contract and does not expense such learning costs in the initial phases.  Learning costs are included in work-in-progress inventory in the initial phases.  POC revenues recognized, but not yet billed to the customer, are booked as unbilled accounts receivable, which forms part of work in progress inventory.  Customers are billed according to the contract terms, which may include progress payments.

Management reviews estimates of total direct labour hours and total estimated costs on a regular basis.  The impact of revisions to total estimated direct labour hours and/or total estimated costs made by management are recorded in the period in which they are determined.  There is a higher degree of uncertainty regarding such estimates during the early stages of a contract.  Except for the new contract for 150 transmission sets on the Apache AH 64 helicopter and AMAD gearboxes on the F 22 Raptor jet aircraft, the Company has significant history on its long-term contracts.  Nevertheless, actual costs and direct labour hours could differ materially from estimates made by management for POC accounting purposes.

•                  The Company follows the asset and liability method of accounting for income taxes.  Future income tax assets are recognized only to the extent that management determines it is more likely than not that the future income tax assets will be realized.  At December 31, 2002, the Company and its subsidiaries had approximately $26.3 million in losses carried forward in Canada and $25.7 million in the U.S. available to reduce taxable income in future years.  The Company recorded a valuation allowance of $7.2 million at December 31, 2002 against the future tax asset associated with these losses carried forward.  Future changes in the valuation allowance are based on changes in management’s assessment of the likelihood of realizing the future           tax asset and will directly impact income tax expense and therefore net income of the Company.

Other significant judgments and estimates used in the preparation of the Company’s financial statements are noted below:

•                  The Company adopted the new CICA Handbook Section 3062 “Goodwill and Intangible Assets” standard on January 1, 2002.  The new standard, as described more fully in note 2 to the consolidated financial statements, requires an ongoing assessment of the carrying value of goodwill.  As of December 31, 2002, the Company has concluded that there has been no impairment in the value of goodwill.

•                  The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•                  The Company provides for obsolete or unmarketable inventory based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those projected, additional inventory valuation provisions may be required.

•                  The Company currently carries on environmental remediation activities related to a business sold more than ten years ago and unrelated to continuing operations.  The Company has estimated the future remediation costs based on an assessment by independent environmental engineers and has recorded the present value of such costs as a liability on its balance sheet.  Should environmental laws change, if estimates of future remediation costs change as a result of current remediation activities, or if actual costs are higher than estimated costs, there may be additional charges to income.  Progress to date is consistent with the remediation plan used to determine the estimated costs.

•                  Approximately 20% of the Company’s total employees are covered by defined benefit pension plans.  Pension-related expenses and liabilities are based upon assumptions regarding future compensation increases, return on plan assets and discount rates.  If these assumptions differ from actual performance in the future, or if management changes these assumptions, then future pension-related expenses and liabilities will be impacted.

Results of Operations

Sector Revenue and Gross Margin Analysis

Revenues	Location of Customer	Years ended December 31 (in millions)
		2002	2001	2000
Defence	United States	$85.9	$86.1	$48.6
	Europe	21.3	17.2	12.8
	Other	4.1	—	—
		$111.3	$103.3	$61.4

Commercial	United States	62.4	73.5	78.7
	Canada	$3.5	$4.7	$1.3
	Europe	0.5	0.6	1.0
	Asia & other	1.9	4.6	4.3
		$68.3	83.4	$85.3
Total Revenues		$179.6	$186.7	$146.7

Gross Margin (% of Sales)
Defence		33.4%	30.0%	32.6%
Commercial		26.2%	27.2%	21.7%
Total Gross Margin%		30.7%	28.8%	26.3%

Comparability Summary Table

	Years ended December 31 (in millions)
	2002	2001	2000
Income (loss) from continuing operations – before taxes, as reported	$17.7	$9.8	$(7.5)
Adjustments:
Benefits insurance recovery	(0.7)	—	—
Write-off of deferred development costs	—	2.6	3.1
Strike settlement costs	—	1.6	—
Severance/pension liabilities resulting from management changes	—	—	4.8
Write-off of obsolete fixed assets	—	—	1.3
Impairment in value of investments	—	—	2.0
Foreign exchange loss	—	1.1	0.5
Goodwill amortization	—	1.1	1.0
Income from continuing operations, before taxes – comparable basis	$17.0	$16.2	$5.2
% of Revenue	9.4%	8.7%	3.5%
Add:
Depreciation and amortization	8.0	7.5	5.8
Interest expense	10.4	10.9	9.8
EBITDA, continuing operations – comparable basis	$35.4	$34.6	$20.8
% of Revenue	19.7%	18.5%	14.2%

Non-GAAP Measures

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation and amortization, including the write-off of deferred development costs.

The Company has included information concerning EBITDA because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or United States GAAP.  As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Year Ended December 31, 2002 as compared to Year Ended December 31, 2001

Consolidated revenues from continuing operations for 2002 decreased 3.8% to $179.6 million from $186.7 million in 2001.  The decrease in revenues is primarily as a result of the downturn in the commercial aviation market, which more than offset increases in the Company’s military sector revenues.  The general downturn in commercial aerospace markets has negatively impacted our commercial aerospace activities.  Commercial aerospace revenues were $15.1 million (18.1%) lower in 2002 compared to 2001, primarily as a result of decreases in commercial machining and fabrication services and decreases in commercial MRO activities.  Small fleet owners for older Boeing and McDonnell Douglas planes and Bell helicopters account for much of the Company’s commercial MRO activities.  Flight hours for these types of aircraft were greatly reduced for an extended period of time after September 11th, 2001.  In addition, some of these aircraft have been permanently taken out of service as a result of the reduced level of commercial flying activity.  These factors have resulted in an over-capacity in MRO markets and have caused a reduction in margins and levels of available work.  Revenues related to defence aerospace activities increased $8 million in 2002 compared to 2001, primarily as a result of revenues related to an order to build 150 transmissions for the Apache AH 64, which began in 2002.

Cost of sales from continuing operations, excluding depreciation, as a percentage of sales were 69.3% in 2002 compared to 71.2% in 2001.  The overall increase in gross margin dollars and margins as a percentage of sales is a result of higher defence revenues coupled with increased military gross margins as a percentage of sales.  Defence gross margins as a percentage of sales increased 3.4% during 2002, due to changes in product mix, increased productivity and higher plant activity.  Commercial aerospace margins decreased by 1% during 2002, as a result of decreased MRO and machining and fabrication activities and the resulting negative impact on overhead absorption.  There was also increased price competition due to the decline in demand in this sector.

Selling, general and administration (“SG&A”) expenses from continuing operations totalled $19 million, or 10.6% of sales, in 2002, compared to $19.1 million or 10.2% in 2001.  Included in SG&A expenses for 2002 was an insurance recovery of $0.7 million related to the Company’s benefits insurance, which is not expected to re-occur.  Depreciation and amortization from continuing operations at $8.0 million in 2002, decreased from $8.6 in 2001.  Excluding goodwill amortization, depreciation and amortization increased $0.5 million year over year.  Goodwill is no longer amortized, as a result of a change in accounting policy described in note 2 to the consolidated financial statements.

Income from continuing operations, before taxes, and after the adjustments contained in the Comparability Summary Table at the beginning of this section increased $0.8 million during 2002 primarily as a result of overall margin improvements.

Net interest expense from continuing operations decreased to $10.4 million in 2002, from $10.9 million in 2001.  The decrease is attributable to lower short-term interest rates and borrowings in 2002.

The effective tax rate on earnings from continuing operations in 2002 was 6.8%, compared to 39.3% in 2001.  The effective rate for 2002 was significantly impacted by an adjustment to the valuation allowance to record the benefit of a portion of income tax losses carried forward against future income.  This reduction to the valuation allowance was recorded due to the ongoing profitability of continuing operations and the anticipated benefit of tax losses carried forward on future operations.  In addition, the valuation allowance was reduced during 2001 and 2002 for the recognition of the benefit of income tax losses carried forward utilized during these years.  An analysis of the items impacting the tax provision is contained in note 10 to the consolidated financial statements.

Income from continuing operations after taxes was $16.5 million or $0.57 per share in 2002, compared to $5.9 million or $0.21 per share in 2001.

The loss from discontinued operations of $15.9 million in 2002 comprises the net operating loss on pump operations for 2002 and a provision of $10.4 million to reduce the book value of the pump investment to nil.

Net income for 2002 was $0.6 million or $0.02 per share.  The net loss for 2001 was $0.1 million or $0.00 per share.

Year Ended December 31, 2001 as compared to Year Ended December 31, 2000

Consolidated revenues from continuing operations for 2001 increased 27.2% to $186.7 million, from $146.7 million in 2000.  The increase is related to the higher revenues in the defence market.  Defence revenues increased $41.9 million (68.2%) during 2001, as a result of increased manufacturing and MRO activity.  Revenues related to Northstar Aerospace (Chicago), Inc. (“Northstar Chicago”), which services the defence market, were included for a full year in 2001, compared to nine months in 2000.  Commercial related revenues decreased by $1.9 million (2.3%) during 2001, as a result of decreases in commercial aerospace manufacturing, which were largely offset by increases in commercial MRO and machining and fabrication activities.

Cost of sales from continuing operations, excluding depreciation, as a percentage of sales were 71.2% in 2001, compared to 73.7% in 2000.  Gross margins, as a percentage of sales for defence activities, decreased in 2001, compared to 2000, primarily as a result of changes in product mix.  Overall gross margin dollars improved in 2001 as a result of higher defence sector revenues.

Selling, general and administration expenses from continuing operations totalled $19.1 million, or 10.2% of sales, in 2001, compared to $17.8 million or 12.1% in 2000.  During 2001, corporate costs were reduced by more than 23% as a result of reduced staff levels and a concerted effort to lower expenses.  Depreciation and amortization from continuing operations at $8.6 million in 2001, increased from $6.8 million in 2000 as a result of Northstar Chicago (full year in 2001 compared to nine months in 2000) and the acquisition of Windsor Gear and Drive Inc. (“Windsor Gear”) in 2001.  During 2001, the Company wrote-off deferred development costs of $2.6 million (split-torque face gear development).

Income from continuing operations adjusted for items set out in the Comparability Summary Table at the beginning of this section increased from $5.2 million in 2000 to $16.2 million in 2001.  The increase was a result of increased revenues coupled with increased gross margins as a percentage of sales.

Net interest expense from continuing operations increased to $10.9 million from $9.8 million in 2000.  The increase was attributable to higher short-term borrowings in 2001, which were used to partially finance the increase in working capital and acquisition of Windsor Gear.

The effective tax rate on earnings from continuing operations in 2001 was 39.3%.  An analysis of the items impacting the tax provision is contained in note 10 to the Consolidated Financial Statements.

Income from continuing operations after income taxes was $5.9 million or $0.21 per share in 2001, compared to a loss of $8.1 million or $0.28 per share in 2000.

The loss from discontinued operations in 2001 comprises the net loss on pump operations.  The pump operations incurred operating losses in all of its principal locations in 2001.  For 2000, the loss on discontinued operations consisted of additional provisions for the cost of environmental remediation and other obligations associated with discontinued businesses sold in previous years of $5.0 million, offset by the net profit of the pump operations of $0.9 million.

Net loss for 2001 was $0.1 million, or $Nil per share.  The net loss for 2000 was $12.2 million, or $0.42 per share.  The year-over-year improvement was a result of significant improvements in earnings from continuing operations.

Year Ended December 31, 2000 as compared to Year Ended December 31, 1999

Consolidated revenues from continuing operations for 2000 increased 38.0% to $146.7 million from $106.4 million in 1999.  The increased revenues were largely a result of the Company’s acquisition on March 31, 2000 of the assets of Boeing Precision Gear Inc., now carrying on business as Northstar Aerospace (Chicago), Inc. (“Northstar Chicago”).

Cost of sales from continuing operations, excluding depreciation, as a percentage of sales were 73.7% compared to 68.3% in 1999.  The increased expenses were primarily due to higher manufacturing expenses at Northstar Chicago, compared to the Company’s other operations.  The Northstar Chicago operations were negatively affected by a strike of unionized employees.  The strike began on the expiration of the union’s contract on June 14, 2000 and continued into the second quarter of 2001.  As a result of the strike, the Company shipped product from the Northstar Chicago facility at reduced levels throughout 2000.

Selling, general and administration expenses from continuing operations totalled $17.8 million, or 12.1% of sales, in 2000, compared to 14.5% in 1999.  Depreciation and amortization from continuing operations at $6.8 million in 2000, increased from $5.8 million in 1999 due mainly to the Northstar Chicago acquisition.  In 2000, the Company wrote-off deferred development costs of $3.1 million related to a revenue sharing arrangement for accessory gearboxes used on the General Electric CT 7 engine.

Net interest expense from continuing operations increased to $9.8 million in 2000 from $8.6 million in 1999, as a result of the acquisition of Northstar Chicago in March 2000.

The loss from continuing operations after income taxes was $8.1 million or $0.28 per share in 2000, compared to a profit of $2.2 million or $0.07 per share in 1999.

The loss from discontinued operations in 2000 comprises a provision for the cost of discharging environmental remediation and other obligations associated with discontinued businesses sold in previous years of $5.0 million and net earnings after tax of $0.9 million related to the pump operations.

The net loss for 2000 was $12.2 million, or $0.42 per share.  The net loss in 1999 was $2.7 million, or $0.09 per share.

Balance Sheet

Total assets decreased $8.3 million to $222.1 million as at December 31, 2002, compared with total assets of $230.4 million as at December 31, 2001.  The decrease was primarily due to the provision for impairment of the pump investment, which reduced long-term assets of discontinued operations.

At December 31, 2002, shareholders’ equity was $42.7 million, a decrease of $1.3 million from a year earlier.  This can be attributed to income from continuing operations largely offset by the operating loss on the discontinued pump operations and the provision for impairment in value for the pump investments.  In addition, equity was reduced by changes in the currency translation adjustment account during 2002, related to discontinued operations.

Liquidity and Capital Resources

At December 31, 2002, the Company had long-term debt of $100.9 million, compared to $102.5 million at December 31, 2001.  The decrease in long-term debt in 2002 primarily relates to the impact of exchange rates on the US denominated debt.  At December 31, 2002, the Company had cash of $2.5 million compared to bank indebtedness of $8.3 million at December 31, 2001.

Cash provided by operating activities related to continuing operations was $21.2 million in 2002, compared to $4.8 million in 2001, an improvement of $16.4 million due to improved cash collections resulting in reduced receivables, increased earnings and higher customer shipments.

Cash used in investing activities related to continuing operations was $7.2 million in 2002, which were primarily capital expenditures.  In contrast, cash used in investing activities related to continuing operations was $10.8 million in 2001, principally as a result of the acquisition for Windsor Gear of $3.6 million and capital expenditures of $7.9 million.

Cash used for financing activities related to continuing operations for 2002 was $9.9 million, compared to $6.1 million of cash provided by financing activities in 2001.  In 2002, bank indebtedness was reduced by $8.2 million compared to an increase of $7.9 million in 2001.

Estimated aggregate long-term debt repayments, minimum annual rental payments under various operating leases and estimated expenditures related to other long-term liabilities for the next five years are as follows:

	(in thousands of dollars Canadian)
	2003	2004	2005	2006	2007
Principal repayments on long-term debt	$722	$635	$630	$472	$97,630
Minimum annual payments for operating leases and commitments	2,279	2,227	2,139	1,868	1,415
Estimated defined benefit pension and post-retirement benefits funding	2,300	2,300	2,300	2,300	2,300
Estimated payments on other long-term liabilities	900	900	900	700	400

Total	$6,201	$6,062	$5,969	$5,340	$101,745

The Company believes it will be able to generate sufficient cash flows from continuing operations to fund the above noted requirements.  The Company anticipates utilizing cash generated from operations to repay a portion, or all of the Company’s long-term debt due in 2007 and to refinance the balance (if any).  Capital expenditures over the next five years are anticipated to be similar to depreciation expense.

At December 31, 2002, the Company had approximately $18.9 million of additional borrowing capacity available under its existing credit facilities.  The Company believes it has adequate credit facilities available to meet its cash requirements for 2003.

Outlook

The Company expects 2003 to be a challenging year.  The depressed commercial aerospace market, changes in the US/Canadian exchange rate, changes in product mix and plant loading will all have an impact on revenues and profitability.

Currently, more than 60% of the Company’s revenues are derived from defence customers.  This percentage is expected to increase again in 2003.  Defence revenues are expected to remain strong, bolstered by revenue related to the Apache AH 64 contract for 150 transmission sets.  There continues to be uncertainty in the aerospace industry regarding the duration and extent of the continuing softening of the commercial aviation market.  Subsequent to year-end, the Canadian dollar has strengthened compared to its’ US counterpart.  A substantial portion of the Company’s revenues are US dollar based.  If recent exchange rate trends continue, revenues and profits will decrease in 2003.

The Company’s continuing operations are well positioned for long-term growth.  The Company will continue to focus its attention towards taking advantage of its strengths in both the commercial and defence aerospace markets.

At December 31, 2002, the Company’s revenue backlog was $238.4 million compared to $259.1 million in 2001.  Backlog represents released orders on long-term contracts and purchase orders for ship and bill items.  Customers can cancel or delay orders in backlog.  Released orders on long-term contracts may be recorded in revenues over more than one year.  Backlog is an indicator of the Company’s future revenue stream.

Risks and Uncertainties

Cyclical Industry

The aerospace industry is cyclical in nature and subject to changes in economic conditions and government budgets.  The Company derives its revenues from both the commercial and defence areas of the business.  Defence revenues are impacted by government spending, allocation of government resources among various defence strategies, security issues within a country and political factors.  Commercial revenues are impacted by general economic conditions, perceived public opinion about the safety of flying, trends in the type of aircraft being built and the age and amount of time the aircraft is flying.

Raw Materials and Labour

The Company purchases almost all of its raw materials (principally metals and component parts incorporated into its products) from third party suppliers and manufacturers.  These suppliers are diverse and the Company is not materially dependent on any one source of supply.  While the Company attempts to maintain alternative sources for the Company’s raw materials, the Company’s business is subject to the risk of price fluctuations and periodic delays in delivery of raw materials.  The Company’s key suppliers must also meet the quality standards of the Company’s customers and maintain their approvals as qualified sources with Company’s customers.  The qualification process to replace or add new suppliers can be lengthy and costly.   The Company also depends on its ability to attract and retain a highly skilled workforce.  The Company believes there are numerous available sources for required materials and, although the competition for highly skilled personnel is intense, the Company has been successful in recruiting, training and retaining key personnel.

Management of Business Growth

The Company may be subject to growth-related risks, including pressure on its internal systems and controls.  The ability of the Company to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base.  The inability of the Company to manage growth could have a material adverse effect on its business operations.

Competition

The Company operates in competitive global markets.  The Company believes that the principal competitive factors are manufacturing process excellence, obtaining and maintaining “qualified supplier” status with key customers, meeting customer delivery schedules and price.

Currency

The Company’s operations in the United States, which are self-sustaining, are translated to Canadian dollars in the consolidated financial statements.  Nearly 70% of the revenues of the operations located in Canada are US dollar based, while the majority of the expenses are not. The Company’s net investment in its US operations is substantially hedged by its US dollar denominated long-term debt. From time to time the Company utilizes foreign exchange contracts to sell US dollars forward.  The consolidated financial revenues and results from operations are impacted as a result of changes in exchange rates.

Unions

A majority of the Company’s hourly paid employees are subject to collective agreements.  The Company’s current collective agreements expire between 2004 and 2006. The Company believes it has a good working relationship with its various unions.

Impact of Terrorist Activity and War in Iraq

There continues to be uncertainty over the future impact in the commercial aerospace sector from the threat of terrorist activity and the war in Iraq.  Such issues typically have a negative impact on commercial air traffic.  At this time, the Company anticipates decreased revenues and profits from its’ commercial aerospace activities for 2003.  More than 60% of the Company’s revenues are derived from defence customers.  Defence revenues are expected to remain strong.

A Large Percentage of the Company’s Revenues come From a Small Number of Large Customers

The markets for the Company’s products are highly concentrated.  Revenues are derived from a limited number of customers.  Revenues to the two largest customers accounted for 51% of revenues for the year ended December 31, 2002.  Although the Company has been reducing its dependency on its two largest customers over the last three years, the Company expects that a small number of customers will continue to account for a large amount of the Company’s revenue.  The decision by any of the Company’s key customers to not renew a long-term contract or cease to use Northstar as a supplier could harm the Company’s business.

Delivery Changes Made by Customers under Long-Term Purchase Contracts

The Company has long-term contracts to supply customers that extend over a number of years and typically contain estimates of shipment quantities. Purchase orders are periodically issued by the customer under the long-term contract, specifying the timing and quantity for delivery.  These contracts allow the customer to amend or cancel shipments under purchase order within certain notice periods.  If customers adjust shipment requirements downward, revenues and cash flows will be negatively impacted.

Allocation of Manufacturing Resources

The Company allocates its manufacturing resources based on estimated customer demand.  If customer demand is over-estimated, or if a customer reduces its short-term requirements, inventory will increase and cash flows will be negatively impacted.  Although the Company has excess physical plant capacity at many of its locations, other factors such as the availability of highly skilled labour may not allow for significant increases in short term production.  Timing issues related to part qualification for customers also impedes the ability of the Company to shift production between its various manufacturing facilities in the short term.  Should customer demands be underestimated, or if sufficient manufacturing capability is unavailable to meet customer demand, the Company could forego revenue opportunities and possibly impact customer relationships.

Relationship of Cash Flows to Revenue

The Company utilizes the POC method for recording revenues on long-term contracts.  Certain of these contracts contain progress-billing provisions, while others stipulate that billings can only be made on delivery of the final product.  The timing of billings for long-term contracts is based on the terms of the contract, and is unrelated to POC revenues recognized in the financial statements.

Environmental Matters

The Company is currently completing environmental remediation activities related to a property utilized in a business discontinued over seven years ago.  Full provision has been made in the financial statements for estimated remediation costs based on detailed studies undertaken by independent environmental engineers.  No assurance can be given that unforeseen changes will not occur, such as new laws or enforcement policies that could result in increased costs above the estimates contained in the financial statements.

Recent US Military Activity

US military activity since September 11th, 2001 is expected to have a positive impact on the revenue and earnings of the Company over the long-term.  However, the timing and extent of the impact are highly uncertain.  Independent information regarding military inventories and current and future spare part requirements is not generally available.  The Company believes it is in a strong position to meet the future demand of its military customers, but the impact on future revenues is difficult to estimate.

Acquisitions

Acquisitions involve risks that could adversely affect the Company’s operating results, including difficulties in integrating acquired operations and the loss of key employees at the acquired companies.  The Company may not effectively select acquisition candidates, negotiate or finance acquisitions or integrate the acquired businesses and their personnel or acquired products or technologies into its business.  The Company cannot assure that it can complete any acquisitions, or that any acquisitions or business arrangements completed will ultimately benefit the Company’s business.  However, the Company’s management has experience in identifying and integrating acquisitions and restricts its acquisitions to those businesses that are complementary to continuing operations, where it has a high level of expertise and industry knowledge.

Dividends

The Company does not anticipate paying any dividends on its Common Shares in the foreseeable future.

Discontinued Operations

During 1998 and 1999, the Company discontinued some non-aerospace operations and non-core aerospace operations.  This allowed the Company to concentrate on the gear, transmission, and the repair and overhaul areas of its aerospace operations, and at that time, on its investments in the pump business.

On April 12, 2002, the Board of Directors approved a formal plan to dispose of the Company’s pump investments.  At December 31, 2002, the pump investments were comprised of a 50.1% common share ownership interest in Corporacion E.G. S.A. de C.V., incorporated in Mexico, and a 50.2% common share ownership interest in Ruhrpumpen GmbH, incorporated in Germany.  The Board concurred with management that the best course of action to achieve maximum value for shareholders going forward would be to build on the positive earnings trend in its aerospace operation and sell the pump investments.   On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner. Under the terms of the agreement the company exchanged its common shares for non-participating preferred shares redeemable on or before March 31, 2008. Further details regarding the transaction are outlined in note 14 to the consolidated financial statements.  All operating results, assets and liabilities related to the investments in the pump business have been presented in discontinued operations for all financial periods covered by this report.

The opportunity for the Company to realize any cash on redemption of the preferred shares will depend mainly on the future operating success of the pump companies.  However, as set out in note 14 to the consolidated financial statements, the pump companies have continued to incur operating losses in 2002 and are in violation of the terms of various bank lending agreements.  There is no assurance that the joint venture partner will be able to provide or arrange additional financing that may be necessary to sustain the continued operation of the pump companies.  Given these facts, there currently exists significant uncertainty about the future of the pump companies.  Accordingly, at December 31, 2002, the Company made a provision of $10.4 million to reduce to nil the carrying amounts of its shares of the pump operations.  This provision has been allocated against the non-current assets of the discontinued operations.

The balance of the cumulative translation adjustment account relating to the pump operations, amounting to $9.5 million at December 31, 2002, was expensed at the date of disposition (March 31, 2003).

Item 6.                              Directors, Senior Management and Employees

Directors and Senior Management

The names, principal occupations, positions with the Company and share ownership (as of April 21, 2003) of the directors, Chief Executive Officer and the four other most highly compensated officers and executives of the Company and its subsidiaries are set forth below.  Directors of the Company serve as such until the next annual meeting of Shareholders, or until their successors are elected or appointed.

Name and Present Principal Occupation	Position Held(1)	Date First Appointed	Approximate number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised	Number of Options Held		Exercise Price
Donald K. Jackson	Chairman of	March 30, 1984	593,748 (4)	750,000	(2)	$1.18
Chairman, Northstar Aerospace,	the Board,		2.1%
Inc.	Director
Mark Emery	Officer and	Proposed for election at	100,000	343,000	(2)	$2.75
President and Chief Executive	proposed	Annual Meeting,	0.3%
Officer, Northstar Aerospace, Inc.	Director	May 22, 2003
Gordon Flatt	Director	May 14, 2001	4,048,800 (3)	Nil
Managing Director, Global Equities,			14.0%
Coastal Corporation
David A. Rattee	Director	August 21, 1985	134,048	Nil
Chairman, President and Chief			0.5%
Executive Officer, CIGL Holdings Ltd.
James D. Wallace	Director	March 30, 1984	1,154,400	Nil
President, Pioneer Construction Inc.			4.0%
Colin D. Watson	Director	May 14, 2001	4,500	Nil
Director			0.002%
Randal L. Levine	Officer	May 14, 2001	95,000	200,000	(2)	$1.20
Vice President and Chief Financial			0.3%
Officer,
Northstar Aerospace, Inc.
Kenneth W. Beel (5)	Officer	April 3, 1998	Nil	250,000	(2)	$1.20
President,
Northstar Aerospace (Canada) Inc.
John N. Maris	Officer	January 1, 1994	Nil	175,000	(2)	$1.20
President, D-Velco Manufacturing of
Arizona, Inc.
Thomas C. O’Reilly	Officer	May 25, 1993	10	150,000	(2)	$1.20
Vice President, and Chief Financial			0.000003%
Officer,
Northstar Aerospace (Canada) Inc.

Notes:

(1)                                  All of the Directors serve on the Company’s Audit and Risk Management Committee and Corporate Governance Committee.  Colin D. Watson, David A. Rattee and Donald K. Jackson serve on the Human Resource/Compensation Committee.

(2)                                  Options vest between 2001 and 2007.  Mr. Jackson’s options expire twelve months after he ceases to be an employee or officer of the Company.  All other options expire thirty-six months after final vesting.

(3)                                  Coastal Aerospace Group, a division of Coastal Investments, Inc., owns 4,048,800 common shares in the capital of the Company.  Gordon Flatt is a director of Coastal Investments, Inc., and is Managing Director, Global Equities of Coastal Corporation (since June 30, 2002).  Prior to June 30, 2002 he was the President and Chief Investment Officer of Coastal Investments, Inc. and was President and CEO of The Coastal Group (since October 1998).

(4)                                  In addition to the shares noted above, Donald K. Jackson is a member of the investment committee of an entity that owns 1,002,800 common shares of the Company.  Mr. Jackson has no beneficial interest in this entity or its investments but could be viewed as exercising certain direction over its investments.

(5)                                  On April 1, 2003, Kenneth W. Beel retired and became a consultant with Northstar Aerospace (Canada) Inc.

Directors

The following is a brief description of the background of the current and proposed directors of the Company:

Donald K. Jackson was appointed interim President and Chief Executive Officer of the Company on January 1, 2001.  He held this position until April 1, 2003 when his successor, Mark Emery, was appointed President and Chief Executive Officer.  Effective April 1, 2003, Mr. Jackson became Chairman of the board of directors.  In addition, he is Chairman of Parkview Capital Partners Inc., a company he founded in 1996 to develop merchant banking opportunities in mid-sized Canadian companies.  Mr. Jackson has over thirty years experience in senior executive positions in a broad range of industrial activities in Canada, the United States and internationally.  Mr. Jackson joined Laidlaw Transportation Ltd. (now Laidlaw Inc.) in 1989 as Executive Vice President, was appointed President in 1989 and was President and Chief Executive Officer from 1990 through 1993.  Mr. Jackson is a founding director of the Company.  Mr. Jackson’s principal directorships are as follows: Active Mould & Design Limited, Capital Tool & Design Limited and Util Industries S.p.A.

Gordon Flatt is Managing Director, Global Equities of the Coastal Corporation and a director of Coastal Investments Inc.  Prior to June 30, 2002, he was President and Chief Executive Officer of the Coastal Group (since October 1999), a private, Winnipeg-based family owned investment-company and was President and Chief Investment Officer of Coastal Investments Inc. and chaired the Executive Committees of each of the Coastal companies owned by the family.  He is also Managing Director of Coastal Aerospace Group, a division of Coastal Investments Inc.  Mr. Flatt sits on the boards of a number of private and public companies, including Avcorp Industries Inc. (since April 2001).

David A. Rattee has been Chairman, President and Chief Executive Officer of CIGL Holdings Ltd. since 1992, as well as President and Chief Executive Officer of MICC Investments Limited since 1987.  Mr. Rattee spent a year with Capel – Cure Myers Capital Management (Holdings) Limited (U.K.) as Chairman of the Board from 1996 to 1997.  Prior to this, Mr. Rattee held the positions of Executive Vice President and Chief Financial Officer of Central Capital Corporation from 1987 to 1992, President and Chief Operating Officer of Lloyds Bank Canada from 1986 to 1987 and various senior executive positions with Continental Bank of Canada and IAC Limited during the period from 1968 to 1986.  Mr. Rattee’s principal directorships are as follows: CIGL Holdings Ltd., MICC Investments Limited, Alumn Enterprises Inc. and Pet Valu, Inc.

James D. Wallace is President and owner of Pioneer Construction, Inc., Northern Ski Company Limited, Ethier Sand & Gravel and Krisjefdon Limited.  Mr. Wallace has also acted as Chairman of Alexander Centre Industries Limited since 1997.  During the period from 1972 through 1986, Mr. Wallace held the positions of President of Waters Holding Corporation Limited and Alexander Centre Industries Limited.  Mr. Wallace’s principal directorships are: Falconbridge Limited and Marslen Investments Limited.

Colin D. Watson is a director of a number of public companies.  In December 2001, he retired from the office of Vice-Chairman of Spar Aerospace Limited, a position he had held since January 2001.  Prior to that time, he was Vice-Chairman and Chief Executive Officer of Spar Aerospace Limited from 1999 to 2000 and President and Chief Executive Officer of Spar Aerospace Limited from 1996 to 1999.  From 1974 to 1996, Mr. Watson was Senior Vice President, Rogers Cable TV and a director of Rogers Communications Inc. as well as Director, President and Chief Executive Officer, Rogers Cable TV.  Prior to 1974, Mr. Watson held the positions of President of Canadian Venture Capital and Vice President of Triarch from 1972 to 1974.  Mr. Watson is a member of the Chairman’s Advisory Council of Harbourfront Centre and Sunnybrook Foundation, respectively, and is a past Chairman of the Toronto Film Festival.  Mr. Watson’s principal directorships are as follows: Cygnal Technologies Corp., Kasten Chase Applied Research Limited, Pelmorex Inc., OnX Incorporated, Rogers Cable TV, Louisiana-Pacific Corporation and B-Split II Corp.

Mark Emery began employment with the Company on January 6, 2003 and subsequently became President and Chief Executive Officer of the Company, effective April 1, 2003.  Mr. Emery will be proposed for election as a Director of the Company at the Annual Meeting on May 22, 2003.  Mr. Emery has more than ten years experience in general management, working in Europe, North America and Asia.  From 1995 to 2002, Mr. Emery worked for Novar, PLC.  From 1998 to 2002, he was President and Chief Executive Officer of Caradon Indalex Aluminium Solutions Group. This latter assignment included responsibility for ITI, a North American leader in military helicopter landing systems.  From 1995 to 1997, Mr. Emery was President of Novar’s Terrain division and then, from 1997 to 1998, he led a restructuring program within Novar’s plumbing sector as director of Business Development, Caradon Plumbing Solutions.  From 1991 to 1995, Mr. Emery was President of Hubbard Group Services and from 1990 to 1991, he was the President of Margaux CVC .  Mr. Emery spent seven years, from 1983 to 1990, working for McKinsey and Company.

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2002, to persons who were directors of the Company as at December 31, 2002, totalled $148,500 in consideration for services rendered in such capacity.

Board Practices

The Company is not a party to any directors’ service contracts that provide for benefits upon termination of directorship.  Mr. Emery,

who is proposed for election as a director, has termination provisions related to his employment with the Company as President and Chief Executive Officer.

Statement of Corporate Governance Practice

The Company seeks to attain high standards for corporate governance.  The board of directors has considered the corporate governance disclosure guidelines (the “Guidelines”) adopted by the Toronto Stock Exchange (“TSX”) and has addressed the Guidelines as outlined below.

The Guidelines place strong emphasis on the makeup and independence of corporate boards.  In particular, the Guidelines recommend that a board should be composed of a majority of “unrelated” directors.  An “unrelated” director under the Guidelines is a director who is independent of management and is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

To maintain high standards of corporate governance in a rapidly changing environment, the Company’s governance system is subject to ongoing review and assessment and has been benchmarked relative to the Guidelines.  Among other things, the Company is monitoring the changes to the Guidelines that are currently being discussed between the TSX and the Ontario Securities Commission.  As the new requirements become finalized and formally adopted, the board and Corporate Governance Committee will consider whether any revisions are required to the Company’s existing governance practices in light of such amendments.

The following is a description of the Company’s corporate governance practices as of December 31, 2002.

1.                                       Mandate of the Board

The board of directors acknowledges that it assumes responsibility for overseeing the conduct of the business of the Company and for supervising its management.

i)                                         Strategic Planning:  The board approves Northstar’s strategic business objectives and its strategic plan.  The board meets from time to time during the year to focus on strategic planning.

ii)                                      Monitoring of Financial Performance, Financial Reporting and Risk Management:  The Audit and Risk Management Committee reports on a quarterly basis to the board on financial performance, financial reporting and risk management.  The Audit and Risk Management Committee has specifically identified the key financial and business risk areas relating to the Company.

iii)                                   Succession Planning and Monitoring Senior Management:  As part of its mandate, the board focuses on the integrity, quality, and continuity of management as required to attain the goals of the Company.  During 2002, a sub-committee of the Human Resource/Compensation Committee was formed to select a new President and CEO of the Company.

iv)                                  Communication Policy:  Communications procedures are in place at the Company addressing communications with Shareholders, financial analysts, the business community, employees and the media.  Written communications of the Company with Shareholders are reviewed by the Audit and Risk Management Committee and the board prior to release. As well, particular issues with respect to communications with various stakeholders are addressed from time to time by the board.  Procedures for receiving feedback from stakeholders have also been developed.  For instance, in addition to the annual meeting and annual report, other lines of communications (meetings and quarterly conference calls) have been established with the financial community to explain the Company’s results and corporate strategy, as well as to answer questions.

v)                                     Integrity of Internal Control and Management Information Systems:  The board regularly monitors the implementation of corporate strategies.  The board also monitors the integrity of internal control and management information systems. The Audit and Risk Management Committee is responsible for the compliance of financial reporting with accounting principles.

In order to fulfil its responsibilities in an efficient manner, the board of directors meets periodically (at least on a quarterly basis) in accordance with a pre-determined schedule, which is prepared at the end of every year for the upcoming year.  In 2002, the board of directors met 6 times.

2.                                       Composition of The Board

As of December 31, 2002, the board was composed of five members. The board was expanded to six members on April 14, 2003.  In 2002, four of the five (four of six for 2003) members of the board were “unrelated” directors, meaning directors who are independent of management and free from any interest and any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

3.                                       Analysis of the Composition of the Board

The board has determined that Donald K. Jackson, the current Chairman and former President and CEO of the Company, was the only related director for 2002.  Mark Emery, the current President and CEO of the Company, is proposed for election to the board at the annual meeting of shareholders to be held on May 22, 2003.  The board has determined that Mark Emery would also be classified as a related director.

4.                                      Nomination and Assessment of Directors

The board’s objective, with respect to the composition of the board, is to have a sufficient range of skills, expertise and experience in relation to the Company’s business.  Nominees for election as directors are chosen for their ability to contribute to the broad range of issues the board must deal with.  The Corporate Governance Committee is responsible for proposing new nominees to the board.   As a matter of policy, the Corporate Governance Committee receives suggestions for candidates from independent board members, and, from time to time, professional search organizations.

5.                                       Implementation of a Process to Assess Effectiveness of the Board, Committees and Directors

The Corporate Governance Committee is charged with establishing criteria and allowing for the assessment of the effectiveness of the board, its committees and individual directors.

6.                                      Orientation for New Directors

The Company provides all new directors with detailed information concerning the Company, its businesses and its management.  Among other things, the orientation includes information regarding the general role of the board and its committees and the time commitment expected of individual directors.

7.                                      Consider Reducing the Size of the Board

In June 2002, the size of the board was reduced from nine members to five.  The board recently determined to expand its size to six members and, at the annual meeting of shareholders to be held on May 22, 2003, it is proposed to elect six directors.  Given the scope of the Company’s activities, the Company believes that a board composition of six members, is of an appropriate size to present a diversity of views and experience, but remains small enough to carry out its duties effectively.

8.                                      Review Compensation of Directors

The Corporate Governance Committee reviews, reports and, where appropriate, provides recommendations to the board of directors as to the remuneration of directors in relation to current compensation practices.

9.                                      Composition of Committees

The Company believes that board committees assist in the effective functioning of the board of directors and that the appropriate composition of board committees ensures that the views of unrelated and independent directors are effectively represented.  The board of directors of the Company has three committees, namely, the Audit and Risk Management Committee, the Human Resource/Compensation Committee and the Corporate Governance Committee.  Special committees may be formed from time to time as required to review particular matters or transactions.  In June 2002, given the reduced size of the board, the board concluded that all members should concurrently serve as members of the Audit and Risk Management and Corporate Governance Committees.  The board intends to review this policy on an annual basis to determine whether it is appropriate or necessary to constitute either or both of these committees in this manner.

The Human Resource/Compensation Committee consists of three directors, two of which are unrelated directors.  The Corporate Governance and Audit and Risk Management Committees are comprised of a majority of unrelated directors.  The Human Resource/Compensation Committee, Audit and Risk Management Committee, and the Corporate Governance Committee have specific responsibilities as described herein.

10.                               Corporate Governance Committee

The Corporate Governance Committee is composed of all members of the board and is chaired by James D. Wallace.  This committee is generally mandated to be responsible for the governance of the Company.  Included in this mandate is responsibility for defining the limits of management’s responsibilities, ensuring that the board is able to function independently of management, the ongoing review of corporate governance issues.  The board of directors retains overall responsibility for corporate governance matters.

11.                               Define Limits to Managements Responsibilities – Mandates for the Board and the CEO

The board is required to approve certain transactions, the value of which exceeds management’s authority limits. The types of transactions requiring prior board approval include:  acquisitions or divestures, assumption of significant liabilities outside the ordinary course of business; and transactions, which could materially change the Company’s revenues or assets.  The board approves the appointment and scope of responsibility of all executive officers and long-term strategic plans.  The CEO and the board regularly review corporate objectives as set by the board and the CEO is assessed against these objectives.

12.                               Independence of the Board from Management

The board meets independently of management at each quarterly meeting when the performance and compensation of the President and CEO is discussed. Effective April 1, 2003, Mr. Jackson, who the Company considers a related director, was appointed Chairman of the Board.  The board concluded that he was well suited for this position given his previous role as President and CEO and his long-standing membership on the board.  In addition, directors can raise issues at board meetings in addition to the set agenda items

13.                               The Audit and Risk Management Committee

The Audit and Risk Management Committee is composed of all members of the board.  The Chairman of this committee, David A. Rattee, is a Chartered Accountant.  A majority of the members of the committee are also Chartered Accountants and the board considers all members to be financially literate. The committee reviews, reports and, where appropriate, provides recommendations to the board on:  the annual and interim consolidated financial statements of the Company; all public disclosure documents containing financial information and the integrity of the financial reporting of the Company; the adequacy of the Company’s process for identifying and managing principal risks facing the Company and its business operations; reviewing with management the initiatives being taken to manage these risks and monitoring compliance with the Company’s environmental and safety policies and procedures; the appropriateness of, and compliance with, the policies and practices of the Company relating to business ethics; the appointment, terms of engagement and proposed fees of the external auditor; the external audit plan; any proposed changes in major accounting policies; the management letter and management’s response and any disagreements or unresolved issues between the external auditor and management; and the engagements for non-audit services, fees related thereto, and their impact on the independence of the external auditor.   The Audit and Risk Management Committee is comprised of a majority of unrelated directors.  The Audit and Risk Management Committee met 5 times in 2002. As part of its mandate, this committee met with the Company’s external auditors independently of management.

14.                               Appointment of Outside Advisors

In discharging its responsibilities, the board may engage outside advisers at the expense of the Company.  In addition, a committee of the board or an individual director, subject to the approval of the Chairman, may, as required, engage an outside adviser, at the expense of the Company.

Management

Management’s Role

The Company’s corporate governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring the appropriate level of scrutiny by the board of directors, and the Shareholders.

Management’s Relationship to the Board

The Company’s senior management reports to and is accountable to the board of directors.  At its meetings, the board regularly engages in private sessions with the CEO without other members of senior management present.  The board is also free to meet independently of management on any matter or to meet with members of management to obtain insight into the Company’s operations.  Donald K. Jackson was President and CEO of the Company until April 1, 2003.   Effective April 1, 2003, Mark Emery became President and CEO of the Company.  Mr. Emery will be proposed for election as a director of the Company at the annual meeting of shareholders to be held on May 22, 2003.  Gordon Flatt was appointed Chairman of the board on May 14, 2001 and held that position until April 1, 2003.  Mr. Jackson was appointed Chairman of the board effective April 1, 2003.

Management Accountability

The Company believes in the importance of developing business plans to ensure the compatibility of Shareholder, board and management views on the Company’s strategic direction, performance targets and the effective utilization of Shareholders equity.  The board’s approval of the annual budget provides a mandate for management to conduct the affairs of the Company within the budget guidelines.  Material deviations from the budget are reported to and considered by the board.

Board Information

The Company believes that the information provided by management to the board is critical to its effectiveness.  In addition to the reports presented to the board at its regular meetings, the board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Company’s strategic plan and the attainment of its objectives.  The board periodically assess the quality, completeness and timeliness of information provided by management to the board.

Executive Compensation

The Company believes that there should be a direct link between management rewards and the wealth created for Shareholders.  The Company is committed to conducting periodic reviews of its compensation practices to ensure that management is fairly rewarded based upon the performance of the Company.

The following table contains information concerning the compensation paid to, or earned by Donald K. Jackson, the President and CEO of the Company during 2002, and the four highest paid executive officers at the Company or its subsidiaries, namely Randal L. Levine, Kenneth W. Beel, John N. Maris and Thomas C. O’Reilly, for each of the three most recently completed financial years. Specific aspects of their compensation are dealt with in further detail in subsequent tables.

Summary Compensation Table

		Annual Compensation(2)			Long-Term Compensation(2)
Name and Principal Position	Year	Salary ($)	Bonus(1) ($)		Securities Under Options Granted (#)	Long-term Incentive Pay ($)
Donald K. Jackson(4)	2002	300,000	0		0	0
President and Chief	2001	300,000	0		0	0
Executive Officer	2000	N/A	N/A		750,000	N/A
Randal L. Levine(5)	2002	225,000	90,000		0	0
Vice President and Chief	2001	131,250	75,000		200,000	0
Financial Officer	2000	N/A	N/A		N/A	N/A
Kenneth W. Beel(6)	2002	250,000	200,938		0	0
President, Northstar	2001	250,000	171,875		250,000	0
Aerospace (Canada) Inc.	2000	205,000	205,000		0	0
John N. Maris	2002	U.S.180,000	U.S.	0	0	0
President D-Velco	2001	U.S.180,000	U.S.	78,750	175,000	0
Manufacturing of Arizona, Inc.	2000	U.S.165,000	U.S.	50,000	0	U.S.209,531	(3)
Thomas C. O’Reilly	2002	170,000	91,092		0	0
Vice President and Chief	2001	170,000	77,917		150,000	382,220	(3)
Financial Officer, Northstar	2000	143,600	122,920		0	0
Aerospace (Canada) Inc.

Notes:

(1)                                  Messrs. Beel, Levine, and O’Reilly received bonuses based on the Company’s achievements relative to established benchmarks in 2002.  Previously, bonuses were based on performance relative to the Company’s budgets and plans. Messrs. Beel, Levine Maris, and O’Reilly received bonuses in the years indicated based on the performance of their respective group or subsidiary.

(2)                                  There was no “other compensation” either annual or long-term for the individuals noted in the table.

(3)                                  In 2000, John N. Maris sold his remaining 50% phantom stock position in accordance with the terms of his agreement for proceeds of U.S. $209,531.  In 2001, Thomas C. O’Reilly sold the remaining 50% of his phantom stock position in accordance with the terms of his agreement for proceeds of $382,220

(4)                                Donald K. Jackson served as President and CEO from January 1, 2001 to March 31, 2003.  In consideration for assuming the role of President and CEO of the Company, Mr. Jackson was granted stock options on December 21, 2000.

(5)                                  Mr. Levine has served as Vice President and Chief Financial Officer of the Company since May 31, 2001.

(6)                                  On April 1, 2003, Kenneth W. Beel retired and became a consultant with Northstar Aerospace (Canada) Inc.

Long-term Executive Compensation

Stock Options

The Company has an incentive stock option plan, which provides for the granting of options for the benefit of employees and directors.  The maximum number of common shares that may be issued under this plan is 3,500,000.  Options are granted at an exercise price that is the market price of the Company’s common shares at the time of grant. Details of the outstanding options are contained in note 8 to the consolidated financial statements.

Defined Benefit Pension Senior Executives Plan

Kenneth W. Beel, John N. Maris and Thomas C. O’Reilly are the only current employees of the Company and its subsidiaries, who participate in the Company’s Senior Executive Pension Program (the “Plan”), as set forth below.  The following table shows the estimated annual benefits payable under the Plan to members retiring at normal retirement age whose pensionable earnings equal the amounts shown in the “Remuneration” column.

	Years of Service
Remuneration	15	20	25	30	35
$125,000	$37,500	$50,000	$62,500	$75,000	$87,500
150,000	45,000	60,000	75,000	90,000	105,000
175,000	52,500	70,000	87,500	105,000	122,500
200,000	60,000	80,000	100,000	120,000	140,000
250,000	75,000	100,000	125,000	150,000	175,000
300,000	90,000	120,000	150,000	180,000	210,000
350,000	105,000	140,000	175,000	210,000	245,000
400,000	120,000	160,000	200,000	240,000	280,000
425,000	127,500	170,000	212,500	255,000	297,500

As at January 1, 2003, Kenneth W. Beel has 10 full years under the Plan, John N. Maris has 5 years under the Plan and Thomas C. O’Reilly has 9 years under the Plan.  The benefits payable to these individuals under the Plan are based on the compensation paid to or earned by such senior executive officers reported under the column heading “Salary” in the Summary Compensation Table set forth above.

The Plan is a non-contributory defined benefit pension program.  It provides for an annual payment upon normal retirement of an amount equal to 2% times the individual’s years of credited service times the member’s pensionable salary.  A member’s pensionable salary is defined to be the highest annual average of the member’s earnings during any 36 consecutive month period, excluding bonuses, of the member’s last 10 full years of service.  Normal pension payments are for life, with provision for continued reduced pension benefits being paid to the member’s surviving spouse during his/her lifetime.

The Canada Customs and Revenue Agency imposes maximum payment limitations on tax qualified pension plans.  However, the Company will pay the full retirement benefits as calculated by the Plan’s formula in spite of such limitations.  The Company will pay any amount that exceeds the federal limitations from its general funds.

Employment Agreements

The Company had an employment letter agreement with Donald K. Jackson to govern the terms of his employment as President and CEO of the Company from January 1, 2001 to March 31, 2003.  Mr. Jackson’s compensation under the agreement includes a combination of base salary and benefits, with no entitlement to severance from the Company.  On April 1, 2003, Mr. Jackson became Chairman of the board of the Company.  The Company entered into a letter agreement with Mr. Jackson to govern the terms of his role as Chairman of the board.  The agreement includes a combination of base salary and benefits, with no entitlement to severance.

The Company has entered into an employment letter agreement with Mark Emery to govern the terms of his employment as President and CEO of the Company effective April 1, 2003.  Mr. Emery’s compensation under the agreement includes a base salary of US$350,000 per annum, benefits and an annual performance bonus based upon the achievements of mutually determined annual operating and financial goals.   Mr. Emery is also entitled to certain benefits and payments upon termination, including the payment of up to two year’s compensation depending on the circumstances of his termination. Under the terms of the agreement, Mr. Emery received 250,000 stock options on January 6, 2003.  Mr. Emery is also entitled to an additional 100,000 stock options on each of January 6, 2004 and January 6, 2005.  All such options have (or will have) an exercise price equal to the market price of the Common Shares at the time of the grant and vest (or will vest) evenly on an annual basis over five years from the date of grant.  Mr. Emery also received 93,000 options as an equity investment incentive on January 6, 2003 that vests evenly over five years beginning December 31, 2003.  The letter agreement also contains certain “non-competition” and “confidential information” covenants by Mr. Emery in favour of the Company.

The Company has entered into an employment letter agreement with Randal L. Levine to govern the terms of his employment as Vice President and Chief Financial Officer of the Company.  Mr. Levine’s compensation under the agreement includes a combination of base salary, performance bonus and benefits.  Mr. Levine is not entitled to any severance payments from the Company.

The Company, through its subsidiary, D-Velco Manufacturing of Arizona, Inc., has entered into an employment agreement with John N. Maris, President of D-Velco Manufacturing of Arizona, Inc., governing the terms of his employment as President of D-Velco Manufacturing of Arizona, Inc.  Mr. Maris’ compensation under the agreement includes a combination of base salary, bonus, benefits and any payments due to him on termination.

Employees

As of December 31, 2002, the Company’s continuing operations employed approximately 772 (2001 - 800; 2000 - 1,800) people, of who approximately 256 (2001 – 193; 2000 – 550) were non-production personnel and approximately 516 (2001 – 607; 2000 – 1,250) were production employees.  As of December 31, 2002, approximately 186 (2001 – 238; 2000 – 238) employees at Northstar Aerospace (Canada) Inc. were subject to collective bargaining agreements that expire on September 30, 2004.  As of December 31, 2002, approximately 169 (2001 – 130; 2000 – 224) employees at Northstar Aerospace (Chicago), Inc. were subject to collective bargaining agreements that expire on April 21, 2006.  The Company believes that it has a good working relationship with its various unions and its employees.

ITEM 7                           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another company or by any foreign government.  Based on reports filed with the Ontario Securities Commission, the only persons, firms or Company’s that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding common shares of the Company as of [April 21], 2003 are Coastal Investments Inc., which owns approximately 14.03% of the common shares of the Company and Libra Advisors LLC, which owns approximately 10.32% of the common shares of the Company.  Ownership of less than 10% is not required to be publicly disclosed in Canada and therefore, except as reflected in record stock ownership figures, is unknown to, and unascertainable by, the Company.  As at April 21 2003, there were  28,861,703 common shares outstanding, of which 101 U.S. shareholders of record held 4,749,408 shares. The Company is also authorized to issue an unlimited number of preference shares, issuable in series.  As at April 21, 2003, there were no preference shares outstanding.

Related Party Transactions

To the best of the knowledge of the directors and executive officers of the Company, none of the directors or executive officers of the Company, or any of their associates or affiliates, or Mr. Emery or any shareholder owning more than 10% of the common shares of the Company had any direct or indirect interest in any material transactions with the Company since January 1, 2002.  Related party transactions are disclosed in note 11 to the consolidated financial statements.

Indebtedness of Directors, Executive Officers and Senior Officers

None of the current directors, executive officers or senior officers has any loans outstanding with the Company. Details of loans outstanding to former officers of the Company are contained in note 7 in the consolidated financial statements.

ITEM 8.                        FINANCIAL INFORMATION

The consolidated financial statements filed as part of this Annual Report on Form 20-F are incorporated herein by reference to Item 19.  No significant changes have occurred since the date of such financial statements other than those disclosed in the consolidated financial statements..

ITEM 9.                        THE OFFER AND LISTING

Information Regarding Price History of Stock

The high and low sales prices of the Company’s common shares on the Toronto Stock Exchange (trading under the symbol “NAS”) during each fiscal quarterly period during the last two fiscal years ended December 31 is set forth below in the following table:

		Common Shares
		High				Low
2001	First Quarter	Cdn.$	1.59	U.S.$	1.04	Cdn.$	1.00	U.S.$	0.65
	Second Quarter	1.85		1.21		1.05		0.68
	Third Quarter	1.75		1.14		1.00		0.65
	Fourth Quarter	2.00		1.29		1.05		0.68

2002	First Quarter	Cdn.$	2.60	U.S.$	1.63	Cdn.$	1.65	U.S.$	1.03
	Second Quarter	3.00		1.93		2.10		1.35
	Third Quarter	2.55		1.63		1.55		0.99
	Fourth Quarter	2.85		1.82		1.35		0.86

The high and low sales prices of the Company’s common shares on the Toronto Stock Exchange during each of the prior six (6) months are as follows:

	Common Shares
	High				Low
October 2002	Cdn.$	1.94	U.S.$	1.23	Cdn.$	1.35	U.S.$	0.86
November 2002		$2.75		$.81		$1.80		$1.14
December 2002		$2.85		$1.83		$2.36		$1.51
January 2003		$2.85		$1.85		$2.45		$1.59
February 2003		$3.18		$2.10		$2.85		$1.88
March 2003		$3.25		$2.21		$2.77		$1.89

The annual high and low sales prices of the Company’s common shares on the Toronto Stock Exchange for each of the past five (5) years are as follows:

	Common Shares
	High				Low
1998	Cdn$	6.40	U.S.$	4.31	Cdn$	1.13	U.S.$	0.76
1999		$2.95		$1.99		$1.67		$1.12
2000		$2.55		$1.72		$1.00		$0.67
2001		$2.00		$1.29		$1.00		$0.65
2002		$3.00		$1.91		$1.35		$0.86

Markets

The Company’s outstanding securities registered in the United States consist solely of Northstar Aerospace (Canada) Inc.’s 10% Senior Notes due 2007 guaranteed by the Company that were registered under the Securities Act of 1933 pursuant to an exchange offering pursuant to a prospectus.  There is no formal market for such securities, although they are designated for trading on the PORTAL market.  Although not registered in the United States, the Company also has common shares outstanding.  The Company’s common shares are listed and posted for trading on the Toronto Stock Exchange under the symbol “NAS”.

ITEM 10.                                              ADDITIONAL INFORMATION

Charter and By-laws

The Company’s charter and by-laws do not speak to a directors’ power to vote on a proposal, arrangement or contract in which the director is materially interested.  However, pursuant to the Ontario Business Corporations Act (the “OBCA”), the provincial corporate legislation that governs the Company, a director must disclose in writing to the Company, or request to have entered into the minutes of meetings of directors, the nature and extent of his or her interest and shall not vote in such circumstances unless the contract or transaction is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate; one relating primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate; or one for indemnity or insurance of a director or officer of the Company.

The Company’s charter and by-laws do not speak to the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any member of their body; however, the directors are granted such power under the provisions of the OBCA.

Director’s Borrowing Powers

The directors of the Company may, from time to time, (a) borrow money upon the credit of the Company by obtaining loans or advances, or by way of overdraft or otherwise; (b) issue, sell or pledge securities of the Company, including bonds, debentures and debenture stock, for such sums on such terms and at such prices as they may deem expedient; (c) assign, transfer, convey, hypothecate, mortgage, pledge, charge or give security in any manner upon all or any of the real or personal, moveable or immovable property, rights, powers, choices in action, or other assets, present or future, of the Company to secure any such securities or other securities of the Company or any money borrowed or to be borrowed or any obligations or liabilities as aforesaid or otherwise of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise; and

(d) without in any way limiting the powers conferred upon the directors as set forth above, give security or promises to give security, agreements, documents and instruments in any manner or form under the Bank Act (Canada) or otherwise, to secure any money borrowed, or to be borrowed, or any obligations or liabilities as aforesaid, or otherwise, of the Company heretofore, now or hereafter made or incurred directly or indirectly or otherwise.

Any or all of the foregoing powers may from time to time be delegated by the Directors to any one or more of the directors or officers of the Company.

The Company’s charter and by-laws do not speak to any retirement age requirements for directors, and there are no shareholder requirements for director’s qualification.

Rights, Preferences and Restrictions attaching to each Class of Shares:

Preference Shares

The rights, privileges, restrictions and conditions attaching to the preference shares of the Company as a class are as follows:

(a)                                  Directors’ Right to Issue in One or More Series

The directors of the Company may, at any time and from time to time, issue the preference shares in one or more series, having dividends at such rate or rates, in such amount or amounts or determined in such manner, with such dates of payment, being payable in such one or more currencies at such rate or rates of exchange, being redeemable at such time or times with or without payment of a premium, having such sinking or other retirement fund or funds or without any sinking or other retirement fund, being subject to such purchase provisions by the Company, being redeemable at such price or prices and on such terms and conditions, having such designations, having such voting rights or without voting rights, having such conversion rights or without conversion rights, and having such other rights, restrictions, conditions or limitations attaching thereto as shall be determined by resolution of the directors passed at or prior to the issue thereof, provided, however, that when any fixed cumulative dividends or amounts payable on a return of capital are not paid in full, the shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums which would be payable on the said shares if all such dividends were declared and paid in full, and on any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full, the whole subject to the following provisions and the issue of a certificate of amendment setting forth such designation, rights, restrictions conditions and limitations attaching to the shares of each series;

(b)                                 Dividend and Distribution Preference

The preference shares shall be entitled to preference over the common shares of the Company and over any other shares in the capital of the Company ranking junior to the preference shares with respect to the payment of dividends and the distribution of assets in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its Shareholders for the purpose of winding up its affairs;

(c)                                  Parity of Each Series as to Dividends and Distribution

The preference shares of each series shall rank on a parity with the preference shares of every other series with respect to priority in payment of dividends and in the distribution of assets in the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of the assets of the Company among its Shareholders for the purpose of winding-up its affairs;

(d)                                 Amendment with Approval of Holders of Preference Shares

The rights, privileges, restrictions and conditions attaching to the preference shares as a class may by repealed, altered, modified, amended or amplified but only with the approval of the holders of preference shares given as hereinafter specified;

(e)                                  Approval of Holders of Preference Shares

Any consent or approval given by the holders of preference shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding preference shares or by a resolution passed at a meeting of holders of preference shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding preference shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting, in addition to any other consent or approval required by law.  If, at such meeting, the holders of a majority of the outstanding preference shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the chairman, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of preference shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed there by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the consent or approval of the holders of preference shares.  On every poll taken at every such meeting every holder of preference shares shall be entitled to one vote in respect of each preference share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Company with respect to meetings of Shareholders; and

(f)                                    Where Holders of Preference Shares Not Entitled to Vote Separately

The holders of preference shares are not entitled to vote separately as a class or series upon a proposal to:

(i)                                     Increase or decrease any maximum number of authorized preference shares, or increase any maximum number of authorized shares of any class of shares having  rights or privileges equal or superior to the preference shares;

(ii)                                  Effect an exchange, reclassification or cancellation of all or part of the preference shares; or

(iii)                               Create a new class of shares equal to or superior to the preference shares.

Common Shares

The rights, privileges, restrictions and conditions attached to the common shares of the Company as a class are as follows: (a) The holders of common shares shall be entitled to one vote for each common share held at all meetings of Shareholders of the Company (except meetings at which only holders of another class or series of shares will be entitled to vote); (b) the holders of common shares shall be entitled to receive rateably, dividends, as and when declared on the common shares by the board of directors of the Company; and (c) subject to the rights of holders of any shares ranking prior to the common shares, the holders of common shares shall be entitled to receive proportionately the remaining property of the Company upon the liquidation, dissolution or winding-up of the Company.

Election of Directors

Directors of the Company stand for re-election on a yearly-basis, with their term expiring not later than the close of the first annual meeting of shareholders following such director’s election or until their successors are elected or appointed.

Calling of Meetings

Pursuant to the applicable Canadian securities laws, in order to call an annual meeting, or a special meeting of shareholders, a notice of the time and place of a meeting of shareholders must be sent not less than twenty-one (21) days before the meeting to the shareholders of record, meaning those shareholders entitled to receive notice of a meeting of shareholders as determined up and until the record date set by the directors, which shall not precede the meeting date by more than fifty (50) days or less than sixty (60 days or less than thirty (30) days.

Ownership Restrictions

There are no limitations on the right to own securities, including the right of a non-resident or foreign shareholder to hold or exercise voting rights with respect to the voting securities of the Company imposed by foreign law or by the Company’s articles and by-laws.

There are no provisions in the Company’s articles or by-laws that would have an effect of delaying, deferring or preventing a change of control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

There are no provisions in the Company’s by-laws governing the ownership threshold above which shareholder ownership must be disclosed.  However, pursuant to applicable Canadian securities laws, ownership of 10 per cent or more of the common shares of the Company triggers certain disclosure requirements.

Exchange Controls

There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, or other payments to non-resident holders of the Company’s common shares, other than withholding tax requirements.  Any such remittances, however, are subject to withholding tax.

There is no limitation of general application imposed by Canadian law, or by the articles or other constating documents of the Company, on the right of non-resident or foreign owners to hold or vote common shares or preference shares, other than as provided in the Investment Canada Act (Canada) (the “Investment Canada Act”).  The following summarizes the principal features of the Investment Canada Act.

The Investment Canada Act requires certain “non-Canadian” (as defined in the Investment Canada Act) individuals, governments, corporations and other entities who wish to acquire control of a “Canadian business” (as defined in the Investment Canada Act) to file either a notification or an application for review in accordance with the provisions of the Investment Canada Act.  The Investment Canada Act requires in certain cases that an acquisition of control of a Canadian business by a “non-Canadian” must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is “likely to be of net benefit to Canada”, having regard to criteria set forth in the Investment Canada Act.

With respect to acquisitions of voting shares, only those acquisitions of voting shares of a corporation that constitute “acquisitions of control” of such corporation are reviewable under the Investment Canada Act.  The Investment Canada Act provides detailed rules for the determination of whether control has been acquired, and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.  Certain reviewable acquisitions of control may not be implemented before being approved by the Minister.  If the Minister does not ultimately approve a reviewable acquisition that has been completed, the non-Canadian person or entity may be required, among other things, to divest itself of control of the acquired Canadian business.  Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, a court order directing the disposition of the Canadian business.

Taxation

Certain Canadian Federal Income Tax Considerations for United States Investors

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder.  In this summary, a “U.S. Holder” means a person who, for the purposes of the Canada-United States Income Tax Convention, 1980 as amended (the “Convention”), is a resident of the United States and who, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (a) is and never has been resident in Canada; (b) deals at arm’s length with the Company; (c) is the beneficial owner of common shares of the Company or 10% Senior Notes due 2007 (the “Notes”) of Northstar Aerospace (Canada) Inc.; (d) holds the common shares or Notes as capital property; (e) does not use or hold and is not deemed to use or hold the common shares or Notes in the course of carrying on business in Canada; and (f) is not an insurer for whom the common shares or Notes constitute its designated insurance property.  A common share or Note will generally be capital property to a U.S. Holder unless it is held in the course of carrying on a business of trading or dealing in securities or has been acquired in a transaction or transactions considered to be an adventure in the nature of trade or are considered to be “mark-to-market” property for purposes of the Canadian Tax Act.  This summary does not take into account the potential application of the “mark-to-market” rules to certain “financial institutions” (as defined in the Canadian Tax Act).

This summary is based upon the current provisions of the Canadian Tax Act and the regulations thereunder in force on the date hereof, counsel’s understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”), and all specific proposals to amend the Canadian Tax Act and the regulations announced by the Canadian Minister of Finance prior to the date hereof (the “Proposed Amendments”).  This summary is not exhaustive and, except for the Proposed Amendments, does not take into account or anticipate changes in the law or the administrative or assessing practices of CCRA, whether by judicial, governmental or legislative action or interpretation, nor does it take into account tax legislation or considerations of any province or territory of Canada.  This summary is of a general nature only and is not intended to be, and should not be interpreted as legal or tax advice to any particular U.S. Holder.  This summary assumes that the Company’s common shares will continue to be listed on a prescribed stock exchange for purposes of the Canadian Tax Act (which includes the Toronto Stock Exchange).

Taxation of Distributions and Sale Proceeds for U.S. Holders

U.S. Holders will be subject to a 15% Canadian withholding tax on the gross amount of dividends paid or deemed to be paid by the Company.  In the case of a U.S. corporation that beneficially owns at least 10% of the voting stock of the Company, the applicable rate of withholding tax on dividends is 5%.

A purchase of common shares by the Company (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act.  Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a U.S. Holder of such shares for purposes of computing the amount of any capital gain or loss arising on the disposition.

A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition or deemed disposition of common shares (including on a purchase by the Company) unless such shares constitute “taxable Canadian property” within the meaning of the Canadian Tax Act and the U.S. Holder is not entitled otherwise to relief under the Convention.  Generally, common shares will not constitute taxable Canadian property of a U.S. Holder unless, at any time during the five year period immediately preceding the disposition of the common shares, not less than 25% of the issued shares of any class or series of a class of the capital stock of the Company belonged to the U.S. Holder, to persons with whom the U.S. Holder did not deal at arm’s length or to any combination thereof.

Under the Convention, capital gains derived by a U.S. Holder from the disposition of common shares, even where they constitute taxable Canadian property, generally will not be taxable in Canada unless the value of the Company’s shares at the time of disposition is derived principally from real property situated in Canada.

A disposition or deemed disposition of common shares by a U.S. Holder whose common shares are taxable Canadian property and who is not entitled to an exemption under the Convention will give rise to a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition, less the reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the common shares to the U.S. holder at the time of the actual or deemed disposition.  Generally, one-half of any capital gain realized will be required to be included in income as a taxable capital gain and one-half of any capital loss will be deductible, subject to certain limitations, against taxable capital gains in the year of disposition or the three preceding years or any subsequent year in accordance with the detailed provisions in the Canadian Tax Act.

U.S. Holders of Senior Unsecured Long-Term Notes

The payment by the Company of interest, principal or premium on the Notes will be exempt from Canadian withholding tax to U.S. holders of such Notes.

No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the holding, redemption or other disposition of the Notes, or in respect of the receipt of interest or premium thereon.

Documents on Display

Copies of the documents referred to herein may be examined during normal business hours at 105 Bedford Road, Toronto, Ontario.

ITEM 11.                                              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, the financial position of the Company is routinely subjected to a variety of risks.  In addition to the market risk associated with interest and currency rate movements on outstanding debt and non-Canadian dollar denominated assets and liabilities, other examples of risk include collectibility of accounts receivable.

For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impact that market risk exposure may have on the fair values of the Company’s debt and financial instruments.

The financial instruments included in the sensitivity analysis consist of all of the Company’s cash and cash equivalents, marketable securities, long-term receivables, investments and long-term and short-term debt.  To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments.  The fair values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured.  The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2002.  The market values that result from these computations are compared with the market values of these financial instruments at December 31, 2002.  The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at December 31, 2002 are as follows:

Interest Rate Risk:

A 10 percent decrease in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the Company’s fixed rate debt obligations by $3.6 million.  A 10 percent increase in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the Company’s fixed rate debt obligations by $3.4 million.

Foreign Currency Exchange Rate Risk:

A 10 percent increase in the level of the U.S. dollar against the Canadian dollar with all other variables held constant would result in an increase in the fair value of the Company’s long-term debt by $9.7 million.  A 10 percent decrease in the level of the U.S. dollar against the Canadian dollar with all other variables held constant would result in an increase in the fair value of the Company’s long-term debt by $9.7 million.  These exposures would be offset by changes in the translated amount of the net assets of the Company’s U.S. operations.

ITEM 12.                                              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                                              DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                                              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.                                              CONTROLS AND PROCEDURES

The Company’s principal executive officer and principal financial officer have evaluated the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) of the Company as of a date within 90 days prior to the filing date of this annual report.  Based on such evaluation, the conclusion of such officers is that such controls and procedures are effective to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to them by others within the Company and its consolidated subsidiaries, particularly during the period in which this annual report is being prepared.

During and after such evaluation, there were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16.                                              [RESERVED]

PART III

ITEM 17.                                              FINANCIAL STATEMENTS

The consolidated financial statements filed as part of this Annual Report on Form 20-F are incorporated herein by reference to Item 19.

ITEM 18.                                              FINANCIAL STATEMENTS

Not applicable.

ITEM 19.                                              EXHIBITS

The only exhibits filed as part of this Report are the attached consolidated financial statements and notes thereto.  See accompanying Index to consolidated financial statements.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHSTAR AEROSPACE, INC.

(Registrar)

	By:	/s/ Donald K. Jackson
Name: Donald K. Jackson
Title: Chairman

	By:	/s/ Randal L. Levine
Name: Randal L. Levine
Title: Vice President and Chief Financial Officer

Date: April 21, 2003

CERTIFICATIONS

I, Donald K. Jackson, Chairman of the registrant, and President and CEO from January 1, 2001 to April 1, 2003, certify that:

I have reviewed this annual report on Form 20-F of Northstar Aerospace, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                                      Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                                      Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 21, 2003	/s/ Donald K. Jackson
Donald K. Jackson
Chairman

CERTIFICATIONS

I, Randal L. Levine, Vice President and Chief Financial Officer of the registrant, certify that:

I have reviewed this annual report on Form 20-F of Northstar Aerospace, Inc.;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)                                      Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)                                     Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)                                      Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)                                      All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)                                     Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 21, 2003	/s/ Randal L. Levine
Randal L. Levine
Vice President and Chief Financial Officer

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Northstar Aerospace Inc. as at December 31, 2002 and 2001 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

March 31, 2003

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the shareholders dated March 31, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

March 31, 2003

NORTHSTAR AEROSPACE, INC.

CONSOLIDATED BALANCE SHEETS

As at December 31

(Expressed in thousands of Canadian dollars)

	2002	2001
ASSETS (note 6)

Current
Cash	$2,450	$—
Acounts receivable (note 9g)	21,864	30,433
Inventories (note 4)	86,844	77,692
Prepaid expenses and other	4,544	1,864
Discontinued pump operations (note 14)	27,201	25,089
Total current assets	142,903	135,078

Property, plant and equipment (note 5)	58,490	58,907
Goodwill (note 2)	6,692	6,822
Other long-term assets (note 9b)	14,006	29,566
Total assets	$222,091	$230,373

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness (note 6)	$—	$8,283
Accounts payable and accrued liabilities	29,959	29,834
Current portion of long-term debt (note 6)	722	903
Discontinued pump operations (note 14)	25,730	22,806
Total current liabilities	56,411	61,826

Long-term debt (note 6)	100,243	101,554
Other long-term liabilities (note 9c)	22,719	22,977
Total Liabilities	179,373	186,357
Shareholders’ equity	42,718	44,016
Total liabilities and shareholders’ equity	$222,091	$230,373

Contingencies and commitments (note 11)

See also notes to consolidated financial statements.

Signed on behalf of the Board

/s/ David Rattee	/s/ Donald Jackson
Director	Director

NORTHSTAR AEROSPACE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31

(Expressed in thousands of Canadian dollars)

	2002	2001	2000
Deficit – beginning of year as previously reported	$(95,066)	$(95,615)	$(79,917)

Changes in accounting policies (note 2)	(2,357)	(1,696)	(5,194)

Deficit – beginning of year as restated	(97,423)	(97,311)	(85,111)

Net income (loss) for the year	604	(112)	(12,200)

Deficit – end of year	(96,819)	(97,423)	(97,311)

Capital stock (note 7)	152,642	152,625	152,625

Currency Translation Adjustment – continuing operations	(3,581)	(3,581)	(3,581)

Currency Translation Adjustment – discontinued operations (note 14)

Beginning of year	(7,605)	(9,301)	(9,245)

Translation adjustment	(1,919)	1,696	(56)

End of year	(9,524)	(7,605)	(9,301)

Total shareholders’ equity	$42,718	$44,016	$42,432

See also notes to consolidated financial statements.

NORTHSTAR AEROSPACE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31

(Expressed in thousands of Canadian dollars, except per share amounts

	2002	2001	2000
REVENUE	$179,578	$186,683	$146,736
Cost of sales and expenses
Cost of sales	124,487	133,009	108,185
Selling, general and administration	18,971	19,089	17,792
Depreciation and amortization (note 9f)	7,969	8,627	6,778
Write-off of deferred development costs (note 9d)	—	2,569	3,100
Unusual items (note 12)	—	1,600	8,087
Interest, net (note 6)	10,419	10,874	9,751
Income (loss) from continuing operations before income taxes	17,712	9,776	(7,503)
Income taxes (note 10)	1,207	3,842	593
Income (loss) from continuing operations	16,505	5,934	(8,096)
Discontinued operations (note 14)	(15,901)	(6,046)	(4,104)

Net income (loss) for the year	$604	$(112)	$(12,200)

Income (loss) per common share (note 9e)
(Basic)
Continuing operations	$0.57	$0.21	$(0.28)
Discontinued operations	(0.55)	(0.21)	(0.14)
Net income (loss) per common share - Basic	$0.02	$—	$(0.42)

(Diluted)
Continuing operations	$0.55	$0.20	$(0.28)
Discontinued operations	(0.53)	(0.20)	(0.14)
Net income (loss) per common share - Diluted	$0.02	$—	$(0.42)

Weighted average number of shares (note 9e)

Basic	28,842,715	28,833,318	28,833,318
Diluted	30,200,246	29,616,863	28,833,318

See also notes to consolidated financial statements.

NORTHSTAR AEROSPACE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31

(Expressed in thousands of Canadian dollars)

	2002	2001	2000
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income (loss) from continuing operations	$16,505	$5,934	$(8,096)
Items not affecting cash:
Depreciation and amortization (note 91)	7,969	8,627	6,778
Write-off of deferred development costs (note 9d)	—	2,569	3,100
Post-retirement benefits	(729)	546	1,961
Future income taxes	937	2,667	(515)
Foreign exchange loss	20	1,139	546
Write down of fixed assets (note 12)	—	—	3,358
	24,702	21,482	7,132
Net change in non-cash working capital balances related to continuing operations (note 9a)	(3,478)	(16,716)	(10,830)
	21,224	4,766	(3,698)
Discontinued operations	(2,220)	(3,492)	(2,108)
Discontinued operations	(2,220)	(3,492)	(2,108)
Cash provided by (used in) operating activities	19,004	1,274	(5,806)

INVESTING ACTIVITIES
Acquisitions (note 3)	—	(3,609)	(15,073)
Capital expenditures	(7,255)	(7,904)	(8,078)
Decrease (increase) in other long-term assets	81	673	(2,532)
Discontinued operations	(1,332)	(1,922)	(6,077)
Cash used in investing activities	(8,506)	(12,762)	(31,760)

FINANCING ACTIVITIES
Common shares issued	17	—	—
Long-term debt repayments	(690)	(823)	(352)
Increase (decrease) in bank indebtedness	(8,224)	7,886	831
Decrease in other long-term liabilities	(1,000)	(989)	(1,345)
Discontinued operations	1,849	5,414	5,700
Cash provided by (used in) financing activities	(8,048)	11,488	4,834

Increase (decrease) in cash during the year	2,450	—	(32,732)
Cash at beginning of year	—	—	32,732
Cash at end of year	$2,450	$—	$—

See also notes to consolidated financial statements

NORTHSTAR AEROSPACE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31

(Expressed in thousands of Canadian dollars)

1.             SIGNIFICANT ACCOUNTING POLICIES

Accounting standards

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada.  These principles are consistent with accounting principles generally accepted in the United States except as disclosed in note 16 to these financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries and the Company’s proportionate share of the assets, liabilities, revenues and expenses relating to its pump investment that is conducted in joint ventures with another party.  The pump operations have been accounted for as a discontinued operation in these financial statements (note 14).

The purchase method has been used to account for acquisitions and the results of operations of subsidiaries are included only from the effective dates of their respective acquisitions.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to long-term contracts and income taxes.  Actual results could be materially different from these estimates.

Cash

Cash includes cash on deposit and term deposits with an initial maturity of three months or less.

Inventories

Inventories are valued at the lower of cost, determined substantially on a first-in, first-out basis, and market. Market for finished goods and work in process is defined as net realizable value and for raw materials as replacement cost.

Inventory costs on long-term programs are work in process production costs related to such programs, which include raw materials, labour, applicable overheads and learning curve costs, estimated earnings on long-term contracts in process based on their percentage complete less progress billings on such contracts.  Learning curve costs comprise production costs incurred in the early stages of a program, in excess of the average estimated unit cost of the entire program.  Learning curve costs are capitalized and included in inventory to the extent that their recovery is regarded as reasonably assured from future program revenue.  The learning curve concept anticipates a predictable decrease in unit cost as tasks and production techniques become more efficient through repetition and management practice.  In accordance with industry practice, current assets include inventoried costs relating to programs with long production cycles that are not expected to be realized within one year.

Depreciation

Depreciation is computed using the straight-line method at rates based on the estimated useful lives of the assets as follows:

Buildings	2.5 to 5%
Machinery and equipment	6 to 35%
Leasehold improvements	Term of the lease plus renewal period (maximum ten years)

Revenue recognition

Revenue is accounted as follows:

(a)                      Revenue from contracts with short production cycles is recorded as products are shipped; and

(b)                     Revenue from contracts with long production cycles is recognized using the percentage of completion method.  For each long-term program, the percentage complete is calculated based upon direct labour hours incurred to date compared with estimated total direct labour hours.  The percentage complete is then applied to total contract revenue to determine the period’s revenue.  Revisions to total estimated contract cost for a program are recognized in the period in which they are determined.  Provision for losses on a program, if any, are made as soon as it is determined that total estimated contract costs are expected to exceed the total contract revenue.

Income taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets are recognized for deductible temporary differences and operating losses carried forward, and future income tax liabilities are recognized for taxable temporary differences, using the enacted or substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Temporary differences are the differences between the amounts of the assets and liabilities recorded for financial reporting and income tax.  Future income tax assets and liabilities are adjusted for changes to enacted or substantially enacted tax laws and rates.  Such changes in rates or laws are recorded as income tax expense in the period of the change.  Future income tax assets are recognized only to the extent that management determines it is more likely than not that the future income tax assets will be realized.

Goodwill

As of January 1, 2002, goodwill is no longer amortized and is carried at the lower of carrying value and fair value.  The Company evaluates the carrying value of goodwill annually and impairments are recognized based on the Company’s review of the fair value of the related businesses. Any impairment in the value of goodwill is written off against earnings. Under accounting standards in effect until December 31, 2001, goodwill was recorded at cost less accumulated amortization.  Goodwill was amortized on a straight line basis over its expected useful life, generally from five to twenty years

Other long-term assets

Deferred contract costs on significant long-term contracts are amortized and matched with revenues earned on such contracts.  Debt issue expenses are amortized on a straight-line basis over the term of the related debt.

Foreign currency translation

The Company’s operations outside of Canada are self-sustaining.  Consequently, the assets and liabilities are translated to Canadian dollars using the year-end exchange rates and revenues and expenses are translated at the average rates during the year.  Exchange gains or losses on translation of the Corporation’s net investment in these operations are deferred as a separate component of shareholders’ equity entitled currency translation adjustment.

A portion of the Company’s U.S. dollar long-term senior unsecured debt has been designated as a hedge of the net investment in its U.S. operations.  Accordingly, the impact of changes on exchange rates on the portion of this debt designated as a hedge is recorded in the currency translation adjustment and the portion not designated as a hedge is recorded in the statement of operations in the period the exchange rate fluctuates.

Incentive stock option plan

The Company has an incentive stock option plan, which is described in note 8.  All stock options are issued at the current market price at the date of grant.  No compensation expense is recognized when stock options are issued to employees.  Any consideration paid by employees on exercise of stock options is credited to share capital.

Employee Benefit Plans

The Company has various defined benefit and defined contribution pension plans and other post-retirement benefits covering a number of its employees.  The cost is computed on an actuarial basis using the projected benefit method pro-rated on estimated service life and management’s best estimates of investment yields, salary escalation and other factors.  Pension plan assets are valued at fair value for purposes of calculating the expected return on plan assets.  Pension costs related to current services are charged to earnings for the period during which the services are rendered.  Past service costs resulting from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants.  Gains or losses on the plans’ settlements or curtailments are recognized in income in the year in which they occur.  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligations and the fair value of the plan assets is amortized over the average remaining service period of active employees.

Financial instruments

Financial instruments are financial assets or liabilities of the Company where, in general, the Company has the right to receive cash or another financial asset from another party or the Company has the obligation to pay another party cash or other financial assets.

The Company’s financial instruments that are exposed to credit risk include cash and accounts receivable.  The Company places its cash with institutions of high credit worthiness.  The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited.

The carrying amount of cash, accounts receivable, bank indebtedness and accounts payable and accrued liabilities are considered representative of their respective fair value.  The fair value of the unsecured long-term debt is based on available market information at year-end.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

Impairment of Long Lived Assets

The Canadian Institute of Chartered Accountants (“CICA”) issued Section 3063 Impairment of Long-lived Assets, which will be effective for the Company’s fiscal year beginning on January 1, 2003.  Under this standard, an impairment loss should be recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.  The policies of this standard are the same as the policies contained in the recently adopted Financial Accounting Standards Board (FASB) Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets (note 16). The Company does not believe that this standard will have any current effect on its consolidated financial statements.

Disposal of Long Lived Assets and Discontinued Operations

The CICA issued Section 3475, Disposal of Long-lived Assets and Discontinued Operations, which will be effective for disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003, with earlier application encouraged.  Under this standard, a long-lived asset to be disposed of by sale should be measured at the lower of its carrying amount or fair value less cost to sell and should not be amortized while classified as held for sale.  For a long-lived asset to be disposed of other than by sale, such as by abandonment, before the end of its previously estimated useful life, depreciation estimates are revised to reflect the use of the asset over its shortened useful life.  Also, the standard requires that the results of operations of a component of an enterprise that has been disposed of either by sale or abandonment should be reported in discontinued operations.  A component of an enterprise comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the enterprise.  The policies of this standard are the same as those policies contained in the recently adopted FASB Statement No. 144, Accounting for the impairment or Disposal of Long-lived Assets. (note 16).  The Company does not believe that this standard will have any current effect on its consolidated financial statements.

Hedge Accounting

During 2001, the CICA issued new Accounting Guideline 13 (“AG 13”).  During 2002, the CICA delayed implementation of this standard to fiscal years beginning on or after July 1, 2003.  AG 13 addresses the identification, designation, documentation and effectiveness of hedge accounting and establishes conditions for applying hedge accounting.  Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting.  The impact of adopting this guideline has not yet been determined.

2.              CHANGES IN ACCOUNTING POLICIES

Employee future benefits

Effective January 1, 2000 the Company retroactively applied, without restatement of prior years, the new recommendations of the CICA for accounting for employee future benefits.  The effect was to increase both the deficit and other long-term liabilities by $3,867 on January 1, 2000.  Under the new recommendations, the Company’s projected benefit obligation is discounted using a market related discount rate.  Previously, the discount rate used was based on management’s best estimate of long-term rates.  In addition, the Company, in limited instances, provides post-retirement benefits, other than pensions, which are primarily health care related benefits.  The new recommendations require that these costs, based on the terms of the plan, be recognized on an accrued basis during the year in which the plan participants provide the services.  Previously, the cost of providing these benefits was expensed as paid.

Goodwill and intangible assets

The Company adopted the new CICA Handbook Section 3062 “Goodwill and Intangible Assets” on January 1, 2002.  The new standard eliminates the amortization of goodwill.  The Company has assessed the carrying value of goodwill, which amounted to $6.8 million at January 1, 2002 and has concluded that there is no impairment in value.  Retroactive application is not permitted for the new standard on goodwill and other intangible assets. On a pro-forma basis, the impact of adopting the new standard on prior period earnings is:

	2002	2001	2000
Net income (loss) for the year	$604	$(112)	$(12,200)
Add back: goodwill amortization (note 9f)	—	1,126	1,049
Adjusted net income (loss) for the period	$604	$1,014	$(11,151)
Adjusted net income (loss) for the period	$604	$1,014	$(11,151)

Per Share Amounts:
Net income (loss) for the year	$0.02	$0.00	$(0.42)
Add back: goodwill amortization	—	0.04	0.04

Adjusted income (loss) per common share	$0.02	$0.04	$(0.38)

Stock Based Compensation

Effective January 1, 2002, the Company adopted prospectively, the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  This new standard requires either the recognition of compensation expense at fair value for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings.  The Company has elected to disclose pro forma net earnings and earnings per share data. Therefore, adoption of this new standard has not affected the Company’s results of operations and financial position.

Foreign Currency Translation

Effective January 1, 2002, the Company adopted, with retroactive application, the new CICA accounting standard in respect of foreign currency translation that eliminated the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life.  The effect was to decrease the unamortized deferred foreign exchange asset and to increase the opening deficit by $2,357 (2001 - $1,696, 2000 - $1,327). The effect of the change in accounting policy is to reduce net income for the year ended December 31, 2001 by $661 (increase loss for the year ended December 31, 2000 by $369) and reduce net income per share for the year ended December 31, 2001 by $0.02 (increase loss per share by $0.01 for the year ended December 31, 2000)

3.              ACQUISITIONS

Windsor Gear and Drive

On March 7, 2001, the Company acquired substantially all of the assets of Windsor Gear and Drive Inc.  Windsor Gear and Drive manufactures gears and drives primarily for aerospace applications.

Northstar Aerospace (Chicago), Inc.

On March 31, 2000, the Company acquired substantially all of the assets of Boeing Precision Gear, Inc.  The business is now carried on under the name of Northstar Aerospace (Chicago), Inc. . Northstar Aerospace (Chicago), Inc. manufactures, assembles tests and provides maintenance and overhaul on gears and drives used in military aerospace.  The acquisition included sole source manufacturing rights for gears and transmissions for certain aircraft.

The estimated fair values of the net assets acquired are as follows:

	2001	2000
Current Assets	$1,795	$4,650
Property, Plant and Equipment	2,059	9,999
Less: Liabilities	(245)	(3,457)
Goodwill	—	3,881
Cash purchase price of net assets acquired	$3,609	$15,073

4.                  INVENTORIES

	2002	2001
Raw materials	$11,760	$8,603
Work in process (including costs on incomplete contracts)	87,662	68,665
Estimated earnings on long-term contracts in process	5,841	5,231
Finished goods	1,443	1,654
Progress billings on long-term contracts	(19,862)	(6,461)
Total inventory	$86,844	$77,692

Significant long-term contracts approximate $79,547 (2001 — $55,500) of total inventories. In determining the percentage complete and the estimated earnings on long-term contracts in progress, management has made estimates of the total cost at completion. Should the total actual costs be materially higher or lower than these estimates, the revenues and profits recognized would be adjusted accordingly.

5.              PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Cost
Land and buildings	$17,915	$18,321
Machinery and equipment	84,381	78,179
Leasehold improvements	4,137	3,592
	$106,433	$100,092
Accumulated depreciation
Land and buildings	$4,129	$4,018
Machinery and equipment	42,534	36,203
Leasehold improvements	1,280	964
	$47,943	$41,185
Property, plant and equipment, net	$58,490	$58,907

6.              BANK INDEBTEDNESS AND LONG-TERM DEBT

Bank Indebtedness

The Company has an operating facility of $25 million which is payable on demand and currently bears interest at the banker’s acceptance or LIBOR rates plus 2%.  The weighed average interest rate for bank indebtedness during 2002 was approximately 4.8% (2001 — 6.7%, 2000 — 9.9%).  A fixed and floating charge debenture on substantially all of the Company’s assets is pledged as collateral security.  In addition, the Company has provided a general security agreement creating a first ranking mortgage security interest over substantially all of the property and equipment and a general assignment of specified receivables and inventory.  The loan is subject to meeting certain financial covenants, which are tested quarterly.  The pump operations are excluded from the collateral security and from the covenant tests on this debt.  At December 31, 2002, the Company had approximately $18.9 million available and unused under its bank facilities.

Long-term debt

	2002	2001
Senior unsecured notes	$97,430	$98,232
Other loans	3,535	4,225
	100,965	102,457
Less: Current portion	(722)	(903)
Long-term debt	$100,243	$101,554

The senior unsecured notes were issued by Northstar Aerospace (Canada) Inc., a wholly owned subsidiary of the Company, pursuant to an Exchange offer in the United States registered under the U.S. Securities Act of 1933.  The notes bear interest at 10% per annum and are due on January 15, 2007.  Interest only is payable semi-annually on January 15 and July 15.  The notes are U.S. dollar denominated and have a maturity value of $US 61,680.  The notes are subject to various negative covenants, which are evaluated quarterly.  The Company and its wholly owned subsidiaries included in continuing operations, fully and unconditionally guarantee the notes.  The pump investment is excluded from the guarantee and is excluded from the negative covenants on this debt.

The fair value of the long-term senior unsecured debt at December 31, 2002 is estimated at $89,100 (2001-$86,400).  There is no formal market for such securities, although they are designated for trading on the PORTAL Market.  The estimated market value is based on the last traded transaction prior to the financial year-end and may not be representative of the aggregate fair value of the securities.

The other loans are from the Government of Canada and are unsecured and non-interest bearing.  Principal repayments are due in varying amounts over the next seven years based on shipments under certain long-term contracts.  There are no financial covenants associated with these loans.

Long-Term Debt Principal Repayments

Long-term debt principal repayment requirements related to continuing operations for the next five years are as follows:

2003	$722
2004	635
2005	630
2006	472
2007	97,630
Thereafter	876
$100,965

Interest Expense (Net)

	2002	2001	2000
Interest on short-term debt, net	$734	$1,321	$589

Interest on long-term debt	9,685	9,553	9,162
Total interest Expense	$10,419	$10,874	$9,751

Interest paid related to continuing operations was $10,338 for the year ended December 31, 2002

(2001 - $10,905; 2000 - $9,995).

Outstanding Borrowings

Total outstanding short and long-term borrowings and letters of credit related to continuing operations totalled $107,108 which includes $61,680 denominated in U.S. dollars at December 31, 2002 (2001 - $116,901 including $61,680 denominated in U.S. dollars).

7.              SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of no par value.  There are no issued and outstanding preference shares.  The following is a listing of the changes in common share capital:

	Number of Shares	Amount
Balance, December 31, 2001 and 2000	28,833,318	$152,625
Shares issued for cash	14,000	17
Balance, December 31, 2002	28,847,318	$152,642

Loans to former officers of the Company for share purchases of $650, after deducting provisions of $1,600, are classified as a reduction in share capital.  The individual loans are repayable at the earlier of 30 days after death of the former officer or December 31, 2050.  The loans are non-interest bearing and 179,401 shares of the Company, with a market value of approximately $511 as at December 31, 2002, have been pledged as security.  The loans are further secured by paid-up life insurance policies on these former officers.

The Company is precluded from paying dividends unless certain financial covenants under its loan agreements are met.

8.             INCENTIVE STOCK OPTION PLAN

The Company has an incentive stock option plan, which provides for the granting of options for the benefit of employees and directors.  The maximum number of common shares that may be issued under this plan is 3,500,000.  Options are granted at an exercise price that is the market price of the Company’s common shares at the time of grant.

Outstanding Options

The following table summarizes the changes to the number of options outstanding during the year:

	2002		2001
	Number of Shares	Weighted Average Exercise Price ($)	Number of Shares	Weighted Average Exercise Price ($)
Outstanding – beginning of year	2,125,000	$1.86	1,520,000	$2.35
Granted	100,000	2.50	920,000	1.20
Expired	(455,000)	4.31	(300,000)	2.25
Exercised	(14,000)	1.20	—	—
Forfeited	—	—	(15,000)	2.25
Outstanding – end of year	1,756,000	$1.27	2,125,000	$1.86

The following table summarizes the options outstanding and exercisable at December 31, 2002:

Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number Exercisable At December 31, 2002
750,000	$1.18	2 years	750,000
906,000	1.20	5.9 years	474,000
100,000	2.50	8 years	—
1,756,000	$1.27	4.1 years	1,224,000

Of the stock options outstanding at December 31, 2002, 1,224,000 are vested, 432,000 vest evenly over the next three years and 100,000 vests evenly over the next five years.  The fair value of the 100,000 options granted during 2002 is $100 and will be amortized to pro-forma earnings evenly over the next five years.  The options granted in 2002 and 2001 expire thirty-six months after final vesting. The options granted in 2000 expire twelve months after the executive ceases to be an employee or officer of the Company.  The weighted average exercise price of the options that were exercisable at December 31, 2002 was approximately $1.19. Subsequent to December 31, 2002, 343,000 options were granted with an exercise price of $2.75. These options vest evenly over the next five years and expire thirty six months after final vesting.

Stock options are valued using the Black Scholes option pricing model with the following weighted average assumptions:  risk free interest rate of 2.6%, expected life of five years and expected volatility of 30%.

9.              SUPPLEMENTARY INFORMATION

(a)                                  Details of changes in non-cash working capital items related to continuing operations are as follows:

	2002	2001	2000
Accounts receivable	$8,347	$5,036	$(10,399)
Inventories	(9,456)	(15,040)	(7,837)
Prepaid expenses and other	(2,685)	(103)	(502)
Accounts payable and accrued liabilities	316	(6,609)	7,908
	$(3,478)	$(16,716)	$(10,830)

(b)                                 Other long-term assets comprise the following:

	2002	2001
Debt issue costs net of amortization of $3,800 (2001 - $3,310)	$1,548	$2,063
Future income tax asset (note 10)	4,084	5,021
Other	1,837	2,068
Discontinued pump operations (note 14)	6,537	20,414
Total other long-term assets	$14,006	$29,566

(c)                                  Other long-term liabilities comprise the following:

	2002	2001
Pensions and post-retirement benefits (note 13)	$11,105	$11,889
Environmental remediation on business previously sold – long-term portion	3,045	4,059
Other	261	286
Discontinued pump operations (note 14)	8,308	6,743
Total other long-term liabilities	$22,719	$22,977

(d)                                 Write off of deferred development costs:

As a result of the extended time frame and greater uncertainty of the ultimate return on the Company’s investment in development of a replacement transmission for the Apache attack helicopter, the Company wrote off previously deferred development costs of $2,569 in 2001.  This amount represents all development costs that had been capitalized over the previous two years related to a new main transmission for the Apache helicopter utilizing split-torque face gear technology.

In 2000 the Company wrote off deferred development costs of $3,100 that represented all capitalized costs associated with a product with limited sales and deteriorated prospects for future shipments.

(e)                                  Earnings per share:

The calculation of earnings per share is based on the weighted average number of shares outstanding of 28,842,715 for 2002 and 28,833,318 for 2001 and 2000.  Diluted earnings per share are calculated using the treasury stock method and reflect the dilutive effect of the exercise of all outstanding options where the exercise price was below the average market price for the year ended December 31.  The dilutive effect of options for 2002 was 1,357,531 shares (2001- 783,545 shares, 2000 - nil).

(f)                                    Amortization expense for continuing operations includes $Nil (2001- $1,126 and 2000 - $1,049) for amortization of goodwill.

(g)                                 The Company maintains an allowance for losses for accounts receivable based on the expected collectability of the accounts of $1,391 for 2002 (2001 - $794 and 2000 - $381).

10.       INCOME TAXES

Provision for income taxes for continuing operations comprises the following:

	2002	2001	2000
Current	$270	$1,175	$1,108
Future	937	2,667	(515)
Provision for income taxes	$1,207	$3,842	$593

The aggregate amounts of taxes paid for the year ended December 31, 2002 were $475 (2001 - $456 and 2000 - $1,015).

Tax Rate Reconciliation

The Company’s effective income tax rate applicable to income from continuing operations before income taxes has been determined as follows:

	2002	2001	2000
Canadian statutory income tax rate	38.5%	42.5%	44.6%
Income tax expense (recovery) at statutory rate	$6,819	$4,155	$(3,346)
Non-deductible expenses	233	336	1,585
Change in valuation allowance	(5,762)	(500)	1,600
Difference in foreign tax rates and manufacturing & processing tax credits	(243)	(374)	231
Other	160	225	523
Income Tax Expense	$1,207	$3,842	$593

Future Income Tax Asset

The tax effect of temporary differences that give rise to the future tax asset for continuing operations, are as follows:

	2002	2001
Operating losses carried forward	$19,467	$22,864
Investment tax credits and capital losses carried forward	537	474
Accounting accruals not deducted for tax	6,940	8,235
Excess of tax over book depreciation and amortization	(6,734)	(5,809)
Percentage of completion accounting	(10,051)	(8,216)
Foreign exchange losses not deducted for tax	1,054	380
Other	26	10
	11,239	17,938
Valuation allowance	(7,155)	(12,917)
Future income tax asset	$4,084	$5,021

The change in the valuation allowance primarily represents the actual and expected utilization of losses carried forward for income tax not previously recorded as future income tax assets.

Losses Carried Forward

The Company and its subsidiaries have available non-capital losses carried forward for federal income taxes related to continuing operations totalling approximately $50,434 that expire in varying amounts until 2014.  In addition, the Company has investment tax credits carried forward of approximately $1,534, which expire over the next four years.  Listed below are the losses carried forward for federal income taxes, including investment tax credits, in Canadian dollars, available to reduce taxable income in future years:

Year of expiry December 31,	Canada	United States
2004	$1,889	$—
2005	14,876	—
2006	4,633	—
2007	3,593	—
Thereafter	1,276	25,701
	$26,267	$25,701

11.       CONTINGENCIES AND COMMITMENTS

(a)     The Company and its subsidiaries have entered into various operating leases and commitments under which the minimum annual payments related to continuing operations are as follows:

Minimum annual payments
Year ending December 31,
2003	$2,279
2004	2,227
2005	2,139
2006	1,868
2007	1,415
Thereafter	2,641
$12,569

Starting on July 1, 2002, the Company entered into a lease for its head office facilities from a company controlled by a director of the Company.  Rent paid during 2002 amounted to $54.  The lease can be terminated without penalty on one month’s notice.

(b)         Certain subsidiaries are subject to lawsuits and claims arising out of their businesses.  The outcome of these claims is not determinable.

(c)          The Company has provided a guarantee for surety bond obligations totalling $500 (2001 - $500) for the benefit of a company controlled by a former director of the Company.

(d)         The Company issued letters of credit of $6,143 (2001 – $6,200) primarily pertaining to the unfunded liability under certain supplemental executive retirement plans (“SERP”) that relates mainly to the founder of the Company who was the former chief executive officer.

(e)          From time to time, the Company utilizes foreign exchange contracts to sell US dollars forward.  As at December 31, 2002, the Company has foreign exchange contracts totalling US$1,800 outstanding with US/Canadian rates between $1.572 and $1.580 expiring at various dates up to July 2003.

12.       UNUSUAL ITEMS

Strike Settlement

In 2001, the Company recorded a $1,600 charge for severance and related payments to employees at Northstar Chicago as a result of a new five-year collective bargaining agreement.  As part of the agreement, staffing levels were reduced significantly.

Restructuring Charge

In 2000, the Company recorded a $8,087 charge to operations consisting of:  (a) a $4,783 charge for severance and pension liabilities resulting from management changes; (b) a $1,304 write-off of capital assets related to obsolete machinery and equipment and (c) a $2,000 charge to recognize an impairment in the carrying value of certain investments.

13.       PENSION AND POST- RETIREMENT PLANS

The majority of the Company’s employees are covered by defined contribution pension plans.  Approximately 20% of the Company’s total employees are covered by defined benefit pension plans.  The pension expense for defined contribution plans related to continuing operations for 2002 was $1,809 (2001 - $1,780; 2000 - $1,409).

Information about the Company’s defined pension and post-retirement benefit plans related to continuing operations for the last three years, in aggregate is as follows:

	Pensions			Post-retirement Benefits
	2002	2001	2000	2002	2001	2000
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	$16,197	$14,698	$6,474	$2,286	$1,720	$—
Adjustment due to change in accounting (note 2)	—	—	1,008	—	—	1,574
Acquisition (note 3)	—	—	5,702	—	—	—
Current service cost	930	652	1,125	83	54	52
Interest cost	1,098	1,031	886	165	124	105
Actuarial losses (gains)	593	636	(668)	96	396	(3)
Benefits paid	(678)	(800)	(554)	(18)	(8)	(8)
Curtailment (gain) loss	—	(777)	597	—	—	—
Change in foreign currency	(77)	757	128	—	—	—
Benefits Obligation, end of year	$18,063	$16,197	$14,698	$2,612	$2,286	$1,720

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$6,115	$5,602	$678	$—	$—	$—
Acquisition (note 3)	—	—	5,242	—	—	—
Expected return on plan assets	465	458	363	—	—	—
Actuarial gains (losses)	(913)	(303)	(562)	—	—	—
Employer contribution	2,548	846	433	18	18	8
Benefits paid	(678)	(800)	(554)	(18)	(18)	(8)
Change in foreign currency	(30)	312	3	—	—	—
Fair value of plan assets at end of year	$7,507	$6,115	$5,603	$—	$—	$—

RECONCILIATION IN FUNDED STATUS
Funded status	$(10,556)	$(10,082)	$(9,095)	$(2,612)	$(2,286)	$(1,720)
Unrecognized net actuarial loss (gain)	1,610	85	(83)	(57)	(152)	(2)
Unrecognized past service costs	—	—	—	510	546	—
Net liability recognized on the balance sheet	$(8,946)	$(9,997)	$(9,178)	$(2,159)	$(1,892)	$(1,722)

DEFINED BENEFIT PLAN EXPENSE
Current service cost	$930	$652	$1,125	$83	$54	$52
Interest cost	1,098	1,031	886	165	124	105
Expected return on plan assets	(465)	(458)	(363)	—	—	—
Amortization of net actuarial losses	—	774	—	—	—	—
Amortization of past service costs	—	—	—	36	—	—
Curtailment (gain) loss	—	(777)	597	—	—	—
Net benefit expense	$1,563	$1,222	$2,245	$284	$178	$157

SIGNIFICANT ASSUMPTIONS ON OBLIGATIONS
Expected rate of return on plan assets	7.50%	8.00%	8.00%	N/A	N/A	N/A
Discount rate	7.00%	6.75%	6.75%	7.00%	7.00%	7.00%
Rate of compensation increase	4.50%	4.50%	4.50%	N/A	N/A	N/A
Initial medical trend rates	N/A	N/A	N/A	7.50%	7.50%	7.50%
Ultimate medical trend rates	N/A	N/A	N/A	4.50%	4.50%	4.50%

14.       DISCONTINUED OPERATIONS

The pump business manufactures, designs and fabricates centrifugal pumps for the municipal, agricultural, industrial and oil and gas markets; operates an iron and steel foundry; manufactures machine parts for industrial and consumer OEMs, and is involved in pump retrofit and repair and pipeline technology.  The business is carried on in Mexico, Germany and the United States.

Management initiated a detailed review of the pump investments and related operations in 2001 and concluded that the Company should dispose of these investments to concentrate on its aerospace business.  On April 12, 2002, the Board of Directors approved a formal plan to sell the pump investments. The results of the pump operations and its assets and liabilities have been segregated and reported separately in these financial statements under the title of “Discontinued Operations.”

On March 31, 2003, the Company completed negotiations with its joint venture partner for a significant capital restructuring of the pump companies.  Under the agreement, the Company’s common shares in the pump companies have been exchanged for $18,000 non-participating preferred shares which the pump companies must purchase on or before March 31, 2008.

The opportunity for the Company to realize any cash on the preferred share pump investments will depend mainly on the future operating success of the pump companies.  However, as set out below, the pump companies have continued to incur operating losses in 2002 and are in violation of the terms of various bank-lending agreements.  There is no assurance that the joint venture partner will be able to provide or arrange additional financing that may be necessary to sustain the continued operation of the pump companies.  Given these facts, there currently exists significant uncertainty about the future of the pump companies.  Accordingly, at December 31, 2002 the Company has made a provision of $10,425 to reduce to nil the carrying amount of its share of the net assets of the pump operations.  This provision has been allocated against the non-current assets of the discontinued operations.

In addition to this provision, the Company will write off as a charge to discontinued operations on March 31, 2003, the date the restructuring agreement was completed, the currency translation adjustment included in shareholders’ equity related to discontinued operations, which amounted to approximately $9,524 at December 31, 2002.

The pump operation entities are currently in violation of covenants pertaining to their bank loans.  These loans are not guaranteed or cross-collateralized by any other entity in the Northstar Aerospace group of companies.

15.

The net loss on discontinued operations, included in these financial statements are as follows:

	2002	2001	2000
Revenues	$61,817	$55,248	$43,178
Cost of sales	47,678	43,984	29,945
Selling, general and administration	13,409	12,711	9,254
Depreciation and amortization	2,391	2,136	1,715
Interest	1,690	2,303	779
(Loss) income before income taxes	(3,351)	(5,886)	1,485
Income tax expense	(1,825)	(160)	(624)
(Loss) income before under-noted items	(5,176)	(6,046)	861
Provision against book value of the Company’s share of pump net assets	(10,425)	—	—
Provision for costs of disposal of the Company’s share of pump net assets	(300)	—	—
Additional provision for the cost of discharging environmental remediation and other obligations associated with discontinued operations sold in previous years	—	—	(4,965)
NET LOSS ON DISCONTINUED OPERATIONS	$(15,901)	$(6,046)	$(4,104)

The net loss from the discontinued pump operations for the period from January 1, 2002, to April 12, 2002 was approximately $1,400.

The net assets of the discontinued pump operations included in these financial statements are as follows:

	2002	2001
Assets
Accounts receivable	$12,523	$9,640
Inventories	13,338	11,929
Other current assets	1,340	3,520
Total current assets	27,201	25,089
Property, plant and equipment and other long-term assets, net of provision for impairment of the Company’s share of pump net assets of $10,425 (2001–$Nil)	6,537	20,414
Total assets	$33,738	$45,503

Liabilities
Bank indebtedness	$8,354	$9,363
Accounts payable and accrued liabilities	17,058	13,170
Current portion of long-term debt	318	273
Total current liabilities	25,730	22,806
Long-term debt and other long-term liabilities	8,308	6,743
Total liabilities	34,038	29,549
Net assets of discontinued pump operations	$(300)	$15,954

15.       SEGMENTED INFORMATION

The continuing operations of the Company relate solely to the aerospace industry and are organized and managed as business segments outlined below:

Defence – The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft, and maintenance, repair and overhaul (“MRO”) services for certain helicopter transmissions.

Commercial – The main products include components for accessory gearboxes and auxiliary power units for engines used in fixed wing aircraft, machining and fabrication services, and MRO services for helicopter engines and gyroscope inertial navigation systems.

Sector Income Statement:

		2002	2001	2000
Revenue	Defence	$111,272	$103,309	$61,370
	Commercial	68,306	83,374	85,366
		179,578	186,683	146,736

Cost of Sales	Defence	74,098	72,287	41,350
	Commercial	50,389	60,722	66,835
		124,487	133,009	108,185

Selling, general and administration		18,971	19,089	17,792
Foreign exchange loss		20	1,139	546
Depreciation and amortization		7,969	8,627	6,778
Write-off of deferred development costs		—	2,569	3,100
Interest, net		10,419	10,874	9,751
Income from continuing operations before income taxes and unusual items		$17,712	$11,376	$584

The same fixed assets of the Company are used for both the Commercial and Defence aerospace manufacturing segments.  Accordingly, the identifiable assets, capital and goodwill expenditures cannot be specifically allocated to these segments.

GEOGRAPHIC INFORMATION

	Canada			United States			Total
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Revenue	$85,188	$89,536	$78,487	$94,390	$97,147	$68,249	$179,578	$186,683	$146,736

Property, plant and Equipment and goodwill	$19,958	$19,706	$17,671	$45,224	$46,023	$43,555	$65,182	$65,729	$61,226

Sales are attributed to geographic location based on the location of the business unit reporting the revenue.  Domestic sales to foreign customers totalled approximately $79,625 in 2002 (2001 - $85,800, 2000 - $77,800).

Significant Customers

Boeing accounted for approximately 54% of defence market revenues in 2002 (2001 — 59% and 2000 — 71%).  General Electric accounted for approximately 48% of commercial aerospace revenues in 2002 (2001 — 50% and 2000 — 48%).  No other customer represents more than 10% of consolidated revenues.  At December 31, 2002, approximately 56% of accounts receivable (2001 - 47%) relates to balances from these two customers.

16.       DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada, which are different in some respects from those applicable in the United States, as described below.

(a)                                  Product Development Costs - Under U.S. GAAP, capitalized product development costs of $128 (2001 – $Nil; 2000 - $2,551), included in deferred contract costs in these financial statements, would be expensed.  In 2001, under U.S. GAAP, the recovery of previously capitalized product development costs of $423 would have been recorded as income, and the write-off of $2,569 of previously capitalized product development costs would not have been expensed.

(b)                                 Accounting for Pensions – The provisions of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions”, requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset and, in certain circumstances, a reduction of accumulated other comprehensive income. Therefore, in accordance with U.S. GAAP, the consolidated balance sheets at December 31, 2002 and 2001 include an intangible pension asset of $Nil and $43, an additional minimum pension liability of $1,468 and $1,337 and a reduction of accumulated other comprehensive income of $1,468 and $1,294, respectively.

NET PENSION COST UNDER U.S. GAAP

	2002	2001	2000
Current service cost	$930	$652	$1,125
Interest cost on projected benefit obligation and service cost	1,098	1,031	886
Expected return on assets	(466)	(458)	(363)
Net amortization and deferral	115	617	110
Curtailment (gains) losses	—	(777)	1,404
NET PENSION COST	$1,677	$1,065	$3,162

(c)                                  Stock-Based Compensation – Under Canadian GAAP, stock-based compensation is measured using the intrinsic value based method of accounting under which compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.  Stock based compensation, if any, is recorded in the period in which the options are granted.  For U.S. GAAP reporting, the Company uses the intrinsic value based method of APB Opinion No. 25.  The impact on compensation costs based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, for companies following APB Opinion No.25 are reported as pro forma net income and pro forma earnings per share.  Under FAS No. 123 the pro forma net income would be $198 (2001-$2,514; 2000-$15,754 loss) or $0.01 pro forma income per share (2001-$0.09 pro forma per share; 2000- $0.55 pro forma loss per share).  Compensation expense of $512 (2001-$574, 2000-$Nil) related to options not yet vested would be amortized over the years 2003 to 2006 for purposes of calculating pro forma net income and pro forma earnings per share.  Stock options are valued using the Black Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.6% (2001 – 4.0%, 2000 – 4.3%), expected life of five years (2001 – three years, 2000 – two years) and expected volatility of 30% (2001 and 2000 – 30%).

(d)                                 Comprehensive Income – U.S. GAAP requires disclosure of comprehensive income, which comprises income and other comprehensive income.  The only items of other comprehensive income for the Company are the changes to the currency translation adjustment and the minimum pension liability adjustment.  Under Canadian GAAP there is no standard for reporting comprehensive income.

(e)                                  U.S. GAAP Balance Sheet Items (where different from Canadian GAAP)

	2002	2001
ASSETS
Other long-term assets	$13,878	$29,609
Total assets	221,963	230,416

LIABILITIES
Other long-term liabilities	$23,039	$23,052
Total liabilities	179,693	186,432

SHAREHOLDERS’ EQUITY	$42,270	$43,984

(f)                                    The Following Summarizes the Adjustments to Net Income (loss) to conform to U.S. GAAP:

	2002	2001	2000

Net income (loss) for the year based on Canadian GAAP	$604	$(112)	$(12,200)
Deferred development costs (a)	(128)	2,992	(2,551)
Pension expense (b)	(114)	157	(760)
Net Income (loss) for the year based on U.S. GAAP	$362	$3,037	$(15,511)

Other comprehensive income
Foreign currency translation adjustments	$(1,919)	$1,696	$(56)
Minimum pension liability adjustments	(174)	(356)	107
Comprehensive income (loss)	$(1,731)	$4,377	$(15,460)

Basic Earnings (loss) per share – continuing Operations based on u.s. gaap	$0.56	$0.32	$(0.40)
Basic Earnings (Loss) Per Share Based on U.S. GAAP	$0.01	$0.11	$(0.54)

Diluted Earnings (loss) per share – continuing Operations based on U.S. GAAP	$0.54	$0.31	$(0.40)
Diluted earnings (loss) per share based on U.S. GAAP	$0.01	$0.10	$(0.54)
Weighted average number of shares outstanding (000’s)
Basic	28,843	28,833	28,833
Diluted	30,200	29,617	28,833

The effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2002	2001	2000

Shareholders’ equity based on Canadian GAAP	$42,718	$44,016	$42,432
Deferred development costs (a)	(128)	—	(2,992)
Accounting for pensions (b)	(320)	(32)	167
Shareholders’ equity based on U.S. GAAP	$42,270	$43,984	$39,607

(g)          Recently Adopted Accounting Standards for U.S. GAAP Presentation

In 2002, the Company adopted the FASB Statement No. 141, Business Combinations, and the FASB Statement No. 142, Goodwill and Other Intangible Assets.  Both statements are the same as the recently issued Canadian accounting standards except that under U.S. GAAP, goodwill impairment identified as at January 1, 2002, is charged to income as the cumulative effect of an accounting change.  The Company determined that there was no impairment to the value of goodwill at January 1, 2002, or at December 31, 2002.

In 2002, the Company adopted, for U.S. reporting purposes, FASB Statement No. 144, Accounting for Impairment or Disposal of Long-lived Assets.  This statement amends previous accounting and disclosure requirements for impairments and disposals of long-lived assets and discontinued operations.  There was no effect on the Company’s Consolidated Financial Statements.

(h)         Recently Issued Accounting Standards

The FASB has issued Statement No. 143, Accounting for Asset Retirement Obligations, which will be effective for the Company’s fiscal year beginning on January 1, 2003.  This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.  The Company does not believe these standards will have any current effect on the consolidated financial statements.

The FASB has recently issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which will be effective for the Company’s fiscal year beginning on January 1, 2003.  This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan.  The provisions of this new standard are generally to be applied prospectively.  The Company does not believe this standard will have any current effect on the its consolidated financial statements.

Under the recently issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the initial recognition and measurement provisions are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002.  The Company is studying the accounting requirements of this interpretation and is preparing for its implementation.

In January 2003 the FASB issued Interpretation No. 46, Consideration of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003.  The Company does not have any investments in variable interest entities and therefore this standard will not have any current effect on its consolidated financial statements.

Effective January 1, 2003, the Company will adopt, for U.S. reporting purposes, SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of SFAS 123.  SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  SFAS No. 148 also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.  The Company is studying SFAS No. 148, and has not yet determined its impact.

NORTHSTAR AEROSPACE, INC.

SCHEDULE 1 – ANALYSIS OF ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE
For the years ending December 31

(Expressed in thousands of Canadian dollars)

Fiscal Year	Balance, beginning of year	Additions (Deductions) during the year	Balance, end of year

2000	$381	$(56)	$325

2001	325	469	794

2002	794	597	1,391