Form 20-F
period 2003-12-31
NORTHSTAR AEROSPACE INC
filed 2004-04-30
CIK 1036652

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐                                 Registration Statement Pursuant To Section 12(b) or 12(g) of The Securities Exchange Act of 1934

OR

☒                                 Annual Report Pursuant To Section 13 or 15(d) of The Securities Exchange Act of 1934 for the year ended December 31, 2003 (Indenture covenant filer – see below)

OR

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

6006 West 73rd Street

Bedford Park, Illinois

USA, 60638

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

Title of Class	Outstanding as of December 31, 2003
Common Shares	29,021,318
Preference Shares	NIL

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

Item 17 ☒   Item 18 ☐

TABLE OF CONTENTS

GENERAL INFORMATION

In this Annual Report of Northstar Aerospace, Inc. on Form 20-F, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in thousands of Canadian dollars.

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

Canadian GAAP

	Year Ended December 31
	2003(1)	2002(1)	2001(1)(2)	2000(1)(2)	1999(1)
	($000’s except per share amounts)

Revenues – Continuing operations	$170,110	$179,578	$186,683	$146,736	$106,385
Income (Loss) from continuing operations	(4,237)	16,505	5,934	(8,096)	2,207
Net Income (Loss)	(13,761)	604	(112)	(12,200)	(2,726)
Income (Loss) per share from continuing operations – basic	(0.15)	0.57	0.21	(0.28)	0.07
Income (Loss) per share from continuing operations – diluted	(0.15)	0.55	0.20	(0.28)	0.07
Net income (Loss) per share-basic and diluted	(0.48)	0.02	0.00	(0.42)	(0.09)
Total Assets	156,673	222,091	230,373	212,763	207,344
Long-Term Debt (long-term portion)	82,102	100,243	101,554	96,821	93,621
Net Assets	37,442	42,718	44,016	42,432	58,555
Common Shares	152,851	152,642	152,625	152,625	152,625
Average number of Common Shares (000’s)	28,938	28,843	28,833	28,833	28,833

See notes on next page

	Year Ended December 31
	2003		2002		2001		2000		1999
	($000’s except per share amounts)

Dividends Paid Per Common Share	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil

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

U.S. GAAP

	2003	2002	2001	2000	1999
	($000’s except per share amounts)
Income (loss) from Continuing Operations	$(4,262)	$16,263	$9,083	$(11,407)	$1,677
Net Income (loss)	(13,786)	362	3,037	(15,511)	(3,256)
Income (loss) per share from continuing operations – basic	(0.15)	0.56	0.32	(0.40)	0.06
Income (loss) per share from continuing operations – diluted	(0.15)	0.54	0.31	(0.40)	0.15
Net income (Loss) per share – basic	(0.48)	0.01	0.11	(0.54)	(0.11)
Net income (loss) per share – diluted	(0.48)	0.01	0.10	(0.54)	(0.11)
Total Assets	158,673	222,190	230,516	209,791	206,903
Net Assets	38,737	42,497	43,984	39,607	57,069

Exchange Rates

The following table sets forth certain exchange rates based on the noon buying rate in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”).  Such rates are set forth as United States dollars per CND. $1.00 and are the inverse of rates quoted by the Federal Reserve Bank of New York for Canadian dollars per U.S. $1.00(1).

The high and low exchange rates for each month during the previous six (6) months are as follows:

	High	Low
October, 2003	0.7667	0.7418
November, 2003	0.7708	0.7484
December, 2003	0.7712	0.7460
January, 2004	0.7880	0.7496
February, 2004	0.7629	0.7439
March, 2004	0.7645	0.7418

The average rates for each of the five (5) most recent fiscal years are as follows:

	Year Ended December 31,
	2003	2002	2001	2000	1999

Average for period(2)	0.7136	0.6369	0.6457	0.6727	0.6731

Notes:

(1)                                  On April 15, 2004, the inverse of the Noon Buying Rate was Cdn. $1.00 = U.S. 0.7416.

(2)                                  The average of the exchange rates on the last day of each month during the applicable period.

Risk Factors

Please refer to the detailed discussion under the heading of Risks and Uncertainties contained in Item 5 on pages 18 to 20.

ITEM 4.                                                     INFORMATION ON THE COMPANY

History and Development of the Company

The Company is a supplier of components and assemblies for the commercial and military aerospace markets and has operations in the United States and Canada.  The Company was incorporated under the laws of the Province of Ontario on March 29, 1984.  The Company’s principle executive offices are located at 6006 West 73rd Street, Bedford Park, Illinois, 60638 USA, telephone number (708) 728-2000.

Significant Events

Closure of Cambridge Machining Facility

On December 15, 2003 the Company announced it will close its machining facility in Cambridge, Ontario by March 31, 2004 primarily as a result of significant lower activity levels on a key military contract.  The special processing operations that are conducted at this facility will not be closed.  As a result of the closure, the Company recorded a $5.7 million charge to operations in the fourth quarter of 2003.  Further details are disclosed in note 12 to the consolidated financial statements.

Senior Management

On January 6, 2003, Mark Emery joined the Company as President and CEO effective April 1, 2003 replacing Donald K. Jackson.  Mr. Jackson became Executive Chairman of the Board on April 1, 2003.  On December 1, 2003 Alan Gatlin joined the Company as Chief Financial Officer replacing Randal Levine.

Discontinued Pump Operations

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner.  Under the agreement the Company’s common shares in the pump companies were exchanged for non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008 for $18 million.  Further details of the transaction are outlined in note 14 to the consolidated financial statements.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, the currency translation adjustment included in the shareholders’ equity related to discontinued operations.

At December 31, 2002, the Company made a provision of $10,425 to reduce the carrying amounts of the pump investment to nil. In addition, the Company has made full provision against the carrying amount given the significant uncertainty about the future of the pump companies.

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

Markets and Products.  The principal markets served by the Company are the defence and commercial aerospace markets.  As described below, the Company manufactures a wide range of products for these markets.  The percentages of the Company’s revenues generated from the defence and commercial aerospace markets in 2003 were 67% and 33%, respectively as compared to 62% and 38% respectively for fiscal 2002.

Defence Market. The Company serves the growing market for the supply of spare parts, retrofits and the upgrade of existing aircraft and MRO services for certain of the parts it supplies.  The Company’s main products include helicopter gears and transmissions helicopter rotor heads, accessory gearboxes for fixed wing aircraft and MRO services for certain military helicopter transmissions.  The Company’s principal customers in the military market are Boeing, AgustaWestland and the U.S. Government.  Customers individually representing more than 10% of defence revenues in 2003 were Boeing and the U.S. Government, accounting for approximately 45% and 23% respectively.  In 2002 and 2001 Boeing accounted for approximately 54% and 59% respectively.  The Company’s products are primarily used in the CH 46 helicopter, the CH 47 helicopter, the Apache AH 64 helicopter, the Lynx helicopter and the F 22 Raptor.

Commercial Aerospace Market.. The Company manufactures non-flight critical parts for limited applications in the commercial aerospace sector.  These products include components for auxiliary power units and accessory gearboxes for fixed wing engine applications.  The Company also carries out machining and fabrication services for a variety of aerospace applications and commercial MRO services.  The MRO activities include servicing of Pratt and Whitney PT6A and PT6T engines used in helicopter and small turbo prop aircraft applications, and gyroscope based inertial navigation systems.  The Company’s principal customers in the commercial aerospace market are General Electric and Honeywell.  General Electric accounted for approximately 52% of the commercial aerospace revenues recorded in 2003 (2002 – 48% and 2001 – 50%).  The Company’s products are used in the GE CF34-3B engine (auxiliary gearboxes) and large commercial aircraft (auxiliary power units).

Competition.  The aerospace component industry is highly competitive, consisting of a limited number of well-capitalized companies that offer a broad range of products and services and a large number of smaller, specialized companies.  Specifically, in the helicopter gear and transmission market, the Company faces competition from a limited number of other independent gear manufacturers and the specialty gear divisions of helicopter OEMs such as Bell Helicopter and Sikorsky.  The Company believes that the principal competitive factors in the segments of the aerospace industry that the Company serves are manufacturing process excellence, obtaining and maintaining qualification as an approved OEM supplier for each part and manufacturing process, qualification for testing of completed components, meeting customer delivery schedules and price

Marketing.  The Company markets its products and services primarily in the United States, Canada and Europe using a combination of direct sales force personnel and local agents.  Direct sales personnel and agents are assisted by product managers and engineers who provide project management, process management and technical expertise for the development, manufacture and MRO services necessary to meet each customer’s requirements.

Breakdown of Revenues – Continuing Operations:

		Revenues for Years ended December 31
Market	Location of Customer	(in millions)
		2003	2002	2001
Defence	United States	$94.5	$85.9	$86.1
	Europe	17.4	21.3	17.2
	Other	2.2	4.1	—
		$114.1	$111.3	$103.3

Commercial	United States	$51.8	$62.4	$73.5
	Canada	1.0	3.5	4.7
	Europe	2.5	0.5	0.6
	Other	0.7	1.9	4.6
		$56.0	$68.3	$83.4
Total Revenues		$170.1	$179.6	$186.7

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

Facilities- Continuing Operations

Operating Unit	Location	Square Footage		Approximate Productive Capacity Utilized(3) (%)

Northstar Aerospace (Canada) Inc.	Cambridge, Ontario (3 buildings)	124,910	(1)	30
	Milton, Ontario	69,000	(2)	50
	Emeryville, Ontario	32,000	(1)	50

Northstar Aerospace Turbine Engine Service Group Inc.	Stroud, Oklahoma	20,000	(1)	60

Navhouse Global Avionics Inc.	Bolton, Ontario	13,000	(2)	30

D-Velco Manufacturing of Arizona, Inc.	Phoenix, Arizona (3 buildings)	80,000	(1)	65
		75,000	(2)	60

Northstar Aerospace (Chicago), Inc.	Bedford Park, Illinois	201,424	(2)	50

Corporate

Executive Offices	Bedford Park, Illinois Toronto, Ontario	N/A	(4)	N/A

Notes:

(1)                                  These premises are owned by the operating unit.

(2)                                  These premises are leased by the operating unit.

(3)                                  Productive Capacity is calculated based on estimated full utilization of existing property, plant and equipment, full utilization of the square footage of the facilities and the use of three shifts with overtime for production personnel.  It is assumed that there is adequate labour available to achieve productive capacity.  Productive Capacity and current utilization are management estimates and are highly subjective.  Current utilization is as of December 31, 2003.

(4)                                  The primary executive office is located within the Chicago facility.

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

Accounting Policy Changes

The Company adopted the following new accounting policies effective January 1, 2002 and 2003 in accordance with the new standards issued by the Canadian Institute of Chartered Accountants

Employee Severance

Effective January 1, 2003, the Company prospectively adopted Emerging Issues Committee 134, Accounting for Severance and Termination Benefits, in respect of the charge for employee severance and benefit costs for the closure of the Cambridge facility (see note 12).

Impairment of Long-Lived Assets

Effective January 1, 2003, the Company prospectively adopted CICA 3063, Impairment of Long-lived Assets, which requires the recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value (see note 12).

Disposal of Long-Lived Assets and Discontinued Operations

During fiscal 2003, the Company adopted CICA 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets as well as standards for the presentation and disclosure of discontinued operations.  This standard was adopted prospectively and had no significant impact on the financial statements of the Company.

Goodwill and Intangible Assets

The Company adopted the new CICA Handbook Section 3062, Goodwill and Intangible Assets on January 1, 2002.  The new standard eliminated the amortization of goodwill. On adoption the Company assessed the carrying value of goodwill and concluded that there was no impairment in value. Retroactive application was not permitted for this new standard on goodwill and other intangible assets.

On a pro-forma basis, the impact of adopting the new standard on prior year earnings is:

	2003	2002	2001

Net income (loss) for the year	$(13,761)	$604	$(112)
Add back: goodwill amortization	—	—	1,126
Adjusted net income (loss) for the year	$(13,761)	$604	$1,014

Per Share Amounts:
Net income (loss) for the year	$(0.48)	$0.02	$—
Add back: goodwill amortization	—	—	0.04
Adjusted income (loss) per common share	$(0.48)	$0.02	$0.04

Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  This new standard required either the recognition of compensation expense at fair value for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings.  The Company elected to disclose pro forma net earnings and earnings per share data. Therefore, adoption of this new standard did not affect the Company’s results of operations and financial position.

Foreign Currency Translation

Effective January 1, 2002, the Company adopted, with retroactive application, the new CICA accounting standard in respect of foreign currency translation that eliminated the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life.  The effect was to decrease the unamortized deferred foreign exchange asset and to increase the opening deficit by $2,357 in 2002 and $1,696 in 2001. The effect of this change in accounting policy was to reduce net income by $661 and reduce net income per share by $0.02 for the year ended December 31, 2001.

Forward-Looking Statements

This report includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934.  All statements, other than statements of historical facts included in this report, including, without limitation, those regarding the Company’s financial position, business strategy, projected costs and plans, objectives of management for future operations, and certain items discussed in “Risks and Uncertainties” below may be or include forward-looking statements.  There is uncertainty over the impact of potential terrorist attacks, deployment of U.S. troops in hostile situations and the uncertain North American economy on the Company’s revenues and earnings in 2004 and beyond.  As a result of these factors and others, the extent and duration of the soft commercial aerospace market and the impact of lower world wide commercial passenger air travel cannot be accurately estimated.  Also, the impact of the level of future U.S. military expenditures and its commitment to various aircraft development programs on the Company’s revenues cannot be estimated with a high degree of accuracy.  Forward-looking information contained herein is based upon a number of assumptions regarding the U.S. and global economic environment and local and foreign government policies and actions.  Actual future results of the Company may differ materially depending on a variety of factors, including production rates, timing of product deliveries, U.S. and foreign government activities, volatility of the market for the Company’s products and services, factors that result in significant and prolonged disruption to commercial air travel worldwide, worldwide political stability, U.S. military activity, domestic and international economic conditions, and other political and economic risks and uncertainties.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations (“Cautionary Statements”), including those set forth under the caption “Risks and Uncertainties” below, are disclosed herein.  All written and oral forward-looking statements attributable to the Company or persons acting on behalf of the Company are expressly qualified in their entirety by the Cautionary Statements.

The Company disclaims any intentions or obligation to update or revise any forward-looking statements or comments as a result of any new information, future event or otherwise.

Overview

Revenues from continuing operations for 2003 decreased 5.3% to $170.1 million, compared with $179.6 million in 2002, as a result of foreign exchange impacts offset partially by increases in the Company’s defence sector sales.  Loss from continuing operations was $4.2 million or $0.15 per share in 2003, compared with income of $16.5 million, or $0.57 per share in 2002.  Loss for 2003 was $13.8 million or $0.48 per share, compared to income of $0.6 million or $0.02 per share in 2002.  Total assets related to continuing operations at December 31, 2003 were $156.7 million, a decrease of $31.7 million from the prior year, primarily as a result of a stronger Canadian dollar and lower inventory levels.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  The Company evaluates its estimates on an on-going basis, including those related to revenues and expenses where percentage of completion accounting is applied, bad debts, inventories, investments, intangible assets, income taxes, litigation and other contingencies.  These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The accounting policies that have had, or will have, a significant impact on the Company’s reported earnings are discussed below:

•                  The Company uses the percentage of completion method (“POC”) for recording revenues and earnings on long-term contracts.  The percentage completion is determined by calculating the percentage of direct labour hours incurred to date, compared to the estimated total direct labour hours of the entire contract.  This percentage is then applied to the total contract revenue and estimated total costs to determine the revenue and earnings recorded in a given period.  During the initial phases of a contract, actual unit costs may be significantly higher than the average unit cost estimated over the life of the contract. POC revenues recognized, but not yet billed to the customer, are booked as unbilled accounts receivable, which forms part of work in progress inventory.  Customers are billed according to contract terms, which may include progress payments.

Management reviews estimates of total direct labour hours and total estimated costs on a regular basis.  The impact of revisions to total estimated direct labour hours and/or total estimated costs made by management are recorded in the period in which they are determined.  There is a higher degree of uncertainty regarding such estimates during the early stages of a contract.  Except for the contract for 150 new transmission sets on the Apache AH 64 helicopter and AMAD gearboxes on the F 22 Raptor jet aircraft, the Company has significant history on its long-term contracts.  Nevertheless, actual costs and direct labour hours could differ materially from estimates made by management for POC accounting purposes due to changes in manufacturing processes, labour productivity and order change impacts.

•                  The Company follows the asset and liability method of accounting for income taxes.  Future income tax assets are recognized only to the extent that management determines it is more likely than not that the future income tax assets will be realized.  At December 31, 2003 the Company had approximately $19.4 million in losses carried forward in Canada and $21.5 million in the U.S. available to reduce taxable income in future years.  The Company recorded a valuation allowance of $11.1 million at

December 31, 2003 against the future tax asset associated with these losses carried forward.  Future changes in the valuation allowance are based on changes in management’s assessment of the likelihood of realizing the future tax asset and will directly impact income tax expense and therefore net income of the Company.  In addition, the Company’s loss carry forwards are subject to audit by taxation authorities which could have a significant impact on the available loss carry forward and the valuation allowance.

Other significant judgments and estimates used in the preparation of the Company’s financial statements are noted below:

•                  The Company adopted the new CICA Handbook Section 3062 “Goodwill and Intangible Assets” on January 1, 2002.  The new standard, as described more fully in note 2 to the Consolidated Financial Statements, requires an assessment of the carrying value of goodwill, which is based on managements estimate of the fair value of the related business.  The Company tests goodwill for impairment annually, or more frequently if events of circumstances warrant.  As of December 31, 2003 the Company has concluded that $1.9 million of the goodwill was impaired and accordingly wrote off this goodwill.

•                  The Company has established an allowance for doubtful accounts resulting from the potential risk of its customers to make required payments.  Management continually monitors payment patterns of customers, investigates past-due accounts to assess likelihood of collections and monitors industry and economic trends to estimate required allowances.  If the financial condition of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•                  The Company provides for obsolete or unmarketable inventory based upon assumptions about future demand and market conditions.  If actual market conditions are less favourable than those projected, additional inventory valuation provisions may be required.

•                  The Company currently carries on environmental remediation activities related to a business discontinued more than eleven years ago and unrelated to continuing operations.  The Company has estimated the future remediation costs based on an assessment by independent environmental engineers and has recorded the present value of such costs as a liability on its Balance Sheet.  Should environmental laws change, if estimates of future remediation costs change as a result of current remediation activities, or if actual costs are higher than estimated costs, there may be additional charges to income.  Progress to date is on track or ahead of the remediation plan used to determine the estimated costs.

•                  Approximately 20% of the Company’s total employees are covered by defined benefit pension plans.  The pension expense and liability are based upon assumptions regarding future compensation increases, return on plan assets and discount rates.  If these assumptions differ from actual performance in the future or if management changes these assumptions, then the future pension expense and liability will be impacted.

Results of Operations

Segment Revenue and Gross Margin Analysis

		Years ended December 31
Revenues	Location of Customer	(in millions)
		2003	2002	2001

Defence	United States	$94.5	$85.9	$86.1
	Europe	17.4	21.3	17.2
	Other	2.2	4.1	—
		$114.1	$111.3	$103.3

Commercial	Canada	$1.0	$3.5	$4.7
	United States	51.8	62.4	73.4
	Europe	2.5	0.5	0.6
	Asia & other	0.7	1.9	4.6
		$56.0	$68.3	$83.3
Total Revenues		$170.1	$179.6	$186.6

Gross Margin (% of Sales)
Defence	33.6%	33.4%	30.0%
Commercial	12.3%	26.2%	27.2%
Total Gross Margin%	26.6%	30.7%	28.8%

Comparability Summary Table

	Years ended December 31
	(in millions)
	2003	2002	2001
Income (loss) from continuing operations – before taxes, as reported	$(3.7)	$17.7	$9.8
Adjustments:
Unusual items	8.4	—	—
Legal settlement	0.6	—	—
Benefits insurance recovery	—	(0.7)	—
Goodwill amortization, write off	1.9	—	1.1
Foreign exchange loss	0.2	—	1.1
Write-off of deferred development costs	—	—	2.6
Strike settlement costs	—	—	1.6
Adjusted Income from continuing operations, before taxes – comparable basis	$7.4	$17.0	$16.2
% of Revenue	4.4%	9.4%	8.7%
Add:
Depreciation and amortization	8.0	8.0	7.5
Interest expense	9.3	10.4	10.9
EBITDA, continuing operations – comparable basis	$24.7	$35.4	$34.6
% of Revenue	14.5%	19.7%	18.5%

Selected Annual Information

	Year ended December 31
	(in millions, except per share amounts)
	2003	2002	2001

Income (loss) from continuing operations	$(4.2)	$16.5	$5.9

Income (loss) per share from continuing operations
Basic	$(0.15)	$0.57	$0.21
Diluted	$(0.15)	$0.55	$0.20

Net income (loss) for the year	$(13.8)	$0.6	$(0.1)

Net income (loss) per share
Basic	$(0.48)	$0.02	$—
Diluted	$(0.48)	$0.02	$—

Total Assets	$156.7	$222.1	$230.4

Total long-term debt	$82.7	$101.1	$102.5

Dividends declared per Common Share	$0.00	$0.00	$0.00

Non-GAAP Measures

The Company defines adjusted income, comparable basis as income from operations before income taxes, write-off of deferred development costs, unusual items, write-off of goodwill and non-recurring items.

The Company defines EBITDA as earnings from operations before interest, income taxes, depreciation and amortization, write-off of deferred development costs, unusual items, write-off of goodwill and other non-recurring items.

The Company has included information concerning EBITDA because it believes this measure is used by certain investors as a measure of continuing financial performance.  EBITDA is not a measure of financial performance under Canadian or United States generally accepted accounting principles (“GAAP”).  As well, this measure has no standardized meaning prescribed under GAAP and is unlikely to be comparable to similarly titled measures used by other companies.  This measure should not be construed as an alternative to cash flow from operations or earnings from operations as determined in accordance with GAAP as measures of liquidity or earnings.

Year Ended December 31, 2003 as compared to Year Ended December 31, 2002

Consolidated revenues from continuing operations decreased 5.3% to $170.1 million from $179.6 million.  The decrease in revenues is mainly a result of the impact of the strengthening Canadian dollar partially offset by increases in the Company’s defence sector revenues.  Revenues for the full year of 2003 would have been approximately $18 million higher than the previous year if exchange rates for 2003 were the same as they were in 2002.  Compared to the prior year, defence related activity for the year ended December 31, 2003 increased $2.8 million despite unfavorable exchange rates primarily as a result of increased activity on the Apache build contract.  Commercial aerospace revenues were $12.3 million lower in 2003 compared to 2002 due to decreases in commercial machining and fabrication services and the impact of a stronger Canadian dollar.

Cost of sales from continuing operations, excluding depreciation, as a percentage of sales were 73.4% in 2003, compared to 69.3% in 2002. Both military and commercial margins were significantly impacted by the stronger Canadian dollar and the other factors noted above.  Defence gross margins as a percentage of sales in 2003 were similar to 2002 despite $1.0 million (0.6% of sales) of development costs associated with face gear technology were included in cost of sales in 2003.  Commercial gross margins as a percentage of sales decreased by 13.9% in 2003 as a result of decreased machining and fabrication services, the impact of a stronger Canadian dollar and pricing pressures. Using the same Canadian/US exchange rate as the prior year, gross margins for the twelve months of 2003 would have increased by approximately $9 million compared to the reported results.

Selling, general and administration (“SG&A”) expenses from continuing operations were $21.1 million, or 12.4% of sales, compared to $19 million or 10.6% in 2002.  In 2002 there was a one-time insurance recovery of $0.7 million.  In 2003 the Company recorded severance costs of $1 million and legal settlements of $0.6 million.  Depreciation and amortization was $8 million, equal to 2002.

Using the CICA accounting standard concerning goodwill and intangible assets (see note 2 – Changes in Accounting Policies) the Company completed the annual test to determine whether, for the year ended December 31, 2003, there was impairment in the carrying value of goodwill.  As a result of this review, an impairment loss of $1,869 was recognized as a charge to operations in 2003.  This adjustment reflected the effect of the decline in commercial aerospace markets experienced by the Company.  The annual test was also completed in 2002 and no impairment was identified.

In the fourth quarter of 2003, the Company recorded a $5.7 million charge to operations for the closure of its machining facility in Cambridge, Ontario, consisting of: a) a $4.9 million charge for employee severance and benefit costs and (b) $0.8 million for disposal of surplus machinery. The facility was closed subsequent to year end primarily as a result of significant lower activity levels on a key military contract.

Also in December 2003, the Company evaluated certain machinery and equipment and leasehold improvements at an operating facility and determined that the projected volume of business did not support the carrying amount of these assets.  As a result, the Company wrote down $1.4 million of these assets to their estimated value based on a multiple of expected future cash flows.  The Company also evaluated the fair value of certain long-term investments and recorded a provision of $0.9 million. The Company also wrote off $0.4 million of deferred financing costs related to short-term credit facilities that it plans to replace in 2004.

Income from continuing operations, before taxes and after the adjustments contained in the Comparability Summary Table at the beginning of this section decreased to $7.4 million from $17.0 million in 2002 primarily a result of the impact of the higher Canadian dollar on revenues and gross margins.

Net interest expense from continuing operations was $9.3 million in 2003 compared to $10.4 million in 2002.  The decrease is attributable to foreign exchange effects on the senior unsecured notes and lower bank borrowings as compared to 2002.

Income taxes from continuing operations were $0.5 million in 2003, a decrease of $0.7 million from 2002.  Income taxes for 2003 were impacted by an adjustment to the valuation allowance to record the benefit of a portion of the U.S. income tax losses carried forward against future income offset by an increase in the allowance for the Canadian future tax assets. This reduction to the valuation allowance was recorded due to the ongoing profitability of the continuing operations and the anticipated benefit of tax losses carried forward on future operations.  In addition, the valuation allowance was reduced during 2002 and 2003 for the recognition of the benefit of income U.S. tax losses carried forward utilized during these years.  The Canadian losses in the current year are attributable to the unusual items as well as the significant impact of foreign exchange and have been fully provided for in the Canadian valuation allowance.  As a result of a reassessment by Canadian tax authorities received during 2003, the available loss carry forwards were reduced by approximately $10 million.  An analysis of the items impacting the tax provision is contained in note 10 to the consolidated financial statements.

Loss from continuing operations after taxes was $4.2 million or $0.15 per share in 2003, compared to income of $16.5 million or $0.57 per share in 2002.

The loss from discontinued operations of $9.5 million in 2003 comprises the write off of the currency translation account related to discontinued operations (see page 24 – Discontinued Operations).

Net loss for 2003 was $13.8 million or $0.48 per share compared to income of $0.6 million or $0.02 per share in 2002.

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

Selling, general and administration (“SG&A”) expenses from continuing operations totaled $19 million, or 10.6% of sales, in 2002, compared to $19.1 million or 10.2% in 2001.  Included in SG&A expenses for 2002 was an insurance recovery of $0.7 million related to the Company’s benefits insurance, which is not expected to re-occur.  Depreciation and amortization from continuing operations at $8.0 million in 2002, decreased from $8.6 in 2001.  Excluding goodwill amortization, depreciation and amortization increased $0.5 million year over year.  Goodwill is no longer amortized, as a result of a change in accounting policy described in note 2 to the consolidated financial statements.

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

Selling, general and administration expenses from continuing operations totaled $19.1 million, or 10.2% of sales, in 2001, compared to $17.8 million or 12.1% in 2000.  During 2001, corporate costs were reduced by more than 23% as a result of reduced staff levels and a concerted effort to lower expenses.  Depreciation and amortization from continuing operations at $8.6 million in 2001, increased from $6.8 million in 2000 as a result of Northstar Chicago (full year in 2001 compared to nine months in 2000) and the acquisition of Windsor Gear and Drive Inc. (“Windsor Gear”) in 2001.  During 2001, the Company wrote-off deferred development costs of $2.6 million (split-torque face gear development).

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

Balance Sheet

Total assets related to continuing operations, decreased by $31.7 million to $156.7 million as at December 31, 2003, compared with total assets from continuing operations of $188.4 million as at December 31, 2002.  The higher Canadian/US exchange rate reduced total assets by approximately $20 million in 2003.

As well, reductions in inventories as a result of the approval by the U.S. government to progress bill on the Apache build contract decreased working capital.

At December 31, 2003, shareholders’ equity was $37.4 million, a decrease of $5.3 million from a year earlier.  This can be attributed to the loss from continuing operations, changes in the currency translation adjustment account during 2003 related to continuing operations and increases in capital stock due to exercising of options.

Liquidity and Capital Resources

A significant portion of the Company’s assets and liabilities are denominated in US dollars.  The amounts included in the Consolidated Statement of Cash Flows for changes in these US dollar assets and liabilities are calculated in US currency and then translated to Canadian dollars, at the average exchange rate for the period.  For this reason, the resultant changes measured in Canadian dollars will not equal the difference between balance sheet amounts.  In the balance sheet, US dollar balances are translated to Canadian dollars at year end exchange rates.

At December 31, 2003, the Company had long-term debt of $82.7 million, compared to $101.0 million at December 31, 2002.  The decrease in long-term debt in 2003 primarily relates to the impact of exchange rates on the senior unsecured notes which are denominated in U.S. dollars. At December 31, 2003 the Company had cash of $4.2 million compared to $2.5 million at December 31, 2002.

Cash provided by operating activities related to continuing operations was $12.1 million in 2003, compared to $23.2 million in 2002, a decrease of $11.1 million primarily due to lower net income.  During 2003, the Company obtained approval from the U.S. government to submit progress billings on the Apache build contract.  Collections of these progress billings had a significant positive impact on cash generated during 2003.  Also, the Company has focused significant attention on the reduction of inventories through the implementation of lean manufacturing techniques, which has improved cash flows in the latter part of the year.

Cash used in investing activities related to continuing operations was $9.1 million in 2003, which included capital expenditures of $6.1 million and increased investment in Vector Aerospace Corporation of $2.6 million.  Cash used in investing activities related to continuing operations in 2002 was $9.2 million, which included capital expenditures of $7.3 million and an initial investment in Vector Aerospace Corporation of $2 million.

Cash used in financing activities related to continuing operations for 2003 was $1.0 million, compared to $9.9 million in 2002.  The year-over-year change is primarily related to decreases in bank indebtedness.

The Company had cash on hand at December 31, 2003 of $4.2 million.  In addition the Company has unused borrowing facility of $13 million at year-end. The Company’s market value of its investment in Vector Aerospace (“Vector”) was $6.6 million at December 31, 2003. On March 25, 2004, the Company increased its holdings in Vector by $1.1 million and now owns 9.8% of Vector’s common shares.  Vector’s business is in the Maintenance Repair and Overhaul (“MRO”) while Northstar’s primary business is in the manufacture of precision gears transmissions and auxiliary gearboxes.

As at December 31, 2003, the Company had commitments totaling $0.3 million to acquire capital assets.  Capital asset purchases for the year ended December 31, 2003 were $6.4 million.  The Company’s anticipated capital expenditures for the 2004 fiscal year are estimated to range between $6 million to $8 million and will be substantially funded through cash generated from operations.  The capital expenditures will be similar in nature to the 2003 fiscal year.

The Company has also signed a letter of intent for a replacement banking facility that would provide additional borrowing capacity to fund future expansion or acquisitions if required.  Final negotiations have yet to be completed, however it is expected to be finalized by Q2, 2004.  Terms of the new facility are expected to be similar to the current agreement.

Estimated aggregate long-term debt repayments, minimum annual rental payments under various operating leases and estimated expenditures related to other long-term liabilities for the next five years are as follows:

	(in thousands of dollars Canadian) Payments due in each year
	2004	2005	2006	2007	2008	Thereafter/ no specific terms	Total
Principal repayments on long-term debt	$634	$630	$472	$79,945	$—	$1,055	$82,736

Minimum annual payments for operating leases and commitments	1,909	1,836	1,638	1,256	1,218	1,428	9,285

Estimated payments on other long-term liabilities	365	365	365	346	433	1,989	3,863

Total	$2,908	$2,831	$2,475	$81,547	$1,651	$4,472	$95,884

Long-term debt repayments include senior unsecured notes issued by Northstar Aerospace (Canada) Inc., a wholly owned subsidiary of the Company.  The notes bear interest at 10% per annum and are due on January 15, 2007.  Interest only is payable semi-annually on January 15 and July 15.  The notes are U.S. denominated and have a maturity value of U.S. $61,680.

The remaining long-term debt repayments are related to loans from the Government of Canada that are unsecured and non-interest bearing.  Repayments of $1,055 are related to products under development for which there have been no shipments to date and accordingly the repayment date cannot be determined.

The Company believes it will be able to generate sufficient cash flows from continuing operations to fund the above noted requirements, excluding the maturity of the 10% notes.  The Company anticipates utilizing cash generated from operations to repay a portion of the 10% notes in 2007 and expects to refinance the balance at that time.

At December 31, 2003 the Company had approximately $13 million of additional borrowing capacity available under its existing credit facilities.  The Company believes it has adequate credit facilities available to meet its cash requirements for 2004.

Outlook

The Company expects 2004 to be a challenging year.  The strengthening Canadian dollar has adversely affected results during 2003 and is expected to have a negative impact in 2004.

During 2003 more than 67% of the Company’s revenues were derived from defence customers.  This has increased by approximately 5% from the prior year comparative primarily as a result of the decline in commercial aerospace activity.  The trend towards increased defence revenues in proportion to total revenues is expected to continue and results from ongoing weakness in commercial revenues.  The increase in defence activity also relates to the higher activity in the Apache build contract, which began in the second half of 2002.  This contract is expected to continue to generate revenues until the end of 2004.  Although the Company has performed work on the Apache transmission components before, this is the first contract to deliver complete assembled new transmissions.

There continues to be uncertainty regarding the duration and extent of the continued softening in the commercial aerospace market.  The Company does not anticipate higher commercial revenues and margins in 2004.

The Canadian dollar has appreciated against its US counterpart during 2003 from a Canadian/US exchange rate of $1.57 (December 31, 2002) to $1.29 (December 31, 2003).  The vast majority of the Company’s revenues are denominated in US dollars.  The stronger Canadian currency will continue to negatively impact revenues, margins and cash flows.  Management is assessing various options to improve profitability in the face of a strengthening Canadian dollar.

The Company anticipates lower revenues and margins in 2004 as compared to 2003, primarily as a result of foreign exchange rates and military product mix.  The average US/Canadian exchange rate for 2004 is anticipated to be lower than the average rate of $1.40 in 2003 and $1.58 in 2002.  The changes in exchange rates are anticipated to have a negative impact on revenues and earnings in 2004 as compared to prior years.  In addition, a significant military contract, which had reported strong gross margins is anticipated to have much lower volumes in 2004 as compared to the last two years.  These reductions are due to lower customer demands and customer inventory adjustments.

Northstar’s operations are well positioned for long-term growth.  The Company believes that its mix of commercial and defence work will continue to enhance its future success.  The Company is well positioned to take advantage of increased defence volumes on its proven programs.

Backlog for continuing operations, at December 31, 2003 was approximately $166 million compared to $238 million at December 31, 2002.  Of the $72 million decrease, $20 million is a result of the higher Canadian/US exchange rate.  The balance of the reduction relates to reductions in customer lead times and ordering patterns as well as work completed on programs during 2003.  Further purchase orders are anticipated in 2004.  Backlog only includes the value of purchase orders in hand with respect to long-term customer supply agreements and fully funded orders.

Risk and Uncertainties

Cyclical Industry

The aerospace industry is cyclical in nature and subject to changes in economic conditions and government budgets.  The Company derives its revenues from both the commercial and defence areas of the business.  Defence revenues are impacted by government spending, allocation of government resources among various defence strategies, security issues within a country and political factors.  Commercial revenues are impacted by general economic conditions, perceived public opinion about the safety of flying, trends in the type of aircraft being built and the age and amount of time aircraft are flying.

Raw Materials and Labour

The Company purchases substantially all of its raw materials (principally metals and component parts incorporated into its products) from third party suppliers and manufacturers.  These suppliers are diverse and the Company is not materially dependent on any one source of supply.  While the Company attempts to maintain alternative sources for the Company’s raw materials, the Company’s business is subject to the risk of price fluctuations and periodic delays in delivery of raw materials.  The Company’s key suppliers must also meet the quality standards of the Company’s customers and maintain their approvals as qualified sources with the Company’s customers.  The qualification process to replace or add new suppliers can be lengthy and costly.  The Company also depends on its ability to attract and retain a highly skilled workforce.  The Company believes there are numerous available sources for required materials and, although the competition for highly skilled personnel is intense, the Company has been successful in recruiting, training and retaining key personnel.

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

Impact of Terrorist Activity and War in Iraq

There continues to be uncertainty over the future impact in the commercial aerospace sector from the threat of terrorist activity and the war in Iraq.  Such issues typically have a negative impact on commercial air traffic.  At this time, the Company anticipates decreased revenues and profits from its’ commercial aerospace activities for 2004.  More than 67% of the Company’s revenues are derived from defence customers.  Defence revenues are expected to remain strong.

A Large Percentage of the Company’s Revenues come From a Small Number of Large Customers

The markets for the Company’s products are highly concentrated.  Revenues are derived from a limited number of customers.  Revenues to the three largest customers accounted for 62% of revenues for the year ended December 31, 2003.  Although the Company has been targeting to reduce its dependency on its three largest customers over the last three years, the Company expects that a small number of customers will continue to account for a large amount of the Company’s revenue.  The decision by any of the Company’s key customers to not renew a long-term contract or cease to use Northstar as a supplier could harm the Company’s business.

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

Environmental Matters

The Company is currently completing environmental remediation activities related to a property utilized in a business discontinued over eleven years ago.  Full provision has been made in the financial statements for estimated remediation costs based on detailed studies undertaken by independent environmental engineers.  No assurance can be given that unforeseen changes will not occur, such as new laws or enforcement policies that could result in increased costs above the estimates contained in the financial statements.

Recent US Military Activity

US military activity since September 11th, 2001 is expected to have a positive impact on the defence related revenue and earnings of the Company over the long-term.  However, the timing and extent of the impact are highly uncertain.  Independent information regarding military inventories and current and future spare part requirements is not generally available.  The Company believes it is in a strong position to meet the future demand of its military customers, but the impact on future revenues is difficult to estimate.

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

Discontinued Operations

On March 31, 2003 the Company completed a significant capital restructuring of the pump companies with its joint venture partner. Under the agreement the Company’s common shares in the pump companies were exchanged for non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008 for $18 million.  Further details of the transaction are outlined in note 14 to the Consolidated Financial Statements.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, the currency translation adjustment included in the shareholders’ equity related to discontinued operations.

At December 31, 2002, the Company made a provision of $10,425 to reduce the carrying amounts of the pump investment to nil.  In addition, the Company has made a full provision against the carrying amount of the preferred shares based on the significant uncertainty about the future of the pump companies.

Off Balance Sheet Arrangements

The Company has operating leases and commitments for machinery, equipment and buildings used for manufacturing operations amounting to $9.3 million as of December 31, 2003.  These amounts are mainly repayable over the next six years.

The Company also has estimated defined benefit pension and post retirement benefit funding obligations of $1.2 million in 2004.  It is not reasonable to estimate these amounts beyond 2004.

Approximately 20% of the Company’s employees are covered by defined benefit pension plans.  As at December 31, 2003, the Company as an obligation of $10.5 million for its defined benefit pension plans and $2,586 for its other benefit plans and accrued liabilities of $8.6 million and $2.2 million respectively.

The Company may be responsible for surety bond obligations totaling $0.5 million for the benefit of a company controlled by a former director of the Company.  No liability is recorded on the financial statements for the unfunded liability.

The Company’s bank has issued letters of credit of $6.2 million primarily pertaining to the unfunded liability under certain supplemental executive retirement plans (“SERP”) that relates mainly to the founder of the Company who was the former chief executive officer.  The letters of credit are renewable each year.  In the event the letters of credit are not renewed, the Company could have to provide alternate collateral.

Revenues from continuing operations totaled $39.9 million in the fourth quarter of 2003 compared to $46.9 million in the prior year period, representing a decrease of 14.9%.  Commercial revenues were 17.7% lower in the fourth quarter compared to the prior year due to the impact of foreign exchange and an overall weakness in the Commercial Aerospace market.  Defence revenues in the fourth quarter were down 13.2% compared to the prior year due to unfavorable exchange rates offset somewhat by increased activity on the Apache build contract.  Excluding the impact of changes in foreign exchange rates, revenues for the fourth quarter would have been similar to the prior year period.

Financial Instruments

Financial instruments are financial assets or liabilities of the Company where, in general, the Company has the right to receive cash or another financial asset from another party or the Company has the obligation to pay another party cash or other financial assets.

The Company’s financial instruments that are exposed to credit risk include cash and cash equivalents, and accounts receivable.  The Company places its cash with institutions of high credit worthiness.  The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term notes receivable are considered representative of their respective fair value.  The fair value of the investment in Vector Aerospace Corporation and the unsecured long-term debt is based on available market information at year-end.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recently Issued Accounting Standards

Hedge Accounting

The CICA issued new Accounting Guideline 13 (“AG 13”), which will be in effect for the Company on January 1, 2004. AG 13 addresses the identification, designation, documentation and effectiveness of hedge accounting and establishes conditions for applying hedge accounting.  Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting. The Company has adopted this guideline effective January 1, 2004 in respect of its hedge of its U.S. operations.  The Company does not expect this guideline to have an impact on its consolidated financial statements.

Pension Disclosure

The CICA has amended Handbook Section 3461, Employee Future Benefits to require additional disclosures for items such as mix of pension assets, expected rate of return by category of asset, pension obligation and projected benefit payment.  Other disclosures that will be required are significant assumptions and estimates, effect of pension plans on results of operations, cash flows and liquidity and the amount of unrecognised losses/gains on plan assets.  These disclosures are effective for the Company on January 1, 2004 and will be included in future quarterly and annual reports.

Stock Based Compensations and Other Stock Based Payments

Effective January 1, 2004, the CICA has amended Handbook Section 3870 to require the fair value method of accounting for stock based compensation.  If not adopted for the Company’s December 31, 2003 year end, the new standard must be applied retroactively with a restatement of the prior year or a cumulative adjustment to retained earnings.  Had this standard been adopted in the current year, the net loss would increase by $126.

Variable Interest Entitles

The CICA issued new Accounting Guideline 15 (“AG 15”), Consolidation of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that is acquired before February 1, 2003.  The Company is currently assessing this standard and has not yet determined the impact of this standard on its financial statements.

Transactions With Related Parties

The Company has not entered into any material transactions with related parties as defined in the Canadian Institute of Chartered Accountants Handbook in the last three years.

Fourth Quarter

Using the CICA accounting standard concerning goodwill and intangible assets (see note 2 – Changes in Accounting Policies) the Company completed the annual test to determine whether, for the year ended December 31, 2003, there was impairment in the carrying value of goodwill.  As a result of this review, an impairment loss of $1,869 was recognized as a charge to operations in the fourth quarter of 2003.

In the fourth quarter of 2003, the Company recorded a $5.7 million charge to operations for the closure of its machining facility in Cambridge, Ontario, consisting of: a) a $4.9 million charge for employee severance and benefit costs and (b) $0.8 million for disposal of surplus machinery. The facility was closed subsequent to year end primarily as a result of significant lower activity levels on a key military contract.

Also in December 2003, the Company evaluated certain machinery and equipment and leasehold improvements at an operating facility and determined that the projected volume of business did not support the fair value, based on a multiple of expected future cash flows, of these assets.  As a result, the Company wrote-off $1,400 of these assets based on discounted future cash flows. The Company also evaluated the fair value of certain long term investments and recorded a provision of $904. The Company also wrote off $371 of deferred financing costs related to short-term credit facilities that it plans to replace in 2004.

Revenues from continuing operations totaled $39.9 million in the fourth quarter of 2003 compared to $46.9 million in the prior year period, representing a decrease of 14.9%.  Commercial revenues were 17.7% lower in the fourth quarter compared to the prior year due to the impact of foreign exchange and an overall weakness in the Commercial Aerospace market.  Defence revenues in the fourth quarter were down 13.2% compared to the prior year due to unfavorable exchange rates offset somewhat by increased activity on the Apache build contract.  Excluding the impact of changes in foreign exchange rates, revenues for the fourth quarter would have been similar to the prior year period.

Proposed Transactions

There are no proposed transactions of any significance that are expected to have an effect on the financial position or results of operations of the Company.

Additional Information

An Annual Information Form (“AIF”) is prepared annually by the company and filed on SEDAR at www.sedar.com

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of no par value.  As at December 31, 2003 there were 29,021,318 common shares outstanding and no preference shares outstanding.

Summary of Quarterly Results

(In thousands of dollars Canadian)

	Q1 2003	Q1 2002	Q2 2003	Q2 2002	Q3 2003	Q3 2002	Q4 2003	Q4 2002	Year 2003	Year 2002

Revenues	47,158	43,455	41,896	45,948	41,189	43,307	39,867	46,868	170,110	179,578

Write off of goodwill	—	—	—	—	—	—	1,869	—	1,869	—

Unusual items	—	—	—	—	—	—	8,375	—	8,375	—

Income (loss) from Continuing Operations	2,718	2,092	1,293	3,064	374	4,614	(8,622)	6,735	(4,237)	16,505

Income (loss) per share from Continuing Operations (basic)	0.09	0.07	0.04	0.11	0.01	0.16	(0.30)	0.23	(0.15)	0.57

Income (loss) per share from Continuing Operations (fully diluted)	0.09	0.07	0.04	0.10	0.01	0.16	(0.30)	0.23	(0.15)	0.55

Income (loss) from Discontinued Operations	(9,524)	(1,307)	—	663	—	(509)	—	(14,748)	(9,524)	(15,901)

Net income (loss)	(6,806)	785	1,293	3,727	374	4,105	(8,622)	(8,013)	(13,761)	604

Net income (loss) per share from Continuing Operations (basic)	(0.24)	0.03	0.04	0.13	0.01	0.14	(0.30)	(0.28)	(0.48)	0.02

Income (loss) per share from Continuing Operations (fully diluted)	(0.22)	0.03	0.04	0.12	0.01	0.14	(0.30)	(0.27)	(0.48)	0.02

Item 6.                    Directors, Senior Management and Employees

Directors and Senior Management

The names, principal occupations, positions with the Company and share ownership (as of April 21, 2004) of the directors, Chief Executive Officer and the four other most highly compensated officers and executives of the Company and its subsidiaries are set forth below.  Directors of the Company serve as such until the next annual meeting of Shareholders, or until their successors are elected or appointed.

Name and Present Principal Occupation	Position Held(1)	Date First Appointed	Approximate number of Common Shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised	Number of Options Held		Exercise Price

Donald K. Jackson	Executive	March 30, 1984	593,748 (4)	750,000	(2)	$1.18
Executive Chairman, Northstar	Chairman of the		2.0%
Aerospace, Inc.	Board, Director

Mark Emery	Officer,	May 22, 2003	100,000	343,000	(2)	$2.75
President and Chief Executive Officer,	Director		0.3%	100,000	(2)	$2.25
Northstar Aerospace, Inc.

Gordon Flatt	Director	May 14, 2001	4,048,800 (3)	Nil
Managing Director, Coastal Corporation			14.0%

David A. Rattee	Director	August 21, 1985	134,048	Nil
Chairman, President and Chief Executive			0.5%
Officer, CIGL Holdings Ltd.

James D. Wallace	Director	March 30, 1984	1,154,400	Nil
President, Pioneer Construction Inc.			4.0%

Colin D. Watson	Director	May 14, 2001	4,500	Nil
President and Chief Executive Officer,			0.02%
Vector Aerospace Corporation

Randal L. Levine (6)	Officer	May 14, 2001	95,000	200,000	(2)	$1.20
Vice President and Chief Financial Officer,			0.3%
Northstar Aerospace, Inc.

Kenneth W. Beel (5) President, Northstar Aerospace (Canada) Inc.	Officer	April 3, 1998	Nil	150,000	(2)	$1.20

John N. Maris President, D-Velco Manufacturing of Arizona, Inc.	Officer	January 1, 1994	Nil	175,000	(2)	$1.20

Alan Gatlin (6) Vice President, and Chief Financial Officer, Northstar Aerospace (Canada) Inc.	Officer	December 1, 2003	Nil	35,000	(2)	$2.50

Notes:

(1)                                  David A. Rattee, Colin D. Watson and James D. Wallace serve on the Company’s Audit and Risk Management Committee.  James D. Wallace, David A.Rattee and Gordon Flatt serve on the Company’s Corporate Governance Committee.  Gordon Flatt, David A. Rattee and Donald K. Jackson serve on the Company’s Human Resource/Compensation Committee.

(2)                                  Options vest between 2001 and 2008.  Mr. Jackson’s options expire twelve months after he ceases to be an employee or officer of the Company.  All other options expire thirty-six months after final vesting.

(3)                                  Coastal Aerospace Group, a division of Coastal Investments, Inc., owns 4,048,800 common shares in the capital of the Company.  Gordon Flatt is a director of Coastal Investments, Inc., and is Managing Director of Coastal Corporation (since July 2002).  Prior to July 2002 he was the President of Coastal Investments, Inc.

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

(5)                                  On April 1, 2003, Kenneth W. Beel retired and became a consultant with Northstar Aerospace (Canada) Inc.

(6)           On December 1, 2003, Alan Gatlin was appointed Chief Financial Officer, replacing Randal L. Levine.

Directors

The following is a brief description of the background of the current directors of the Company:

Donald K. Jackson was appointed interim President and Chief Executive Officer of the Company on January 1, 2001.  He held this position until April 1, 2003 when his successor, Mark Emery, was appointed President and Chief Executive Officer.  Effective April 1, 2003, Mr. Jackson became Executive Chairman of the board of directors. On November 28, 2003, Mr. Jackson was appointed Executive Chairman of Vector Aerospace Corporation. In addition, he is Chairman of Parkview Capital Partners Inc., a company he founded in 1996 to develop merchant banking opportunities in mid-sized Canadian companies. Mr. Jackson has over thirty years experience in senior executive positions in a broad range of industrial activities in Canada, the United States and internationally.  Mr. Jackson joined Laidlaw Transportation Ltd. (now Laidlaw Inc.) in 1989 as Executive Vice President, was appointed President in 1989 and was President and Chief Executive Officer from 1990 through 1993.  Mr. Jackson is a founding director of the Company.  Mr. Jackson’s principal directorships are as follows: Active Mould & Design Limited, Capital Tool & Design Limited and Util Industries S.p.A.

Gordon Flatt is Managing Director of Coastal Corporation. Mr. Flatt was Chairman of the Company from May 2001 to March 2003.  Prior to becoming Managing Director of Coastal Corporation in July 2002 he was President of Coastal Investments Inc.

David A. Rattee has been Chairman, President and Chief Executive Officer of CIGL Holdings Ltd. since 1992, as well as President and Chief Executive Officer of MICC Investments Limited since 1987.  Mr. Rattee spent a year with Capel–Cure Myers Capital Management (Holdings) Limited (U.K.) as Chairman of the Board from 1996 to 1997.  Prior to this, Mr. Rattee held the positions of Executive Vice President and Chief Financial Officer of Central Capital Corporation from 1987 to 1992, President and Chief Operating Officer of Lloyds Bank Canada from 1986 to 1987 and various senior executive positions with Continental Bank of Canada and IAC Limited during the period from 1968 to 1986.  Mr. Rattee’s principal directorships are as follows: CIGL Holdings Ltd., MICC Investments Limited, Pet Valu, Inc., Call Net Enterprises Inc. and Bank of New York Trust Company of Canada.

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

Colin D. Watson was appointed President and Chief Executive Officer of Vector Aerospace Corporation on November 28, 2003 and is a director of a number of public companies.  In December 2001, he retired from the office of Vice-Chairman of Spar Aerospace Limited, a position he had held since January 2001.  Prior to that time, he was Vice-Chairman and Chief Executive Officer of Spar Aerospace Limited from 1999 to 2000 and President and Chief Executive Officer of Spar Aerospace Limited from 1996 to 1999.  From 1974 to 1996, Mr. Watson was Senior Vice President, Rogers Cable TV and a director of Rogers Communications Inc. as well as Director, President and Chief Executive Officer, Rogers Cable TV.  Prior to 1974, Mr. Watson held the positions of President of Canadian Venture Capital and Vice President of Triarch from 1972 to 1974.  Mr. Watson is a member of the Chairman’s Advisory Council of Harbourfront Centre and Sunnybrook Foundation, respectively, and is a past Chairman of the Toronto Film Festival.  Mr. Watson’s principal directorships are as follows: Cygnal Technologies Corp., Kasten Chase Applied Research Limited, Pelmorex Inc., OnX Incorporated, Rogers Cable TV, Louisiana-Pacific Corporation and B-Split II Corp.

Mark Emery began employment with the Company on January 6, 2003 and subsequently became President and Chief Executive Officer of the Company, effective April 1, 2003.  Mr. Emery was appointed as a Director of the Company on May 22, 2003.  Mr. Emery has more than ten years experience in general management, working in Europe, North America and Asia.  From 1995 to 2002, Mr. Emery worked for Novar, PLC.  From 1998 to 2002, he was President and Chief Executive Officer of Caradon Indalex Aluminium Solutions Group. This latter assignment included responsibility for ITI, a North American leader in military helicopter landing systems.  From 1995 to 1997, Mr. Emery was President of Novar’s Terrain division and then, from 1997 to 1998, he led a restructuring program within Novar’s plumbing sector as director of Business Development, Caradon Plumbing Solutions.  From 1991 to 1995, Mr. Emery was President of Hubbard Group Services and from 1990 to 1991, he was the President of Margaux CVC .  Mr. Emery spent seven years, from 1983 to 1990, working for McKinsey and Company.

The aggregate amount of compensation paid by the Company during the fiscal year ended December 31, 2003, to persons who were directors of the Company as at December 31, 2003, totalled $105,000 in consideration for services rendered in such capacity.

Board Practices

The Company is not a party to any directors’ service contracts, other than those disclosed under Employment Agreements in Item 6., that provide for benefits upon termination of directorship.  Mr. Emery has termination provisions related to his employment with the Company as President and Chief Executive Officer.

Statement of Corporate Governance Practice

The Company seeks to attain high standards for corporate governance.  The Corporate Governance Committee and the Board of Directors has considered the corporate governance disclosure guidelines (the “Guidelines”) adopted by the Toronto Stock Exchange (“TSX”) and has addressed the Guidelines as outlined below.

The Guidelines place strong emphasis on the makeup and independence of corporate boards.  In particular, the Guidelines recommend that a board should be composed of a majority of “unrelated” directors.  An “unrelated” director under the Guidelines is a director who is independent of management and is free from any interest and any business or other relationship which would, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Changes to Canadian securities legislation in respect of corporate governance requirements have recently been proposed.  The Corporate Governance Committee and the Board of Directors are in the process of considering the proposed changes and any amendments that may be required to the Corporation’s existing governance practices.  However, as at the date hereof, the Corporate Governance Committee and the Board of Directors have determined that it is in the best interests of the Corporation to follow the existing TSX Guidelines until such time as new requirements have been finalized and formally adopted.

The following is a description of the Company’s corporate governance practices as of December 31, 2003.

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

ii)                                      Monitoring of Financial Performance, Financial Reporting and Risk Management:  The Audit and Risk Management Committee reports on a quarterly basis to the board on financial performance, financial reporting and risk management.  The Audit and Risk Management Committee has specifically identified the principle risk areas to the Company.

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

In order to fulfil its responsibilities in an efficient manner, the board of directors meets periodically (at least on a quarterly basis).  In 2003, the board of directors met six times.

2.                                       Composition of The Board

The board is composed of six members.  In 2003, four of the six members of the board were unrelated directors.  The Company does not have a significant shareholder within the meaning of the guidelines.

3.                                       Analysis of the Composition of the Board

The board considers Donald K. Jackson, the Executive Chairman of the Company, and Mark Emery, the President and CEO of the Company, are the only related directors for 2003.  The board believes that all shareholders have fair representation on the board of directors.

4.             Nomination and Assessment of Directors

The board’s objective, with respect to the composition of the board, is to have a sufficient range of skills, expertise and experience in relation to the Company’s business.  Nominees for election as directors are chosen for their ability to contribute to the broad range of issues the board must deal with.  The Corporate Governance Committee is responsible for proposing new nominees to the board.   As a matter of policy, the Corporate Governance Committee will receive suggestions for candidates from individual board members, as well as, from time to time, professional search organizations.  The Corporate Governance Committee is also responsible for assessing directors on an on-going basis.

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

7.             Size of the Board

Given the scope of the Company’s activities, the Company believes that the board is of an appropriate size to present a diversity of views and experience, but remains small enough to carry out its duties effectively.

8.             Review Compensation of Directors

The Corporate Governance Committee reviews, reports and, where appropriate, provides recommendations to the board as to the remuneration of directors in relation to current compensation practices.

9.                                      Composition of Committees

The Company believes that board committees assist in the effective functioning of the board and that the appropriate composition of board committees ensures that the views of unrelated directors are effectively represented.  The board has three committees, the Audit and Risk Management Committee, the Human Resource/Compensation Committee and the Corporate Governance Committee. Special committees may be formed from time to time as required to review particular matters or transactions.  The board retains overall responsibility for corporate governance matters.

The Human Resource/Compensation Committee consists of three directors, two of which are unrelated directors.  The Corporate Governance and Audit and Risk Management Committees are comprised of a majority of unrelated directors.  Each of the three committees have specific responsibilities for certain aspects as described below (included in items 10 and 13).

The Human Resource/Compensation Committee is composed of Colin Watson (Chairman), Donald K. Jackson and James D. Wallace.  This Committee is responsible for reviewing and reporting to the Board on human resource planning, including succession planning and proposed senior Management appointments, the levels and form of executive compensation in general, and the compensation of senior executives.  The Human Resource/Compensation Committee met four times in 2003.

10.          Corporate Governance Committee

The Corporate Governance Committee is composed of James D. Wallace (Chairman), David A. Rattee and Gordon Flatt.  This committee is generally mandated to be responsible for the governance of the Company.  Included in this mandate is responsibility for defining the limits of management’s responsibilities, ensuring that the board is able to function independently of management, the ongoing review of corporate governance issues and the responsibility for the Corporation’s response to the Guidelines.  The board retains overall responsibility for corporate governance matters.

11.          Define Limits to Management’s Responsibilities — Mandates for the Board and the CEO

The board is required to approve certain transactions, the value of which exceeds management’s authority limits. The types of transactions requiring prior board approval include:  acquisitions or divestitures, assumption of significant liabilities outside the ordinary course of business; and transactions, which could materially change the Company’s revenues or assets.  The board approves the appointment and scope of responsibility of all executive officers and long-term strategic plans.  The CEO and the board regularly review corporate objectives as set by the board and the CEO is assessed against these objectives.

12.          Independence of the Board from Management

The board meets independently of management at each quarterly meeting when the performance and compensation of the CEO is discussed.  In addition, directors can raise issues at board meetings in addition to the set agenda items.

Donald K. Jackson, who the Corporation considers a related director within the meaning of the Guidelines, is the Executive Chairman of the Board.  The Board believes that his previous role as President and Chief Executive Officer and his long-standing membership on the Board renders him well suited for this position.

13.          The Audit and Risk Management Committee

The Audit and Risk Management Committee is composed of David A. Rattee, (Chairman), Colin D. Watson and James D. Wallace.  The board considers all members of the Committee to be financially literate.  The Committee reviews, reports and, where appropriate, provides recommendations to the board on: the annual and interim consolidated financial statements of the Company; all public disclosure documents containing financial information and the integrity of the financial reporting of the Company; the adequacy of the Company’s internal control system; the adequacy of the Company’s process for identifying and managing principal risks facing the Company and its business operations; reviewing with management the initiatives being taken to manage these risks and monitoring compliance with the Company’s environmental and safety policies and procedures; the appropriateness of, and compliance with, the policies and practices of the Company relating to business ethics; the appointment, terms of engagement and proposed fees of the external auditor; the external audit plan; any proposed changes in major accounting policies; the management letter and management’s response and any disagreements or unresolved issues between the external auditor and management; and the engagements for non-audit services, fees related thereto, and their impact on the independence of the external auditor.  The Audit and Risk Management Committee is comprised of all unrelated directors.  The Audit and Risk Management Committee met six times in 2003.  As part of its mandate, this committee met with the Company’s external auditors independently of management.

14.          Appointment of Outside Advisors

In discharging its responsibilities, the board may engage outside advisers at the expense of the Company.  In addition, a committee of the board or an individual director, may, as required, engage an outside adviser, at the expense of the Company, subject to the approval of the Chairman of the Board.

Management

Management’s Role

The Company’s corporate governance principles are intended to encourage autonomy and effective decision making on the part of management, while ensuring the appropriate level of scrutiny by the board of directors, and the Shareholders.

Management’s Relationship to the Board

The Company’s senior management reports to and is accountable to the board.  At its meetings, the board regularly engages in private sessions with the CEO without other members of senior management present.  The board is also free to meet independently of management on any matter or to meet with members of management to obtain insight into the Company’s operations.

Management Accountability

The Company believes in the importance of developing business plans to ensure the compatibility of Shareholder, board and management views on the Company’s strategic direction, performance targets and the effective utilization of Shareholders’ equity.  The board’s approval of the annual budget provides a mandate for management to conduct the affairs of the Company within the budget guidelines.  Material deviations from the budget are reported to and considered by the board.

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

Executive Compensation

The Company believes that there should be a direct link between management rewards and the wealth created for Shareholders.  The Company is committed to conducting periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based upon the performance of the Company.

The following table contains information concerning the compensation paid to, or earned by Donald K. Jackson, the President and Chief Executive Officer of the Company from January 31, 2001 to April 1, 2003 and the Executive Chairman of the Company since then, Mark Emery, the President and CEO of the Company since April 1, 2003, and the four highest paid executive officers(1) of the Company or its subsidiaries in 2003, namely Messrs. Randal L. Levine, Alan Gatlin, Kenneth W. Beel, and Thomas C. O’Reilly, respectively.  Specific aspects of their compensation are dealt with in further detail in subsequent tables.

Summary Compensation Table

		Annual Compensation				Other Annual Compensation	Long-Term Compensation
Name and Principal Position	Year	Salary ($)		Bonus(2) ($)			Securities Under Options Granted (#)	Long-term Incentive Pay(7) ($)
Donald K. Jackson(4)	2003	225,000		0		0	0	0
Executive Chairman of the	2002	300,000		0		0	0	0
Board	2001	300,000		0		0	0	0

Mark Emery(3)	2003	U.S.	350,000	U.S.	43,750	0	343,000	0
President and Chief	2002	N/A		N/A		N/A	N/A	N/A
Executive Officer	2001	N/A		N/A		N/A	N/A	N/A
Northstar Aerospace Inc.

Alan Gatlin(5)	2003	U.S.	17,083	U.S.	0	0	35,000	0
Chief Financial Officer	2002	N/A		N/A		N/A	N/A	N/A
Northstar Aerospace Inc.	2001	N/A		N/A		N/A	N/A	N/A

Randal L. Levine(5)	2003	225,000		0		0	0	0
Vice President and Chief	2002	225,000		90,000		0	0	0
Financial Officer	2001	131,250		75,000		0	200,000	0

Kenneth W. Beel(6)	2003	130,537		0		0	0	0
President and Chief	2002	250,000		200,938		0	0	0
Operating Officer, Northstar	2001	250,000		171,875		0	250,000	0
Aerospace (Canada) Inc.

Thomas O’Reilly(8)	2003	85,000		0		126,099	0	0
Vice President And Chief	2002	170,000		91,092		0	0	0
Financial Officer Northstar	2001	170,000		77,917		0	150,000	382,220
Aerospace Canada.

Notes:

(1)                                “Executive Officers” of the Company include the Executive Chairman of the Board, the President, any Vice-President in charge of a principle business unit such as sales, finance or production or any other Officer of the Company or a subsidiary who performed a policy making function in respect of the Company.  Based on the forgoing, the individuals noted above were the only Executive Officers of the Company during the Company’s three most recently completed financial years.

(2)                                Messrs. Emery, Levine, Beel and O’Reilly have received bonuses based on the Company’s achievements relative to established benchmarks in 2003 and/or 2002.  In 2001, bonuses were based on performance relative to the Company’s budgets and plans. These individuals received bonuses in the years indicated based on the performance of their respective group or subsidiary.

(3)                                Mr. Emery has served as President and Chief Executive Officer of the Company since April 1, 2003.

(4)                                Mr. Jackson has served as Executive Chairman of the Board since April 1, 2003.  Prior to that, he was President and Chief Executive Officer of the Company from January 31, 2001.

(5)                                Mr. Levine served as Vice President and Chief Financial Officer of the Company from May 31, 2001 to December 1, 2003.  Since December 1, 2003, Mr. Gatlin has served as Chief Financial Officer of the Company.

(6)           On April 1, 2003, Mr. Beel retired and became a consultant with Northstar Aerospace (Canada) Inc.

(7)                                In 2001, Mr. O’Reilly sold the remaining 50% of his phantom stock position in accordance with the terms of his agreement for proceeds of $382,220.

(8)                                Mr. O’Reilly ceased to be employed by the Company on July 1, 2003.  The amounts reported under other Annual Compensation represent severance payments made to Mr. O’Reilly pursuant to the agreement disclosed under “Employment Agreements”.

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

Defined Benefit Pension Senior Executives Plan

Kenneth W. Beel and John N. Maris are the only current employees of the Company and its subsidiaries, who participate in the Company’s Senior Executive Pension Program (the “Plan”), as set forth below.  The following table shows the estimated annual benefits payable under the Plan to members retiring at normal retirement age whose pensionable earnings equal the amounts shown in the “Remuneration” column.

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

As at January 1, 2004, Kenneth W. Beel has 11 full years under the Plan and John N. Maris has 6 years under the Plan.  The benefits payable to these individuals under the Plan are based on the compensation paid to or earned by such senior executive officers reported under the column heading “Salary” in the Summary Compensation Table set forth above.

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

Mark Emery and Alan Gatlin are eligible to participate in the Northstar Aerospace Chicago Retirement Plan (the “Plan”).  This plan is a non-contributory defined benefit pension program that becomes fully vested after the member’s completion of five years of service.  The benefits payable are based on a combination of the member’s years of service and age. The plan provides for an annual payment upon normal retirement of an amount equal to 1.5% of the member’s pensionable salary for each year of credited service.  A member’s pensionable salary is defined as base salary, excluding bonuses, for each year worked.  Normal pension payments are for life, with provision for continued reduced pension benefits being paid to the member’s surviving spouse during his/her lifetime.

The following table shows the estimated annual benefits payable under the Plan to members retiring at normal retirement age whose pensionable earnings equal the amounts shown in the “Remuneration: columns.

	Years of Service
(U.S. dollars) Remuneration	15	20	25	30	35
$125,000	$28,125	$37,500	$46,875	$56,250	$65,625
150,000	33,750	45,000	56,250	67,500	78,750
175,000	39,375	52,500	65,625	78,750	91,875
200,000	45,000	60,000	75,000	90,000	105,000
250,000	56,250	75,000	93,750	112,500	131,250
300,000	67,500	90,000	112,500	135,000	157,500
350,000	78,750	105,000	131,250	157,500	183,750
400,000	90,000	120,000	150,000	180,000	210,000
425,000	95,625	127,500	159,375	191,250	223,125

As at January 1, 2004, Mr. Emery had 1 year under the Plan and Mr. Gatlin had 0.1 year under the Plan.  The benefits payable to Messrs. Emery and Gatlin under the Plan are based on the compensation paid to, or earned by, Messrs. Emery and Gatlin reported under the column heading “Salary” in the Summary Compensation Table set forth above.

Employment Agreements

The Company had an employment letter agreement with Donald K. Jackson to govern the terms of his employment as President and CEO of the Company from January 1, 2001 to March 31, 2003.  Mr. Jackson’s compensation under the agreement includes a combination of base salary and benefits, with no entitlement to severance from the Company.  On April 1, 2003, Mr. Jackson became Executive Chairman of the board of the Company.  The Company entered into a letter agreement with Mr. Jackson to govern the terms of his role as Executive Chairman of the board.  The agreement includes a combination of base salary and benefits, with no entitlement to severance.

The Company has entered into an employment letter agreement with Mark Emery to govern the terms of his employment as President and CEO of the Company effective April 1, 2003.  Mr. Emery’s compensation under the agreement includes a base salary of US$350,000 per annum, benefits and an annual performance bonus based upon the achievements of mutually determined annual operating and financial goals.   Mr. Emery is also entitled to certain benefits and payments upon termination, including the payment of up to two year’s compensation depending on the circumstances of his termination. Under the terms of the agreement, Mr. Emery received 250,000 stock options on January 6, 2003 and an additional 100,000 stock options on January 6, 2004.  Mr. Emery is also entitled to an additional 100,000 stock options January 6, 2005.  All such options have (or will have) an exercise price equal to the market price of the Common Shares at the time of the grant and vest (or will vest) evenly on an annual basis over five years from the date of grant.  Mr. Emery also received 93,000 options as an equity investment incentive on January 6, 2003 that vests evenly over five years beginning December 31, 2003.  The letter agreement also contains certain “non-competition” and “confidential information” covenants by Mr. Emery in favour of the Company.

The Company has entered into an employment letter agreement with Alan Gatlin to govern the terms of his employment as Chief Financial Officer of the Company effective December 1, 2003.  Mr. Gatlin’s compensation under the agreement includes a combination of base salary, performance bonus and benefits.  Mr. Gatlin is also entitled to certain benefits and payments upon termination, including the payment of one year’s compensation.  Under the terms of the agreement, Mr. Gatlin received 35,000 stock options on December 1, 2003.  Mr. Gatlin is also entitled to an additional 35,000 stock options on December 1, 2004 and December 1, 2005.  All such options have (or will have) an exercise price equal to the market price of the common shares at the time of grant and vest (or will vest) evenly on an annual basis over five years from the date of grant.

On April 29, 2003, the Corporation entered into a severance agreement with Thomas C. O’Reilly, the former Vice President and Chief Financial Officer of Northstar Aerospace (Canada) Inc.  Pursuant to the agreement, the Corporation agreed to pay Mr. O’Reilly a lump sum payment equal to his current base salary (net of applicable withholdings) from his last day of active employment until April 10, 2004 (the “Termination Date”), a bonus for 2003 and a pro rata bonus for 2004 (until the Termination Date), and certain other benefits until the Termination Date or earlier in certain circumstances.  Also pursuant to the severance agreement, the vesting of Mr. O’Reilly’s stock options ceased as of his last day of active employment and he was given one year from such date to exercise vested options.  In consideration for the above severance arrangements, Mr. O’Reilly provided the Corporation with a release and agreed to certain customary non-disclosure of confidential information and non-solicitation covenants.

Employees

As of December 31, 2003, the Company’s continuing operations employed approximately 768 (2002 - 772; 2001 - 800) people, of who approximately 253 (2002 – 256; 2001 – 193) were non-production personnel and approximately 515 (2002 – 516; 2001 – 607) were production employees.  As of December 31, 2003, approximately 174 (2002 – 186; 2001 – 238) employees at Northstar Aerospace (Canada) Inc. were subject to collective bargaining agreements that expire on September 30, 2004.  On February 25, 2004 the Company and Union agreed to extend the term of a collective bargaining agreement to September 30, 2005.  Approximately 103 employees are subject to this agreement.  As of December 31, 2003, approximately 166 (2002 – 169; 2001 – 130) employees at Northstar Aerospace (Chicago), Inc. were subject to collective bargaining agreements that expire on April 21, 2006.  The Company believes that it has a good working relationship with its various unions and its employees.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

The Company is not directly owned or controlled by another company or by any foreign government.  Based on reports filed with the Ontario Securities Commission, the only persons, firms or Company’s that beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the issued and outstanding common shares of the Company as of April 21, 2004 are Coastal Investments Inc., which owns approximately 14.0% of the common shares of the Company and Libra Advisors LLC, which owns approximately 10.3% of the common shares of the Company.  Ownership of less than 10% is not required to be publicly disclosed in Canada and therefore, except as reflected in record stock ownership figures, is unknown to, and unascertainable by, the Company.  As at April 21, 2004, there were 29,021,318 common shares outstanding, of which 101 U.S. shareholders of record held 4,749,408 shares. The Company is also authorized to issue an unlimited number of preference shares, issuable in series.  As at April 21, 2004, there were no preference shares outstanding.

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

ITEM 8.  FINANCIAL INFORMATION

The consolidated financial statements filed as part of this Annual Report on Form 20-F are incorporated herein by reference to Item 19.  No significant changes have occurred since the date of such financial statements other than those disclosed in the consolidated financial statements.

ITEM 9.  THE OFFER AND LISTING

Information Regarding Price History of Stock

The high and low sales prices of the Company’s common shares on the Toronto Stock Exchange (trading under the symbol “NAS”) during each fiscal quarterly period during the last two fiscal years ended December 31 is set forth below in the following table:

		Common Shares
		High				Low

2002	First Quarter	Cdn.$	2.60	U.S.$	1.63	Cdn.$	1.65	U.S.$	1.03
	Second Quarter	3.00		1.93		2.10		1.35
	Third Quarter	2.55		1.63		1.55		0.99
	Fourth Quarter	2.85		1.83		1.35		0.86

2003	First Quarter	Cdn.$	3.25	U.S.$	2.21	Cdn.$	2.45	U.S.$	1.59
	Second Quarter	3.05		2.23		2.50		1.84
	Third Quarter	3.65		2.64		2.70		1.92
	Fourth Quarter	3.20		2.43		1.70		1.29

The high and low sales prices of the Company’s common shares on the Toronto Stock Exchange during each of the prior six (6) months are as follows:

	Common Shares
	High				Low

October 2003	Cdn.$	3.20	U.S.$	2.43	Cdn.$	2.90	U.S.$	2.16
November 2003		$3.10		$2.33		$2.35		$1.80
December 2003		$2.50		$1.92		$1.70		$1.29
January 2004		$2.75		$2.12		$2.25		$1.76
February 2004		$2.70		$2.06		$2.50		$1.90
March 2004		$2.70		$2.05		$2.41		$1.83

The annual high and low sales prices of the Company’s common shares on the Toronto Stock Exchange for each of the past five (5) years are as follows:

	Common Shares
	High				Low

1999	Cdn.$	2.95	U.S.$	1.99	Cdn.$	1.67	U.S.$	1.12
2000		$2.55		$1.72		$1.00		$0.67
2001		$2.00		$1.29		$1.00		$0.65
2002		$3.00		$1.91		$1.35		$0.86
2003		$3.65		$2.64		$1.70		$1.29

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

(e)           Approval of Holders of Preference Shares

Any consent or approval given by the holders of preference shares shall be deemed to have been sufficiently given if it shall have been given in writing by the holders of all of the outstanding preference shares or by a resolution passed at a meeting of holders of preference shares duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding preference shares are present or are represented by proxy and carried by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting, in addition to any other consent or approval required by law.  If, at such meeting, the holders of a majority of the outstanding preference shares are not present or represented by proxy within one-half hour after the time appointed for such meeting then the meeting shall be adjourned to such date not less than 15 days thereafter and to such time and place as may be designated by the Executive Chairman, and not less than 10 days’ written notice shall be given of such adjourned meeting.  At such adjourned meeting the holders of preference shares present or represented by proxy may transact the business for which the meeting was originally convened and a resolution passed there by the affirmative vote of not less than 66 2/3% of the votes cast at such meeting shall constitute the consent or approval of the holders of preference shares.  On every poll taken at every such meeting every holder of preference shares shall be entitled to one vote in respect of each preference share held.  Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the by-laws of the Company with respect to meetings of Shareholders; and

(f)            Where Holders of Preference Shares Not Entitled to Vote Separately

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

Calling of Meetings

Pursuant to the applicable Canadian securities laws, in order to call an annual meeting, or a special meeting of shareholders, a notice of the time and place of a meeting of shareholders must be sent not less than twenty-one (21) days before the meeting to the shareholders of record, meaning those shareholders entitled to receive notice of a meeting of shareholders as determined up and until the record date set by the directors, which shall not precede the meeting date by more than fifty (50) days or less than sixty (60) days or less than thirty (30) days.

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

Documents on Display

Copies of the documents referred to herein may be examined during normal business hours at 6006 West 73rd Street, Bedford Park, Illinois.

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

Interest Rate Risk

The Company’s term bank credit facilities bear interest at the banker’s acceptance or LIBOR rates plus 1%.  Our senior unsecured notes bear interest at fixed rates. All other debt is with the Government of Canada and is non-interest bearing.

Foreign Currency Exchange Risk

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

Credit Risk

The markets for the Company’s products are highly concentrated.  Revenues are derived from a limited number of customers.  Revenues to the three largest customers accounted for 62% of revenues for the year ended December 31, 2003.  Although the Company has been targeting to reduce its dependency on its three largest customers over the last three years, the Company expects that a small number of customers will continue to account for a large amount of the Company’s revenue.  The decision by any of the Company’s key customers to not renew a long-term contract or cease to use Northstar as a supplier could harm the Company’s business.

Fair Value of Financial Instruments

The table below provides information on the financial instruments that are sensitive to changes in interest rates and foreign currencies:

		Interest Rate	Carrying Amount		Fair Value
Debt	Maturity		2003	2002	2003	2002

Senior unsecured notes	January 15, 2007	10%	$79,715	$97,430	$81,200	$89,100

The senior unsecured notes bear interest at 10% per annum and are due on January 15, 2007.  Interest only is payable semi-annually on January 15 and July 15.  The notes are U.S. dollar denominated and have a maturity value of $US 61,680.

There is no formal market for such securities, although they are designated for trading on the PORTAL Market.  The estimated market value is based on the last traded transaction prior to the financial year-end and may not be representative of the aggregate fair value of the securities.

Risk Anaylsis

For purposes of specific risk analysis, the Company uses sensitivity analysis to determine the impact that market risk exposure may have on the fair values of the Company’s debt and financial instruments.

The financial instruments included in the sensitivity analysis consist of all of the Company’s cash and cash equivalents, marketable securities, long-term receivables, investments and long-term and short-term debt.  To perform sensitivity analysis, the Company assesses the risk of loss in fair values from the impact of hypothetical changes in interest rates and foreign currency exchange rates on market sensitive instruments.  The fair values for interest and foreign currency exchange risk are computed based on the present value of future cash flows as impacted by the changes in the rates attributable to the market risk being measured.  The discount rates used for the present value computations were selected based on market interest and foreign currency exchange rates in effect at December 31, 2003.  The market values that result from these computations are compared with the market values of these financial instruments at

Risk Anaylsis

December 31, 2003.  The differences in this comparison are the hypothetical gains or losses associated with each type of risk.

The results of the sensitivity analysis at December 31, 2003 are as follows:

Interest Rate Sensitivity:

A 10 percent decrease in the levels of interest rates with all other variables held constant would result in an increase in the fair value of the Company’s fixed rate debt obligations by $2.7 million.  A 10 percent increase in the levels of interest rates with all other variables held constant would result in a decrease in the fair value of the Company’s fixed rate debt obligations by $2.6 million.

Foreign Currency Exchange Rate Sensitivity:

A 10 percent increase in the level of the U.S. dollar against the Canadian dollar with all other variables held constant would result in an increase in the fair value of the Company’s long-term debt by $8.0 million.  A 10 percent decrease in the level of the U.S. dollar against the Canadian dollar with all other variables held constant would result in an increase in the fair value of the Company’s long-term debt by $8.0 million.  These exposures would be offset by changes in the translated amount of the net assets of the Company’s U.S. operations.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee currently consists of David A. Rattee (Chairman), Colin D. Watson and James D. Wallace, all of whom are both financially literate and very knowledgeable about our affairs. As set forth in Item 6 above, Mr. Rattee served as Chief Financial Officer of Coastal Capital Corporation from 1987 to 1992. The board of directors is considering determining one or more of its audit committee members is an audit committee financial expert, and once it has done so, will disclose that fact in the manner required by the rules and regulations of the SEC. However, our board of directors has not, yet determined that any of the members of our audit committee is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a detailed Code of Conduct that includes a code of ethics that applies to our chief executive officer, chief financial officer and other principal officers and all employees. The board believes that our existing Code of Conduct and our internal control procedures and current business practices are adequate to promote honest and ethical conduct by all of our employees.  We hereby undertake in this annual report filed with the Commission to provide to any person without charge, upon request, a copy of our Code of Conduct.  Any such request may be made by contacting us at the address or telephone number shown in Item 4 above.

ITEM 16C. AUDIT FEES

PriceWaterhouseCoopers LLP served as our auditors for the years ended December 31, 2003 and 2002. The following table sets forth the aggregate fees for professional services rendered by PriceWaterhouseCoopers LLP to us in 2003 and 2002.

(in thousands of dollars Canadian)

	2003	2002
Audit Fees (1)	$260	$310
Tax Fees (2)	136	257
	$396	$567

(1) Audit Fees consist of fees billed for the annual audit of the Company’s consolidated financial statements, and services in connection with regulatory filings.

(2) Tax Fees include fees billed for tax compliance services and advice.

We have introduced procedures for the review and pre-approval of any services performed by PriceWaterhouseCoopers LLP. The procedures require that all proposed engagements of PriceWaterhouseCoopers LLP for audit and non-audit services be submitted to the audit committee for approval prior to the beginning of any such services.

During 2003, the audit committee approved 100% of the audit and tax fees.

ITEM 16D. EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

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

NORTHSTAR AEROSPACE, INC.

(Registrar)

	By:	/s/ Mark Emery
		Name:	Mark Emery
		Title:	President and
Chief Executive Officer

	By:	/s/ Alan Gatlin
		Name:	Alan Gatlin
		Title:	Chief Financial Officer

Date: April 30, 2004

CERTIFICATIONS

I, Mark Emery, President and Chief Executive Officer of the company from April 1, 2003, certify that:

1.               I have reviewed this annual report on Form 20-F of Northstar Aerospace, Inc.;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.               The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)          Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

(b)         Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)          Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.               The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)             All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)                   Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 30, 2004	/s/ Mark Emery
Mark Emery
President and Chief Executive Officer

CERTIFICATIONS

I, Alan Gatlin, Chief Financial Officer of the company from December 1, 2003, certify that:

1.               I have reviewed this annual report on Form 20-F of Northstar Aerospace, Inc.;

2.               Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.               Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4.               The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

(a)             Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)            Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(c)             Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5.               The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

(a)             All significant deficiencies and material weakness in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

(b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: April 30, 2004	/s/ Alan Gatlin
Alan Gatlin
Chief Financial Officer

MANAGEMENT’S REPORT TO SHAREHOLDERS

The accompanying consolidated financial statements and Management’s Discussion and Analysis of Operations included in the Annual Report have been prepared by management and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded; that only valid and authorized transactions are executed; and that accurate, timely and comprehensive financial information is prepared.

The Company’s Audit Committee is comprised of Directors who are neither employees nor officers of the Company.  The Audit Committee meets with management as well with the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The external auditors have direct access to the Audit Committee of the Board of Directors.

The consolidated financial statements have been independently audited by PricewaterhouseCoopers LLP on behalf of the shareholders, in accordance with generally accepted auditing standards in Canada and the United States.  Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company.

Mark Emery	Alan Gatlin
President and Chief Executive Officer	Chief Financial Officer

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Northstar Aerospace Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

March 10, 2004

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements.  Our report to the shareholders dated March 10, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada

March 10, 2004

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002

ASSETS (note 6)
CURRENT
Cash	$4,181	$2,450
Accounts receivable (note 9g)	17,770	21,864
Inventories (note 4)	70,446	86,844
Other current assets	2,119	2,525
Discontinued operations (note 14)	—	27,201
TOTAL CURRENT ASSETS	94,516	140,884

Property, plant and equipment (notes 5 and 12)	48,011	58,490
Goodwill (notes 2 and 12)	3,657	6,692
Other long-term assets (note 9b)	10,489	16,025
TOTAL ASSETS	$156,673	$222,091
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT
Accounts payable and accrued liabilities	$22,619	$29,959
Current portion of long-term debt (note 6)	634	722
Discontinued operations (note 14)	—	25,730
TOTAL CURRENT LIABILITIES	23,253	56,411

LONG-TERM DEBT (NOTE 6)	82,102	100,243
OTHER LONG-TERM LIABILITIES (NOTE 9C)	13,876	22,719
TOTAL LIABILITIES	119,231	179,373
SHAREHOLDERS’ EQUITY	37,442	42,718
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$156,673	$222,091

Contingencies and commitments (note 11)

See also notes to consolidated financial statements.

SIGNED ON BEHALF OF THE BOARD

Director	Director

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001

Deficit – beginning of year as previously reported	$(96,819)	$(95,066)	$(95,615)
Change in accounting policy (note 2)	—	(2,357)	(1,696)
Deficit – beginning of year as restated	(96,819)	(97,423)	(97,311)
Net income (loss) for the year	(13,761)	604	(112)
Deficit – end of year	(110,580)	(96,819)	(97,423)
Capital stock (note 7)	152,851	152,642	152,625
Currency Translation Adjustment – Continuing operations	(4,829)	(3,581)	(3,581)
Currency Translation Adjustment – Discontinued Operations (note 14)	—	(9,524)	(7,605)
TOTAL SHAREHOLDERS’ EQUITY	$37,442	$42,718	$44,016

See also notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER SHARE AMOUNTS)

	2003	2002	2001
REVENUE	$170,110	$179,578	$186,683
COST OF SALES AND EXPENSES

Cost of sales (note 9d)	124,902	124,487	133,009
Selling, general and administration	21,069	18,971	19,089
Foreign exchange loss	238	20	1,139
Depreciation and amortization (note 9f)	8,014	7,969	8,627
Write-off of goodwill (note 12)	1,869	—	—
Write-off of deferred development costs (note 9d)	—	—	2,569
Unusual items (note 12)	8,375	—	1,600
Interest, net (note 6)	9,341	10,419	10,874
Income (loss) from continuing operations before income taxes	(3,698)	17,712	9,776

Income taxes (note 10)	539	1,207	3,842
INCOME (LOSS) FROM CONTINUING OPERATIONS	(4,237)	16,505	5,934
Discontinued operations (note 14)	(9,524)	(15,901)	(6,046)

NET INCOME (LOSS) FOR THE YEAR	$(13,761)	$604	$(112)

INCOME (LOSS) PER COMMON SHARE (NOTE 9e)
Basic
Continuing operations	$(0.15)	$0.57	$0.21
Discontinued operations	(0.33)	(0.55)	(0.21)
NET INCOME (LOSS) PER COMMON SHARE – BASIC	$(0.48)	$0.02	$—

Diluted
Continuing operations	$(0.15)	$0.55	$0.20
Discontinued operations	(0.33)	(0.53)	(0.20)
NET INCOME (LOSS) PER COMMON SHARE – DILUTED	$(0.48)	$0.02	$—

WEIGHTED AVERAGE NUMBER OF SHARES

Basic	28,938,348	28,842,715	28,833,318

Diluted	28,938,348	29,734,046	29,297,683

See also notes to consolidated financial statements.

CONSOLIDATED STATEMENTS CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

	2003	2002	2001
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Income (loss) from continuing operations	$(4,237)	$16,505	$5,934
Items not affecting cash:
Depreciation and amortization	8,014	7,969	8,627
Write-off of deferred development costs (note 9d)	—	—	2,569
Post retirement benefits	566	(729)	546
Write-off of goodwill (note 12)	1,869	—	—
Non-cash unusual items (note 12)	8,375	—	—
Future income taxes	—	937	2,667
Foreign exchange loss	238	20	1,139
	14,825	24,702	21,482
Net change in non-cash working capital balances
related to continuing operations (note 9a)	(2,718)	(1,459)	(16,716)
	12,107	23,243	4,766
Discontinued operations	—	(2,220)	(3,492)
CASH PROVIDED BY OPERATING ACTIVITIES	12,107	21,023	1,274

INVESTING ACTIVITIES
Acquisitions (note 3)	—	—	(3,609)
Capital expenditures, net of disposal	(6,120)	(7,255)	(7,904)
Decrease (increase) in other long-term assets	(2,995)	(1,938)	673
Discontinued operations	(300)	(1,332)	(1,922)
CASH USED IN INVESTING ACTIVITIES	(9,415)	(10,525)	(12,762)

FINANCING ACTIVITIES
Common shares issued	209	17	—
Long-term debt repayments	(513)	(690)	(823)
Increase (decrease) in bank indebtedness	—	(8,224)	7,886
Decrease in other long term liabilities	(657)	(1,000)	(989)
Discontinued operations	—	1,849	5,414
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(961)	(8,048)	11,488

INCREASE IN CASH DURING THE YEAR	1,731	2,450	—

CASH AT BEGINNING OF YEAR	2,450	—	—
CASH AT END OF YEAR	$4,181	$2,450	$—

See also notes to consolidated financial statements.

Notes to Consolidated Financial Statements

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

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to long-term contracts, income taxes, the carrying value of the pump investment and contingencies. Actual results could be materially different from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with an initial maturity of less than three months.

Inventories

Inventories are valued at the lower of cost, determined substantially on a first-in, first-out basis, and market. Market for finished goods and work-in-process is defined as net realizable value and for raw materials as replacement cost.

Inventory costs on long-term programs include work in process production costs including raw materials, labour and applicable overheads and estimated earnings on long-term contracts in process based on their percentage complete, less progress billings on such contracts. Inventories include inventoried costs relating to programs with long production cycles that are not expected to be realized within one year.

Depreciation

Depreciation is computed using the straight-line method at rates based on the estimated useful lives of the assets as follows:

Buildings	2.5% to 5%
Machinery and equipment	6% to 35%
Leasehold improvements	Term of the lease plus renewal period (maximum ten years)

Revenue recognition

Revenue is recognized as follows:

(a)                      Revenue from contracts with short production cycles is recorded as products are shipped;

(b)                     Revenue from contracts with long production cycles is recognized using the percentage of completion method.  For each long-term program, the percentage complete is calculated based upon direct labour hours incurred to date compared with estimated total direct labour hours of the entire program.  The percentage complete is then applied to total contract revenue to determine the period’s revenue.  Revisions to total estimated contract cost for a program are recognized in the period in which they are determined.  Provision for losses on a program, if any, are made as soon as it is determined that total estimated contract costs are expected to exceed the total contract revenue.

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

Goodwill

The Company evaluates the carrying value of goodwill at least annually or more frequently, if conditions indicate there may be an impairment.  Impairments are recognized based on the Company’s estimate of the fair value of the related businesses.  The Company uses a multiple of expected future cash flows in its evaluation of the goodwill.  Any impairment in the value of goodwill is written off against earnings.

Other long-term assets

Debt issue expenses are amortized on a straight-line basis over the term of the related debt.

Foreign currency translation

The Company’s operations outside of Canada are self-sustaining.  Consequently, the assets and liabilities are translated to Canadian dollars using the year-end exchange rates and revenues and expenses are translated at the average rates during the year.  Exchange gains or losses on translation of the Company’s net investment in these operations are deferred as a separate component of shareholders’ equity entitled currency translation adjustment.

The Company’s U.S. dollar, long-term, senior unsecured debt has been designated as a hedge of the net investment in its U.S. operations.  Accordingly, the impact of changes in exchange rates on the portion of this debt designated as a hedge is recorded in the currency translation adjustment and the portion not designated as a hedge is recorded in the statement of operations in the period the exchange rate fluctuates.

Incentive stock option plan

The Company has an incentive stock option plan, which is described in Note 8.  All stock options are issued at the current market price at the date of grant.  No compensation expense is recognized when stock options are issued to employees.  Any consideration paid by employees on exercise of stock options is credited to share capital.

Employee Benefit Plans

The Company has various defined benefit and defined contribution pension plans and other post retirement benefits covering a number of its employees.  The cost is computed on an actuarial basis using the projected benefit method pro-rated on estimated service life and management’s best estimates of investment yields, salary escalation and other factors.  Pension plan assets are valued at fair value for purposes of calculating the expected return on plan assets.  Pension costs related to current services are charged to earnings for the period during which the services are rendered.  Past service costs resulting from plan amendments are amortized on a straight-line basis over the expected average remaining service life of the plan participants.  Gains or losses on the plans’ settlements or curtailments are recognized in income in the year in which they occur.  The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligations and the fair value of the plan assets is amortized over the average remaining service period of active employees.

Financial Instruments

Financial instruments are financial assets or liabilities of the Company where, in general, the Company has the right to receive cash or another financial asset from another party or the Company has the obligation to pay another party cash or other financial assets.

The Company’s financial instruments that are exposed to credit risk include cash and cash equivalents, and accounts receivable.  The Company places its cash with institutions of high credit worthiness.  The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its accounts receivable credit risk exposure is limited. The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and long-term notes receivable are considered representative of their respective fair value.  The fair value of the investment in Vector Aerospace Corporation and the unsecured long-term debt is based on available market information at year-end.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and significant matters of judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recently Issued Accounting Standards

Hedge Accounting

The Canadian Institute of Chartered Accountants (“CICA”) issued new Accounting Guideline 13 (“AG 13”), which will be in effect for the Company on January 1, 2004. AG 13 addresses the identification, designation, documentation and effectiveness of hedge accounting and establishes conditions for applying hedge accounting.  Under the guideline, the Company is required to document its hedging relationships and explicitly demonstrate that the hedges are sufficiently effective in order to continue hedge accounting. The Company has adopted this guideline effective January 1, 2004 in respect of its hedge of its U.S. operations.  The Company does not expect this guideline to have a significant impact on its consolidated financial statements.

Pension Disclosure

The CICA has amended Handbook Section 3461, Employee Future Benefits, to require additional disclosures for items such as mix of pension assets, expected rate of return by category of asset, pension obligation and projected benefit payment.  Other disclosures that will be required are significant assumptions and estimates, effect of pension plans on results of operations, cash flows and liquidity and the amount of unrecognised losses/gains on plan assets.  These disclosures are effective for the Company on January 1, 2004 and will be included in future quarterly and annual reports.

Stock Based Compensations and Other Stock Based Payments

Effective January 1, 2004, the CICA has amended Handbook Section 3870 to require the fair value method of accounting for stock based compensation.  If not adopted for the Company’s December 31, 2003 year end, the new standard must be applied retroactively with a restatement of the prior year or a cumulative adjustment to retained earnings.  The Company has not yet determined the impact of adopting the new standard.

2.              CHANGES IN ACCOUNTING POLICIES

Employee Severance

Effective January 1, 2003, the Company prospectively adopted Emerging Issues Committee 134, Accounting for Severance and Termination Benefits, in respect of the charge for employee severance and benefit costs for the closure of the Cambridge facility (see note 12).

Impairment of Long-Lived Assets

Effective January 1, 2003, the Company prospectively adopted CICA 3063, Impairment of Long-lived Assets, which requires the recognition of an impairment loss when the carrying value of a long-lived asset is not recoverable and exceeds its fair value (see note 12).

Disposal of Long-Lived Assets and Discontinued Operations

During fiscal 2003, the Company adopted CICA 3475, Disposal of Long-Lived Assets and Discontinued Operations, which provides guidance for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets as well as standards for the presentation and disclosure of discontinued operations.  This standard was adopted prospectively and had no significant impact on the financial statements of the Company.

Goodwill and Intangible Assets

The Company adopted the new CICA Handbook Section 3062, Goodwill and Intangible Assets on January 1, 2002.  The new standard eliminated the amortization of goodwill. On adoption the company assessed the carrying value of goodwill and concluded that there was no impairment in value. Retroactive application was not permitted for this new standard on goodwill and other intangible assets.

On a pro-forma basis, the impact of adopting the new standard on prior year earnings is:

	2003	2002	2001

Net income (loss) for the year	$(13,761)	$604	$(112)
Add back: goodwill amortization	—	—	1,126
Adjusted net income (loss) for the year	$(13,761)	$604	$1,014

Per Share Amounts:
Net income (loss) for the year	$(0.48)	$0.02	$—
Add back: goodwill amortization	—	—	0.04
Adjusted income (loss) per common share	$(0.48)	$0.02	$0.04

Stock Based Compensation

Effective January 1, 2002, the Company adopted the new CICA accounting standard relating to stock-based compensation and other stock-based payments.  This new standard required either the recognition of compensation expense at fair value for grants of stock, stock options and other equity instruments to employees, or, alternatively, the disclosure of pro forma net earnings and net earnings per share data as if stock-based compensation had been recognized in earnings.  The Company elected to disclose pro forma net earnings and earnings per share data. Therefore, adoption of this new standard did not affect the Company’s results of operations and financial position.

Foreign Currency Translation

Effective January 1, 2002, the Company adopted, with retroactive application, the new CICA accounting standard in respect of foreign currency translation that eliminated the deferral and amortization of currency translation adjustments related to long-term monetary items with a fixed and ascertainable life.  The effect was to decrease the unamortized deferred foreign exchange asset and to increase the opening deficit by $2,357 in 2002 and $1,696 in 2001. The effect of this change in accounting policy was to reduce net income by $661 and reduce net income per share by $0.02 for the year ended December 31, 2001.

3.              ACQUISITION

Windsor Gear and Drive Inc.

On March 7, 2001 the Company acquired substantially all of the assets of Windsor Gear and Drive Inc.  Windsor Gear and Drive Inc. manufactures gears and drives primarily for aerospace applications.

The estimated fair values on March 7, 2001 of the net assets acquired was as follows:

Current Assets	$1,795
Property, Plant and Equipment	2,059
Less: Liabilities	(245)
CASH PURCHASE PRICE OF NET ASSETS ACQUIRED	$3,609

4.              INVENTORIES

	2003	2002

Raw Materials	$11,516	$11,760
Work in process (including costs on incomplete contracts)	73,471	87,662
Estimated earnings on long-term contracts in process	7,158	5,841
Finished goods	1,668	1,443
Progress billings on long-term contracts	(23,367)	(19,862)
TOTAL INVENTORY	$70,446	$86,844

Significant long-term contracts, excluding progress billings, approximate $72,078 (2002 – $79,547) of total inventories. In determining the percentage complete and the estimated earnings on long-term contracts in progress, management has made estimates of the total cost at completion. Should the total actual costs be materially higher or lower than these estimates, the revenues and profits recognized would be adjusted accordingly.

5.              PROPERTY, PLANT AND EQUIPMENT

	2003	2002
COST:
Land and buildings	$15,610	$17,915
Machinery and equipment	80,941	84,381
Leasehold improvements	3,664	4,137
	$100,215	$106,433
ACCUMULATED DEPRECIATION:
Land and buildings	$4,512	$4,129
Machinery and equipment	45,460	42,534
Leasehold improvements	2,232	1,280
	$52,204	$47,943
PROPERTY, PLANT AND EQUIPMENT, NET	$48,011	$58,490

6.              BANK INDEBTEDNESS AND LONG-TERM DEBT

Bank Indebtedness

Bank indebtedness related to continuing operations is payable on demand and currently bears interest at the banker’s acceptance or LIBOR rates plus 1%.  The weighted average interest rate for bank indebtedness during 2003 was approximately 5.3% (2002 – 4.8%, 2001 – 6.7%).  A fixed and floating charge debenture is pledged as collateral on substantially all of the Company’s assets.  In addition, the Company has provided a general security agreement creating a first ranking mortgage security interest over substantially all of the property and equipment and a general assignment of specified receivables and inventory.  The loan is subject to meeting certain financial covenants, which, are tested quarterly.  At December 31, 2003, the Company had approximately $13 million available and unused under its bank facilities.

Long-term debt

	2003	2002

Senior unsecured notes	$79,715	$97,430
Other loans	3,021	3,535
	82,736	100,965
Less: Current portion	(634)	(722)
LONG-TERM DEBT	$82,102	$100,243

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

The fair value of the long-term senior unsecured debt at December 31, 2003 is estimated at $81,200 (2002-$89,100).  There is no formal market for such securities, although they are designated for trading on the PORTAL Market.  The estimated market value is based on the last traded transaction prior to the financial year-end and may not be representative of the aggregate fair value of the securities.

The other loans, from the Government of Canada, are unsecured and non-interest bearing.  Principal repayments are due in varying amounts over the next five years based on shipments under certain long-term contracts. Of the $3,021 of other loans, $1,055 is related to products under development for which there have been no shipments to date and accordingly the repayment of this loan is not known as at December 31, 2003.  There are no financial covenants associated with these loans.

The fair value of the other loans is equal to their carrying value.  Fair value of certain of these loans is not determinable due to the uncertainty of future repayments.

Long Term Debt Principal Repayments

Long-term debt principal repayment requirements related to continuing operations for the next five years are as follows:

2004	$634
2005	630
2006	472
2007	79,945
No specific terms	1,055
$82,736

Interest Expense (Net)

	2003	2002	2001
Interest on short-term debt, net	$698	$734	$1,321
Interest on long-term debt	8,643	9,685	9,553
TOTAL INTEREST EXPENSE	9,341	$10,419	$10,874

Interest paid related to continuing operations was $9,336 for the year ended December 31, 2003 (2002 - $10,338, 2001 - $10,905).

Outstanding Borrowings

The Company’s bank has issued letters of credit in the amount of $6,229 (2002 - $6,143) as at December 31, 2003.  Total outstanding short and long-term borrowings and letters of credit related to continuing operations totalled $88,965 including $61,680 denominated in U.S. dollars at December 31, 2003 (2002 - $107,108 including $61,680 denominated in U.S. dollars).

7.              SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of preference shares of no par value to be issued in series and an unlimited number of common shares of no par value. The following is a listing of the changes in share capital:

	NUMBER OF COMMON SHARES	AMOUNT

Balance, December 31, 2001	28,833,318	$152,625
Shares issued for cash	14,000	17
Balance, December 31, 2002	28,847,318	152,642
Shares issued for cash	174,000	209
Balance, December 31, 2003	29,021,318	$152,851

Loans to former officers of the Company for share purchases of $650 after deducting provisions of $1,600 are classified as a reduction in share capital.  The individual loans are repayable at the earlier of 30 days after death of the former officer or December 31, 2050.  The loans are non-interest bearing and 179,401 shares of the Company, with a market value of approximately $404 as at December 31, 2003, have been pledged as security.  Life insurance policies in the amount of $650 have been pledged as additional security on these loans.

The Company is precluded from paying dividends unless certain financial covenants under its loan agreements are met.

8.              INCENTIVE STOCK OPTION PLAN

The Company has an incentive stock option plan, which provides for the granting of options for the benefit of employees and directors.  The maximum number of common shares that may be issued under this plan is 3,500,000.  Options are granted at an exercise price that is equal to the market price of the Company’s common shares at the time of grant.

Outstanding Options

The following table summarizes the changes to the number of options outstanding during the year:

	2003		2002		2001
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)

Outstanding – beginning of year	1,756,000	$1.27	2,125,000	$1.86	1,520,000	$2.35
Granted	378,000	2.73	100,000	2.50	920,000	1.20
Expired/Forfeited	(132,000)	1.20	(455,000)	4.31	(315,000)	2.25
Exercised	(174,000)	1.20	(14,000)	1.20	—	—
OUTSTANDING – END OF YEAR	1,828,000	$1.58	1,756,000	$1.27	2,125,000	$1.86

The following table summarizes the options outstanding at December 31, 2003:

NUMBER OF OPTIONS OUTSTANDING	EXERCISE PRICE	WEIGHTED AVERAGE REMAINING LIFE	NUMBER EXERCISABLE AT DECEMBER 31, 2003	NUMBER EXERCISABLE AT DECEMBER 31, 2002
750,000	$1.18	1 year	750,000	750,000
600,000	1.20	4.3 years	400,000	474,000
343,000	2.75	7 years	68,600	—
135,000	2.50	7.2 years	27,000	—
1,828,000	$1.58	3.7 years	1,245,600	1,224,000

Of the stock options outstanding at December 31, 2003, 1,245,600 are vested, 200,000, vest equally over the next two years and 382,400 vest equally over the next four years.  The options granted in 2001 to 2003 primarily expire thirty-six months after final vesting.  The weighted average exercise price of the options that were exercisable at December 31, 2003 was approximately $1.30 (2002 - $1.20, 2001 - $1.96).

As at December 31, 2001, there were 1,549,000 stock options which were excercisable.

Subsequent to year end, 100,000 options were granted with an exercise price of $2.25.  These options vest equally over the next five years and expire thirty-six months after final vesting.

Pursuant to CICA Handbook Section 3870, Stock Based Compensation, the Company has elected to account for its incentive stock option plan using the intrinsic value method.  Accordingly, no compensation expense has been recorded for the stock options issued under this plan.  The pro-forma impact of compensation costs based on the fair value method are as follows:

	2003	2002

Net income (loss) as reported	$(13,761)	$604
Compensation expense	(126)	(20)
Pro-forma net income (loss)	$(13,887)	$584

Net income (loss) per share – basic and diluted
As reported	$(0.48)	$0.02
Pro-forma	$(0.48)	$0.02

Compensation expense for options not yet vested of $495 ($2002 - $80) will be amortized over the vesting period of the stock options for calculating the pro-forma net income (loss) and pro-forma income (loss) per share.

Stock options are valued using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002

Risk-free interest rate	4.0%	2.60%
Expected life	5 years	5 years
Expected volatility	55%	30%
Expected dividend	—	—

9.              SUPPLEMENTARY INFORMATION

(a)                                  Details of changes in non-cash working capital items related to continuing operations are as follows:

	2003	2002	2001

Accounts receivable	$740	$8,347	$5,036
Inventories	5,381	(9,456)	(15,040)
Other current assets	63	(666)	(103)
Accounts payable and accrued liabilities	(8,902)	316	(6,609)
	$(2,718)	$(1,459)	$(16,716)

(b)                                 Other long-term assets comprise the following:

	2003	2002

Debt issue costs, net of amortization of $4,850 (2002- $3,800)	$888	$1,548
Future income tax asset (note 10)	4,084	4,084
Investment in Vector Aerospace Corporation (quoted market value $6,619 (2002 - $2,246)	4,672	2,019
Other	845	1,837
Discontinued operations (note 14)	—	6,537
TOTAL OTHER LONG-TERM ASSETS	$10,489	$16,025

(c)           Other long-term liabilities comprise the following:

	2003	2002

Pensions and post retirement benefits (note 13)	$10,815	$11,105
Environmental remediation on discontinued business – long-term portion	2,864	3,045
Other	197	261
Discontinued operations (note 14)	—	8,308
TOTAL OTHER LONG-TERM LIABILITIES	$13,876	$22,719

The estimated cash expenditures on environmental remediation over each of the next five years in between $350 and $400.

(d)           Write off of Deferred Development Costs:

As a result of the extended time frame and greater uncertainty of the ultimate return on the Company’s investment in development of a replacement transmission for the Apache attack helicopter, the Company wrote off in 2001 previously deferred development costs of $2,569.  This amount represents all development costs that had been capitalized during 2000 and 1999 related to a new main transmission for the Apache helicopter utilizing split-torque face gear technology.  During 2003, the Company expensed $1,042 in respect of development costs for the slit-torque face gear technology.

(e)           Earnings per Share

The calculation of earnings per share is based on the weighted average number of shares outstanding of 28,938,348 for 2003, 28,842,715 for 2002 and 28,833,318 for 2001.  Dilutive earnings per share reflect the diluted effect of the exercise of all options (whether fully vested or not) where the exercise price of the stock option was below the average market price for the year ended December 31.  The diluted effect of options for 2003 was nil shares (2002- 891,331 shares, 2001 - 464,365).

(f)                                    Amortization expense for continuing operations includes $nil (2002- nil and 2001 - $1,126) for amortization of goodwill.

(g)                                 The Company maintains an allowance for losses for accounts receivable based on the expected collectability of the accounts as follows:

Fiscal Year	Balance, Beginning of year	Additions (Deductions) during the year	Balance, end of year
2003	$1,391	$(640)	$751
2002	794	597	1,391
2001	325	469	794

Included in the accounts receivable is a non-interest bearing advance of $102 (2002 – nil) due from a related company.

10.          INCOME TAXES

Provision for income taxes for continuing operations comprises the following:

	2003	2002	2001

Current	$539	$270	$1,175
Future	—	937	2,667
PROVISION FOR INCOME TAXES	$539	$1,207	$3,842

The aggregate amounts of taxes paid for the year ended December 31, 2003 were $490 (2002 - $475 and 200 - $1,456).

Tax Rate Reconciliation

The Company’s effective income tax rate applicable to income from continuing operations before income taxes has been determined as follows:

	2003	2002	2001

Canadian statutory income tax rate	36.5%	38.5%	42.5%
Income tax expense (recovery) at statutory rate	$(1,350)	$6,819	$4,155
Change in valuation allowance	1,192	(5,762)	(500)
Non-deductable expenses	463	233	336
Difference in foreign tax rates and manufacturing & processing tax credits	84	(243)	(374)
Other	150	160	225
INCOME TAX EXPENSE	$539	$1,207	$3,842

Future Income Tax Assets

The tax effect of temporary differences that give rise to the future tax asset for continuing operations are as follows:

	2003	2002

Operating losses carried forward	$15,945	$19,467
Investment tax credits and capital losses carried forward	—	537
Accounting accruals not yet deducted for tax	10,824	10,013
Excess of tax over book depreciation and amortization	(5,527)	(6,734)
Percentage of completion accounting	(5,464)	(5,679)
Foreign exchange gains (losses) not yet recorded for tax	(558)	1,054
Other	8	26
	15,228	18,684
Valuation allowance	(11,144)	(14,600)
Future income tax assets	$4,084	$4,084

During fiscal 2003, the Company received a notice of reassessment from taxation authorities that reduced the previously reported Canadian loss carry-forwards by approximately $10 million.  The balance of the change in the valuation allowance for continuing operations primarily represents the provision for loss carry forwards not recorded in income for the current year.

Loss Carry-forwards

The Company and its subsidiaries have available non-capital loss carry-forwards for federal income tax purposes related to continuing operations totaling approximately $40,886 that expire in varying amounts until 2021.  Listed below are the loss carry-forwards for federal income tax purposes in Canadian dollars, available to reduce taxable income in future years:

	Canada	United States
Year of expiry
December 31,
2004	$1,529	$—
2005	4,139	—
2006	4,633	—
2007	3,593	—
2008	850	—
Thereafter	4,676	21,466
	$19,420	$21,466

11.       CONTINGENCIES AND COMMITMENTS

a)                                      The Company and its subsidiaries have entered into various operating leases under which the minimum annual payments related to continuing operations are as follows:

MINIMUM ANNUAL PAYMENTS
Year ending December 31,
2004	$1,909
2005	1,836
2006	1,638
2007	1,256
2008	1,218
Thereafter	1,428
$9,285

The Company leases office facilities from a company controlled by the Executive Chairman of the Company.  Rent paid during 2003 amounted to $140 (2002 $54 and 2001 – Nil).

b)                                     Certain subsidiaries are subject to lawsuits and claims arising out of their businesses.  The outcome of these claims is not determinable.

c)                                      The Company may be responsible for surety bond obligations totalling $500 (2002 - $500) of a company controlled by a former director of the Company.  No liability is recorded on the financial statements for the unfunded liability.

(d)                                 The Company’s bank has issued letters of credit of $6,229 (2002 – $6,143) primarily pertaining to the unfunded liability under certain supplemental executive retirement plans (“SERP”) that relates mainly to the founder of the Company who was the former chief executive officer.  The letters of credit are renewable each year.  In the event the letters of credit are not renewed, the Company could have to provide alternate collateral.

12.        GOODWILL WRITE OFF AND UNUSUAL ITEMS

Using the CICA accounting standard concerning goodwill and intangible assets (see note 2 – Changes in Accounting Policies) the Company completed the annual test to determine whether, for the year ended December 31, 2003, there was impairment in the carrying value of goodwill.  As a result of this review, an impairment loss of $1,869 was recognized as a charge to operations in 2003.  This adjustment reflected the effect of the decline in revenues in certain commercial aerospace markets experienced by the Company.  The annual test was also completed in 2002 and no impairment was identified.

In December 2003, the Company recorded a $5,700 charge to operations for the closure of its machining facility in Cambridge, Ontario by March 31, 2004 consisting of (a) a $4,920 charge for employee severance and benefit costs and (b) a $780 charge for disposal of surplus machinery.  The facility will be closed primarily as a result of lower activity levels on a key military contract.

Also in December 2003, the Company evaluated certain machinery and equipment and leasehold improvements at an operating facility and determined that the projected volume of business did not support the carrying amount of these assets.  As a result, the Company wrote down $1,400 of these assets to their estimated fair value, determined based on a multiple of expected future cash flows.  The Company also evaluated the fair value of certain long term investments and recorded a provision of $904. The Company also wrote off $371 of deferred financing costs related to short-term credit facilities that it plans to replace in 2004.

In March 2001, the Company recorded a $1,600 charge for severance and related payments to employees at Northstar Chicago as a result of a new five-year collective bargaining agreement.  As part of the settlement, staffing levels were reduced significantly.

13.       PENSION PLANS

The majority of the Company’s employees are covered by defined contribution pension plans.  Approximately 20% of the Company’s total employees are covered by defined benefit pension plans.  The pension expense for defined contribution plans related to continuing operations for 2003 was $1,896 (2002 - $1,809, 2001 - $1,780).

Information about the Company’s defined benefit plans related to continuing operations for 2003, 2002 and 2001, in aggregate is as follows:

	2003		2002		2001
	PENSIONS	OTHER BENEFITS	PENSIONS	OTHER BENEFITS	PENSIONS	OTHER BENEFITS
CHANGE IN BENEFIT OBLIGATION
Benefit obligation, beginning of year	$18,063	$2,612	$16,197	$2,286	$14,698	$1,720
Current service cost	823	93	930	83	652	54
Interest cost	1,102	182	1,098	165	1,031	124
Actuarial losses	915	318	593	96	636	396
Benefits paid	(798)	(19)	(678)	(18)	(800)	(8)
Curtailment (gain) loss/Amendments	196	(600)	—	—	(777)	—
Change in foreign currency	(2,457)	—	(77)	—	757	—

BENEFITS OBLIGATION, END OF YEAR	$17,844	$2,586	$18,063	$2,612	$16,197	$2,286

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year	$7,507	$—	$6,115	$—	$5,602	$—
Expected return on plan assets	490	—	465	—	458	—
Actuarial gains (losses)	591	—	(913)	—	(303)	—
Employer contribution	867	19	2,548	18	846	8
Benefits paid	(798)	(19)	(678)	(18)	(800)	(8)
Change in foreign currency	(1,340)	—	(30)	—	312	—

FAIR VALUE OF PLAN ASSETS AT END OF YEAR	$7,317	$—	$7,507	$—	$6,115	$—

RECONCILIATION IN FUNDED STATUS
Funded status	$(10,527)	$(2,586)	$(10,556)	$(2,612)	$(10,082)	$(2,286)
Unrecognized net actuarial loss (gain)	1,733	(90)	1,610	(57)	85	(152)
Unrecognized past service costs	181	474	—	510	—	546

NET LIABILITY RECOGNIZED ON THE BALANCE SHEET	$(8,613)	$(2,202)	$(8,946)	$(2,159)	$(9,997)	$(1,892)

DEFINED BENEFIT PLAN EXPENSE
Current service cost	$823	$93	$930	$83	$652	$54
Interest cost	1,102	182	1,098	165	1,031	124
Expected return on plan assets	(490)	—	(465)	—	(458)	—
Amortization of net actuarial losses	13	—	—	—	774	—
Amortization of past service costs	—	36	—	36	—	—
Curtailment (gain) loss	—	(250)	—	—	(777)	—

NET BENEFIT EXPENSE	$1,448	$61	$1,563	$284	$1,222	$178

SIGNIFICANT ASSUMPTIONS ON OBLIGATIONS
Expected rate of return on plan assets	7.50%	N/A	7.50%	N/A	8.00%	N/A
Discount rate	6.50%	6.25%	7.00%	7.00%	6.75%	7.00%
Rate of compensation increase	4.50%	N/A	4.50%	N/A	4.50%	N/A
Initial medical trend rates	N/A	7.20%	N/A	7.50%	N/A	7.50%
Ultimate medical trend rates	N/A	4.50%	N/A	4.50%	N/A	4.50%

14.          Discontinued Operations

On March 31, 2003, the Company completed a significant capital restructuring of the pump companies with its joint venture partner. Under the agreement, the Company’s common shares in the pump companies were exchanged for non-participating preferred shares, which the pump companies must purchase on or before March 31, 2008 for $18 million.

As a result of the completion of the capital restructuring, the Company wrote off in the quarter ended March 31, 2003, the currency translation adjustment included in shareholders’ equity related to discontinued operations.

The opportunity for the Company to realize any cash on the preferred share pump investments will depend mainly on the future operating success of the pump companies.  At December 31, 2002, the Company made a provision of $10,425 to reduce the carrying value of the pump investments to nil.  This provision was allocated against the non-current assets of the discontinued operations as at December 31, 2002.  The Company has ascribed no value to the preferred shares given the significant doubt with respect to the future recovery of this investment.

The net loss on discontinued operations included in these financial statements are as follows:

	2003	2002	2001
RESULTS OF DISCONTINUED OPERATIONS
Revenues	$—	$61,817	$55,248
Cost of sales	—	47,678	43,984
Selling, general and administration	—	13,409	12,711
Depreciation and amortization	—	2,391	2,136
Interest	—	1,690	2,303
Loss before income taxes	—	(3,351)	(5,866)
Income tax expense	—	(1,825)	(160)

Provision against book value of pump investment	—	(10,425)	—

Additional provision for the disposal of the pump business	—	(300)
Write-off of currency translation adjustment	(9,524)	—	—
Net loss on discontinued pump Operations	$(9,524)	$(15,901)	$(6,046)

The net assets of the discontinued operations included in these financial statements are as follows:

Balance Sheet-Discontinued Pump Operations

	2003	2002
Assets
Accounts receivable	$—	$12,523
Inventories	—	13,338
Other current assets	—	1,340
Total current assets	—	27,201
Property plant and equipment and other long-term assets, net of Provision for impairment of pump investment of nil (2002 - $10,425)	—	6,537
Total assets	$—	$33,738

Liabilities
Bank indebtedness	$—	$8,354
Accounts payable and accrued liabilities	—	17,058
Current portion of long-term debt	—	318
Total current liabilities	—	25,730
Long-term debt and other long-term liabilities	—	8,308
Total liabilities	—	34,038
NET LIABILITIES OF DISCONTINUED PUMP OPERATIONS, NET OF PROVISION	$—	$(300)

15.                               Segmented Information

The continuing operations of the Company relate to the aerospace industry and are organized and managed as business segments outlined below:

Defence –The main products for military markets include helicopter gears and transmissions, helicopter rotor heads, accessory gearboxes for engines used in military aircraft and MRO (maintenance, repair and overhaul) services for helicopter transmissions.

Commercial – The main products include components for auxiliary power units and accessory gearboxes for fixed wing aircraft, machining and fabrication services and MRO services for helicopter engines and gyroscope inertial navigation systems.

		2003	2002	2001

Revenue	Defence	$114,064	$111,272	$103,309
	Commercial	56,046	68,306	83,374
		170,110	179,578	186,683

Cost of Sales	Defence	75,770	74,098	72,287
	Commercial	49,132	50,389	60,722
		124,902	124,487	133,009

Gross Margin,
before depreciation	Defence	38,294	37,174	31,022
	Commercial	6,914	17,917	22,652
		45,208	55,091	53,674

Selling, general and administration		21,069	18,971	19,089
Foreign exchange loss		238	20	1,139
Depreciation and amortization		8,014	7,969	8,627
Unusual items		8,375	—	1,600
Write-off of goodwill		1,869	—	—
Write-off of deferred development costs		—	—	2,569
Interest, net		9,341	10,419	10,874

Income (loss) from continuing operations before income taxes		$(3,698)	$17,712	$9,776

The same assets of the Company are used for both the Commercial and Defence aerospace manufacturing segments.  Accordingly, the identifiable assets, property plant and equipment and goodwill cannot be specifically allocated to these segments.

GEOGRAPHIC INFORMATION FOR CONTINUING OPERATIONS

Revenue	Canada	United States	Intercompany	Total
2003	$76,982	$102,746	$(9,618)	$170,110
2002	$85,188	$103,925	$(9,535)	$179,578
2001	$90,320	$102,403	$(6,040)	$186,683

	Canada		United States		Total
	2003	2002	2003	2002	2003	2002
Property, plant and equipment	$17,751	$19,449	$30,260	$39,041	$48,011	$58,490
Goodwill	$509	$509	$3,148	$6,183	$3,657	$6,692

Sales are attributed to geographic location based on the location of the business unit reporting the revenue.  Domestic sales to foreign customers totaled approximately $67,959 in 2003 (2002 – $79,625, 2001 - $85,800).

Significant Customers for Continuing Operations

Customers individually representing more than 10% of defence revenues in 2003 were Boeing and the US government accounting for approximately 45% and 23% respectively.  In 2002 and 2001, Boeing accounted for 54% and 59% respectively of defence revenues.  General Electric accounted for approximately 52% of commercial aerospace revenues in 2003 (2002 – 48% and 2001 – 50%). No other customer represents more than 10% of consolidated revenues. At December 31, 2003, approximately 61% of accounts receivable relates to balances from these three customers (2002 – 56% from two customers).

16.                               DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada, which are different in some respects from those applicable in the United States, as described below.

(a)                                  PRODUCT DEVELOPMENT COSTS – Under U.S. GAAP, capitalized product development costs of nil (2002 – $128; 2001 - $Nil), included in other long-term assets in these financial statements, would be expensed.  In 2001, under U.S. GAAP, the recovery of previously capitalized product development costs of $423 would have been recorded as income, and the write off of $2,569 of previously capitalized product development costs would not have been expensed in 2001 but would have been expensed as costs were incurred.

(b)                                 ACCOUNTING FOR PENSIONS – The provisions of Statement of Financial Accounting Standards No. 87, “Employers’ Accounting for Pensions,” requires companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset and, in certain circumstances, a charge to accumulated other comprehensive income (loss). Therefore, in accordance with U.S. GAAP, the consolidated balance sheets at December 31, 2003 and 2002 would include an intangible pension asset of $180 and $Nil, an additional minimum pension liability of $1,827 and $1,468 and a reduction of accumulated other comprehensive income (loss) of $1,647 and $1,468, respectively.

NET PENSION COST UNDER U.S. GAAP

	2003	2002	2001

Current service cost	$823	$930	$652
Interest cost on projected benefit obligation and service cost	1,102	1,098	1,031
Expected return on assets	(490)	(466)	(458)
Net amortization and deferral	38	115	617
Curtailment (gains) losses	—	—	(777)
NET PENSION COST	$1,473	$1,677	$1,065

(c)                                  INVESTMENT IN VECTOR AEROSPACE CORPORATION – Under US GAAP the investment in Vector Aerospace Corporation would be considered to be available for sale under SFAS 115 and would be recorded at fair value of $6,619 (2002 - $2,246) with the current period increase in the unrealized gain of $1,720 (2002 - $227) reported in other comprehensive income.

(d)                                 STOCK-BASED COMPENSATION – Under Canadian GAAP, stock-based compensation is measured using the intrinsic value based method of accounting under which compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.  Stock based compensation, if any, is recorded in the period in which the options are granted.  For U.S. GAAP reporting, the Company uses the intrinsic value based method of APB Opinion No. 25.  The impact on compensation costs based on the fair value method as prescribed in Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”, for companies following APB Opinion No. 25 are reported as pro forma net income and pro forma earnings per share.  Under FAS No. 123 the pro forma net income (loss) would be $(14,012) (2002-$198; 2001-$2,514) or $(0.48) pro forma income (loss) per share (2002-$0.01; 2001- $0.09).  Compensation expense of $687 (2002-$512, 2001-$574) related to options not yet vested would be amortized over the years 2004 to 2007 for purposes of calculating pro forma net income and pro forma earnings per share.  Stock options are valued using the Black Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.0% (2002 – 2.6% and 2001 – 4.0%), expected life of 5 years (2002 – five years, 2001 – three years), expected volatility of 55% (2002 and 2001 – 30%) and expected dividend yield of nil% (2000 and 2001 – nil%).

(e)                                  COMPREHENSIVE INCOME – U.S. GAAP requires disclosure of comprehensive income, which comprises income and other comprehensive income.  The only items of other comprehensive income for the Company are the changes to the currency translation adjustment, the minimum pension liability adjustment and the investment in Vector Aerospace Corporation.  Under Canadian GAAP there is no standard for reporting comprehensive income.

(f)                                    U.S. GAAP BALANCE SHEET ITEMS (WHERE DIFFERENT FROM CANADIAN GAAP)

	2003	2002
ASSETS
Other assets	$12,489	$16,124
Total assets	$158,673	$222,190

LIABILITIES
Other non-current liabilities	$14,581	$23,039
Total liabilities	$119,936	$179,693

SHAREHOLDERS’ EQUITY	$38,737	$42,497

(g)                                 The following summarizes the adjustments to net income (loss) to conform to U.S. GAAP:

	2003	2002	2001

NET INCOME (LOSS) FOR THE YEAR BASED ON CANADIAN GAAP	$(13,761)	$604	$(112)
Deferred development costs (a)	—	(128)	2,992
Pension expense (b)	(25)	(114)	$157
NET INCOME (LOSS) FOR THE YEAR BASED ON U.S. GAAP	$(13,786)	$362	$3,037

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments	$8,276	$(1,919)	$1,696
Minimum pension liability adjustments	(179)	(174)	(356)
Investment in Vector Aerospace Corporation (c)	1,720	227	—
COMPREHENSIVE INCOME (LOSS)	$(3,969)	$(1,504)	$4,377

BASIC EARNINGS (LOSS) PER SHARE – CONTINUING OPERATIONS BASED ON U.S. GAAP	$(0.15)	$0.56	$0.32

BASIC EARNINGS (LOSS) PER SHARE BASED ON U.S. GAAP	$(0.48)	$0.01	$0.11

DILUTED EARNINGS (LOSS) PER SHARE – CONTINUING OPERATIONS BASED ON U.S. GAAP	$(0.15)	$0.55	$0.31

DILUTED EARNINGS (LOSS) PER SHARE BASED ON U.S. GAAP	$(0.48)	$0.01	$0.10

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’S)
Basic	28,938	28,843	28,833
Diluted	28,938	29,734	29,298

The effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2003	2002	2001

SHAREHOLDERS’ EQUITY BASED ON CANADIAN GAAP	$37,442	$42,718	$44,016
Deferred development costs (a)	(128)	(128)	—
Accounting for pensions (b)	(524)	(320)	(32)
Investment in Vector Aerospace Corporation (c)	1,947	227	—
SHAREHOLDERS’ EQUITY BASED ON U.S. GAAP	$38,737	$42,497	$43,984

(h)                                 Recently Adopted Accounting Standards for U.S. GAAP Presentations

Effective January 1, 2003 the Company adopted, for U.S. reporting purposes, FASB Statement No. 143, Accounting for Asset Retirement Obligations. This statement establishes accounting standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost.

Effective January 1, 2003 the Company adopted, for U.S. reporting purposes FASB Statement No. 146, Accounting for Costs Associate with Exit or Disposal Activities. This standard requires that a liability associated with an exit or disposal activity be recognized when the liability is incurred rather than at the date of the Company’s commitment to an exit plan. The provisions of this new standard are generally to be applied prospectively.

Under the recently issued FASB interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the initial recognition and measurement provisions are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002.  The Company has not issued or modified any guarantees after December 31, 2002.

(i)                                     Recently Issued Accounting Standards

In January 2003 the FASB Issued Interpretation No. 46, Consolidation of Variable Interest Entities, which applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that is acquired before February 1, 2003. The Company is currently assessing this standard and has not yet determined the impact of this standard on its financial statements.